TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34658
November 26, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Daido Life Insurance Company - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Daido Life Insurance Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Report of Consolidated Financial Summary for the six months ended September 30, 2003 dated November 20, 2003 and reference materials relating thereto;

2. Report of Non-consolidated Financial Summary for the six-months ended September 30, 2003 dated November 20, 2003 and reference materials relating thereto; and

3. Supplementary Materials for the Six Months Ended September 30, 2003 Financial Results.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

Hironori Shibata

Enclosure

dw 12/3

CONSOLIDATED FINANCIAL SUMMARY

File No.82-34658

(for the six months ended September 30, 2003)

November 20, 2003

Name of Company: **Daido Life Insurance Company**
Stock Listings: Tokyo, Osaka
Security Code No.: 8799
Head Office: Osaka, Japan
URL: http://www.daido-life.co.jp
Date of Board Meeting for Settlement of Accounts: November 20, 2003
Application of U.S. Accounting Standards: No

1. Consolidated Operating Results for the Six Months Ended September 30, 2003

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest per cent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Net Income	% change
Six months ended Sept. 30, 2003	¥599,369 million	(2.9)	¥62,675 million	225.1	¥25,451 million	729.6
Six months ended Sept. 30, 2002	¥617,238 million	(1.0)	¥19,278 million	116.1	¥3,068 million	-
FY 2002 ended Mar. 31, 2003	¥1,185,256 million	(10.0)	¥41,807 million	(5.1)	¥6,383 million	(33.1)

	Net Income per Share	Net Income per Share (Fully Diluted)
Six months ended Sept. 30, 2003	¥16,967.42	¥ -
Six months ended Sept. 30, 2002	¥2,045.34	¥ -
FY 2002 ended Mar. 31, 2003	¥4,204.50	¥ -

Notes: 1. Equity in net loss of affiliated companies: ¥1,000 million for the six months ended September30, 2003; ¥1,599 million for the six months ended September 30, 2002; ¥3,085 million for the year ended March 31, 2003

2. Average number of outstanding shares during the term (consolidated): six months ended September30, 2003: 1,500,000; six months ended September30, 2002: 1,500,000; the year ended March31, 2003: 1,500,000

3. Changes in method of accounting: None

4. % change for ordinary revenues, ordinary profit and net income is presented in comparison with the previous fiscal term.

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of September 30, 2003	¥6,076,253 million	¥232,633 million	3.8%	¥155,088.68
As of September 30, 2002	¥6,006,163 million	¥174,880 million	2.9%	¥116,586.87
As of March 31, 2003	¥6,035,905 million	¥179,060 million	3.0%	¥119,322.62

Note: Number of outstanding shares at the end of the term (consolidated): as of September30, 2003: 1,500,000; as of September 30, 2002: 1,500,000; as of March 31, 2003: 1,500,000

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
Six months ended Sept. 30, 2003	¥ 571 million	¥(6,311) million	¥(4,511) million	¥452,423 million
Six months ended Sept. 30, 2002	¥ 83,530 million	¥(59,762) million	¥24,437 million	¥444,321 million
FY 2002 ended Mar. 31, 2003	¥124,736 million	¥(80,021) million	¥24,437 million	¥464,008 million

(4) Scope of Consolidation and Application of Equity Method:

Number of consolidated subsidiaries:	6
Number of non-consolidated subsidiaries accounted for by the equity method:	None
Number of affiliates accounted for by the equity method:	9

(5) Change in Scope of Consolidation and Application of Equity Method:

Number of companies newly consolidated:	None
Number of company excluded from consolidation:	None
Number of companies newly accounted for by the equity method:	None
Number of companies excluded from the equity method of accounting:	None

2. Forecast for the Year Ending March 31, 2004 (April 1, 2003 - March 31, 2004)

	Ordinary Revenues	Ordinary Profit	Net Income
FY 2003 ending Mar. 31, 2004	¥1,203,000 million	¥97,000 million	¥30,000 million

Note: Projected net income per share for the year ending March 31, 2004 is ¥20,000.00.

The above forecasts for the year ending March 31, 2004 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses. For further details, please refer to "Financial Review - Forecast for the Fiscal Year Ending March 31, 2004."

(References)

I. Subsidiaries and Affiliates

The Company consists of Daido Life Insurance Company, 6 subsidiaries and 9 affiliates.

Daido Life Insurance Company

Insurance and Insurance-Related Business (3 companies)

Insurance

- # T&D Financial Life Insurance Company (Life insurance company)

Insurance-Related

- * Daido Management Service Co., Ltd. (Insurance agent)
- # T&D Confirm Ltd. (Policyholder confirmation)

Investment-Related Business (6 companies)

Investment Advisory

- # T&D Asset Management (U.S.A.) Inc. (Investment advisory services)
- # T&D Asset Management Co., Ltd. (Investment advisory and investment trust services)
- # Sinopia T&D Asset Management Co., Ltd. (Investment advisory services)

Other

- # T&D Taiyo Daido Lease Co., Ltd. (Leasing)
- # T&D Asset Management Cayman Inc. (Partnership for management and administration)
- # Alternative Investment Capital Limited. (Investment advisory services of private equity funds)

Administration-Related Business (5 companies)

Administration-Related

- * Daido Life Customer Services Co., Ltd. (Back office services)

General Affairs and Calculation-Related

- * Zenkoku Business Center Co., Ltd. (Premium collection)
- * Nihon System Shuno, Inc. (Premium collection)
- * Daiko Building Service Co., Ltd. (Building cleaning)
- # T&D Information Systems, Ltd. (Computer processing)

Other Businesses (1 companies)

Others

- * Daido Kosan Co., Ltd. (Sales of products and maintenance of land and buildings)

*Note: Companies marked by * represent consolidated subsidiaries, and companies marked by # represent affiliated companies accounted for by the equity method.*

II. Management Principles and Goals

1. Basic Management Principles

Daido Life has a corporate vision that emphasizes two goals -"to be the first choice of small and medium-sized enterprises (SMEs) as the most reliable life insurance company in all aspects" and "to achieve sustainable growth in corporate value through the development of its core business". The Company's core business involves the marketing of individual term life insurance products in the SME market through tie-ups with affinity groups.

Based on its corporate vision, the Company is striving to inspire its customers' trust and respond to the expectations of its shareholders by implementing the following three management policies:

a. maintaining and increasing the soundness of management, appropriately managing risk, and taking other measures required to build a solid corporate base that encourages customers to select the Company;

b. consistently providing products and services that offer the best value for customers, based on a basic corporate posture that encourages the seeking of new challenges and a rapid response to these challenges; and

c. recognizing that the quality of any organization depends on the quality of the people within it and therefore developing and posting employees with high levels of specialized knowledge and exceptional ethical standards who inspire customers' trust.

2. Basic Profit Distribution Principles

Because the life insurance industry is engaged in business operations that have a strong influence on the general level of public welfare, the Company believes it to be important that it maintains strong operating bases.

The Company's basic profit distribution policy has the fundamental goal of distributing a stable level of dividends to shareholders while strengthening capital base with due consideration to ensuring operating stability.

In line with this policy, for the fiscal year ending March 31, 2004, the Company plans to make "share transfer distribution" in place of year-end dividends.

The Company's basic profit distribution policy after establishment of T&D Holdings, Inc., has yet to be determined.

3. Medium-Term Strategy

The medium-term management plan that the Company began implementing from April 2003, calls for selectively concentrating corporate resources and undertaking strategic differentiation to further strengthen the Company's unique business model of focusing on the SME market.

The medium-term management plan is promoting the following five strategies:

a. concentrating on its core business to expand its market share (*market-channel strategy*),

b. addressing customer needs to strengthen the competitiveness of products and services (*products and services strategy*),

c. developing its asset management business to increase profit (*asset management business strategy*),

d. strengthening profit management and risk management capabilities to establish an even more solid operating base (*profit management and risk management strategy),* and

e. strengthening management systems of the T&D Life Group and employing various alliances to upgrade capabilities for providing financial services (*alliance strategy*).

4. Management Goals

In its ongoing efforts to achieve the long-term enhancement of corporate value, the Company places priority on the three goals of policy amount, financial soundness, profitability and capital efficiency.

In consideration of results for the six-month period ended September 30, 2003, the Company has revised its numerical targets for the fiscal year ending March 31, 2004, as follows:

	Revised Target	Previous Target
(1) Policy amount		
total policy amount in force of individual insurance and annuities	¥39,200 billion	¥39,630 billion
(2) Financial soundness		
solvency margin ratio	800% or above	800% or above
(3) Profitability and capital efficiency		
core profit	¥95 billion	¥88 billion
consolidated ROE	10% or above	10% or above
non-consolidated adjusted ROE*	12% or above	12% or above

Notes:

* Non-consolidated adjusted ROE = [adjusted book value at fiscal year-end - adjusted book value at beginning of that fiscal year (after deduction of appropriation of retained earnings paid

out in cash) - (externally) raised capital in that fiscal year] / (average balance of adjusted book value) x 100

In which:

Adjusted book value = total equity (excluding net unrealized gains on securities)

+ quasi-equity liabilities (reserve for price fluctuations, contingency reserve and unalloted portion of reserve for policyholder dividends)

+ net unrealized gains on securities (after-tax, excluding held-to-maturity bonds and bonds due in one year or more within "available-for-sale securities" which are meant to be held to maturity)

+ net unrealized gains (losses) on real estate (after-tax)

- deferred tax assets for quasi-equity liabilities

And:

Average balance of adjusted book value = [adjusted book value at beginning of fiscal year (after deduction of appropriation of retained earnings paid out in cash) + adjusted book value at fiscal year-end] / 2

5. Basic Policy on Corporate Governance and Progress of Initiatives

Basic policy on corporate governance

The Company's corporate vision encompasses the goals "to be the first choice of SMEs as the most reliable life insurance company in all respects" and "to achieve sustainable growth in its corporate value through the development of its core business." In the pursuit of these visions, the Company considers the enhancement of fairness and transparency in management and properly recognizing and managing risks that may emerge through dramatic changes in the environment surrounding the insurance industry to be vital management tasks.

The Company also strives to improve its disclosure and investor relations activities. The Company believes that, by obtaining proper evaluation from shareholders, fully respecting their opinions, while reflecting such opinions in management, it could substantially enhance its corporate governance.

Progress of corporate governance initiatives

(1) Administrative organization for managerial decision making, execution, and monitoring

- The Company employs a system of corporate auditors. It makes proactive use of an external director and external auditors and strives to reflect the opinions of these experts in its management. As of September 30, 2003, the Company had appointed one attorney at law as an external director and one attorney at law and one honorary university professor as external auditors.
- In addition to the Board of Directors, the Company has a Senior Management Committee composed of senior directors to strengthen the deliberation process for basic

issues related to management strategy.

- In accordance with rules set forth by the Insurance Business Law, the Company has appointed a chief actuary, who participates in the determination of insurance pricing and other actuarial matters.
- The Company aims to clarify its stance regarding legal compliance, and in doing so, clearly demonstrate its orientation toward contributing to utility and value for its customers and the betterment of society. To this end, the Company has formulated the official Daido Life Corporate Ethics policy, and thoroughly implements compliance in all of its operations.
- To accurately recognize and manage risks, the Company has formulated the Risk Management Basic Policy. Under the policy, while designating specific administrative divisions for each risk category, the Company has also established the Risk Management Department for overall risk management. Furthermore, in order to cope with cross-divisional risk issues, the Company has established such committees as a Risk Management Committee, an ALM (Asset and Liability Management) Committee, and an Operations Quality Improvement Committee, thus enabling thorough risk management.
- Below is a schematic representation of the Company's risk management and compliance framework.



Corporate Auditors, Board of Corporate Auditors
Chief actuary
Statements of opinion, etc
Board of Directors
Auditing
Independent Public Accountants
Oversight
Reporting
President
Senior Management Committee
Legal Compliance Committee
Risk Management Committee
ALM Committee
Operations Quality Improvement
Check-and-balance, guidance
Operations Execution Depts. (Other Depts., branches, affiliates, others)
Internal Audit
Operations Monitoring Dept.

(Reference) Management Risks

Under its Risk Management Basic Policy, the Company categorizes and defines management risks according to the table below.

Risk type		Description
Insurance underwriting risk		The risk of suffering losses from unfavorable gaps between actual occurrence of insured events and assumptions made at the time of pricing, due to change in the state of the economy, disasters, etc.
Asset management risk	Market risk	The risk of suffering losses from fluctuations in interest rates, foreign exchange rates and other factors.
	Credit risk	The risk of suffering losses from the deterioration of the financial conditions of obligors.
	Real estate investment risk	The risk of suffering losses from the decline of real estate prices or real estate related revenue.
Liquidity risk	Cash flow risk	The risk of suffering losses from having to sell off assets at a much lower price than usual to secure funds.
	Market liquidity risk	The risk of suffering losses from unavailability of trading options in the market or having to trade at a significantly disadvantaged price owing to market volatility and other factors.
Operational risk		The risk of suffering losses from officers, employees, and sales representatives neglecting to perform accurate operations or causing accidents.
System risk		The risk of suffering losses from computer system downtime, malfunction, and other system flaws.
Legal risk		The risk of suffering losses from neglecting to comply with the law.
Rumor risk		The risk of suffering losses from an increase in surrendered insurance policies or other situations due to the spread of negative rumors through the media and other sources.
Hazard risk		The risk of suffering losses from the lack of contingency plans or emergency measures for large-scale disasters.
Affiliate risk		The risk of suffering losses from the deterioration of an affiliate's profitability or other adverse factors.

(2) Personal relations, financial relations, transactions or other such special interests between the Company and its external director, external auditors

No corresponding items.

(3) Activity taken over the last fiscal year to improve the Company's corporate governance.

To monitor the Company's decision making and each director's business execution, the Board of Directors convenes monthly and at any other time when deemed necessary.

The aforementioned Senior Management Committee meets weekly, the ALM and Operations Quality Improvement committees monthly, and the Risk Management Committee

quarterly.

Moreover, corporate auditors attend meetings of the Board of Directors to monitor each director's business execution, and the standing auditor participates in both the Senior Management Committee and the Risk Management Committee.

6. Future Tasks

The Japanese economy remains in an unpredictable state and Japanese life insurers are expected to face increasingly intense competition. Amid this operating environment, the Company will undertake the following tasks in order to fulfill its corporate visions as stated in item 1, "Basic Management Principles," of this report.

(1) Strengthening Core Business

By concentrating operating resources in the Company's core business, providing products and services that meet customer needs, and further increasing the productivity of in-house sales representative and sales agent channels, the Company will further strengthen its superior position in the SME market.

(2) Strengthening Management Systems to Increase Profitability

To pursue a sustainable growth in corporate value as a joint stock corporation, the Company will proceed with measures to strengthen its profit management and risk management systems and work to establish an even more solid business franchise.

The Company also intends to quickly and appropriately respond to issues such as those related to the strengthening of product and service development and asset management as well as the augmentation of administrative efficiency.

(3) Thorough Continuous Implementation of Compliance Initiatives

Integrity and fairness in corporate activities through strict compliance with laws and regulations is crucial to the gaining of customer trust, and the Company will continue to pursue the thorough implementation of compliance initiatives.

7. Basic Policy on Relations with Interested Parties (Parent Company, Others)

No corresponding items. The Company possesses neither a parent company nor any such company of superordinate equity status.

8. Other important items pertaining to the management of the Company

On October 8, 2003, Daido Life reached an agreement with Taiyo Life Insurance Company and T&D Financial Life Insurance Company on the establishment of T&D Holdings Inc. on April 1, 2004, subject to approvals by their shareholders and appropriate authorities.

Under the holding company, the three companies will emphasize as fully as possible the strengths and special expertise in their unique business models and ensure the enhancement of their life insurance businesses. At the same time, through the effective use of resources of group, the companies will make operations more efficient and facilitate intensive strategic investment and ensure continuous growth of businesses and revenues, thereby enhancing group corporate value.

III. Financial Review

1. Business Results

(1) Overview of Operations during the Interim Term Under Review

a) Results of Operations (Consolidated Basis)

During the six months ended September 30, 2003, conditions in the Japanese economy remained extremely challenging. Although some indications of recovery were witnessed, including growth in capital investment stemming from improved corporate earnings, the unemployment rate remained high and less than favorable figures persisted in other key economic indicators. Meanwhile, ongoing liberation and deregulation have intensifying competition in the life insurance industry. In response to these market conditions, Daido Life Insurance Company further concentrated its business resources in its core business of marketing individual term life insurance products in the SME market through tie-ups with affinity groups and worked to provide products and services that meet its customers' needs.

As a result, during the interim term under review, the Company's ordinary revenues declined 2.9%, or ¥17.8 billion, from the level in the same half of the previous fiscal year, to ¥599.3 billion, reflecting a 6.8% decrease in income from insurance premiums, to ¥480.7 billion, although investment income/gains increased 9.5%, to ¥100.5 billion. The decrease in income from insurance premiums was due mainly to an easing off in single premiums and a decline in insurance premiums from group annuities. The increase in investment income/gains was due mainly to a 70.2%, or ¥9.2 billion, increase in gains on sale of securities from the level in the same half of the previous fiscal year, to ¥22.4 billion, resulting from the sale of domestic bonds in order to prepare for risk of increase in cash outflows in group annuities caused by a rise in interest rates. This stood in contrast to a 7.3%, or ¥4.6 billion, decrease in income from interest and dividends from the level in the same half of the previous fiscal year, to ¥58.5 billion. As investment returns surrounding separate accounts improved due mainly to a rise in stock prices, the Company also recorded a ¥13.2 billion gain on separate accounts, compared with a ¥22.5 billion loss in the same half of the previous fiscal year, which also contributed to the increase in investment income/gains.

Ordinary expenses decreased 10.2%, or ¥61.2 billion, to ¥536.6 billion, owing to such a change as an 83.0% decrease in investment expenses/losses, to ¥12.4 billion, although operating expenses increased 0.1%, to ¥55.9 billion and insurance claims and other payments increased 5.8%, to ¥458.4 billion. The decrease in investment expenses/losses was due to such factors as the aforementioned gain on separate accounts and a substantial 98.3%, or ¥28.4 billion, decline

in devaluation losses on securities from the level in the same half of the previous fiscal year, to ¥0.4 billion, reflecting favorable conditions in the stock market. Moreover, equity in net loss of affiliated companies also decreased 37.5%, to ¥1.0 billion, due to a decrease in losses related to affiliate, T&D Financial Life Insurance Company.

As a consequence, ordinary profit for the interim term under review increased 225.1%, or ¥43.3 billion, to ¥62.6 billion.

Extraordinary gains increased 14.3%, to ¥3.1 billion, and extraordinary losses increased 20.7%, to ¥5.0 billion.

The provision for reserve for policyholder dividends rose 45.1%, to ¥17.7 billion, as a result of improvements in the investment returns.

After accounting for extraordinary gains and losses, provision for reserve for policyholder dividends, and income taxes, interim net income amounted to ¥25.4 billion, an increase of 729.6%.

b) Sales Results

For the interim term under review, the new policy amount of individual insurance and annuities (including the net increase from conversions) slipped 8.1%, to ¥2,109.4 billion. The total new policy amount of individual term life insurance edged down 5.6%, to ¥2,006.4 billion.

At the end of the interim term under review, the total policy amount in force of individual insurance and annuities decreased 0.7% from the previous fiscal year-end, to ¥39,075.8 billion. The total policy amount in force of individual term life insurance edged down 0.4%, to ¥34,662.5 billion.

c) Other Important Performance Items

The Company's core profit (*kiso rieki*, a measure of underlying profitability from core insurance operations on a non-consolidated basis) recorded ¥48.0 billion, increase of 23.9% compared with the same half of the previous fiscal year, after compensating negative spread of ¥10.5 billion (down 35.5% year-on-year). This increase in core profit and decrease in negative spread in comparison with the same half of the previous fiscal year was due mainly to a decline in provision for policy reserves owing to reduction of assumed investment yield for group annuities.

At the end of the interim term under review, the Company's solvency margin ratio (a measure of insurance companies' financial soundness) was 1,069.7%, up 209.5 percentage points from 860.2% at the previous fiscal year-end. Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities (excluding quasiequity liabilities)) amounted to

¥541.5 billion, up 5.1%, or ¥26.0 billion, from ¥515.4 billion at the previous fiscal year-end. These increases in solvency margin ratio and adjusted net assets were due primarily to the upturn in stock prices.

(2) Forecast for the Fiscal Year Ending March 31, 2004

In consideration of business results for the first half of the fiscal year ending March 31, 2004, the Company has revised its performance forecast for the fiscal year ending March 31, 2004 as follows.

On a non-consolidated basis, due to such factors as greater than expected gains on the sale of securities, reversal of the provision for policy reserves owing to the decline in income from insurance premiums and increase in insurance claims and other payments, which is recorded in other ordinary income, the Company has raised its ordinary revenues forecast by ¥7.6 billion, or 6.8%, from the initial figure of ¥1,124.0 billion, to ¥1,200.0 billion. We are boosting our forecast for ordinary profit by ¥31.0 billion, or 44.3%, from ¥70.0 billion, to ¥101.0 billion reflecting the prospect of increase in ordinary expenses due mainly to increase in insurance claims and other payments. We forecasts core profit of ¥95.0 billion, up ¥7.0 billion or 8.0%, from the initial forecast of ¥88.0 billion. Regarding net income, we are hiking our forecast ¥11.0 billion, or 47.8%, from ¥23.0 billion, to ¥34.0 billion.

On a consolidated basis, reflecting the revisions to the non-consolidated forecast, the Company forecasts ordinary revenues of ¥1,203.0 billion, up ¥76.0 billion, or 6.7%, from the initial forecast of ¥1,127.0 billion. Our forecast for ordinary profit is now ¥97.0 billion, up ¥31.0 billion, or 47.0%, from our initial forecast of ¥66.0 billion, and our forecast for net income now stands at ¥30.0 billion, a ¥11.0 billion, or 57.9%, increase over our initial forecast of ¥19.0 billion.

The Company's forecast for annual shareholders' dividends corresponding to the fiscal year ending March 31, 2004, remains the same at ¥3,000 per share.

2. Financial Position

(1) Balance Sheet Position

At the balance sheet date, total assets amounted to ¥6,076.2 billion, up 0.7% from the previous fiscal year-end.

Looking at principal asset items, securities principally comprising domestic bonds amounted to ¥4,003.0 billion, up 1.4%. Loans totaled ¥1,165.1 billion, down 1.4%, and cash and deposits and call loans were ¥392.7 billion, down 7.3%.

Total liabilities were ¥5,842.6 billion, down 0.2%, and total policy reserves comprised the bulk of this figure, amounting to ¥5,386.1 billion, down 0.2%.

Total equity was ¥232.6 billion, up 29.9%, or ¥53.5 billion from the previous fiscal year-end. The principal reason for this increase was growth in retained earnings stemming from interim term net income and a rise in net unrealized gains on securities due to a rise in stock prices.

(2) Cash Flows

Consolidated cash flows for the interim term under review were as follows.

Net cash provided by operating activities decreased ¥82.9 billion from the level in the same half of the previous fiscal year, to ¥0.5 billion. This decrease was primarily the result of the decline in income from insurance premiums and an increase in insurance claims and other payments.

Net cash used in investing activities decreased ¥53.4 billion, to ¥6.3 billion. This decrease was due primarily to a decline in funds for the implementation of investing activities resulting from the decrease in net cash provided by operating activities.

Net cash used in financing activities amounted to ¥4.5 billion. This was due to a ¥4.5 billion payment of shareholders' dividends during the interim term. Although this represents a decline of ¥28.9 billion compared with the same half of the previous fiscal year, this is the result of the issuance of new commercial papers in the corresponding half of the previous fiscal year.

As a result, cash and cash equivalents at the end of the interim term totaled ¥452.4 billion, down ¥11.5 billion from the beginning of the fiscal year.

(Reference) Consolidated Cash Flow Indicators

Item	Six months ended Sept. 30, 2001	Six months ended Sept. 30, 2002	Six months ended Sept. 30, 2003	Fiscal year ended March 31, 2002	Fiscal year ended March 31, 2003
Shareholders' equity ratio *	2.2%	2.9%	3.8%	2.8%	3.0%
Shareholders' equity ratio at fair value **		6.2%	8.1%		5.5%

Notes:

*Shareholders' equity ratio = (total shareholders' equity at year-end / total assets at year-end) × 100.

As of April 1, 2002, Daido Life converted itself from a mutual company to a joint stock corporation. The sum of ¥5,560 million was paid to policyholders in accordance with Article 12 of the implementation order for the Insurance Business Law due to the Company's

demutualization and deducted from equity for the fiscal year ended March 31, 2002 in calculating these figures.

** Shareholders' equity ratio at fair value = (market capitalization at year-end / total assets at year-end) x 100.

There is no shareholders' equity ratio at fair value until the fiscal year ended March 31, 2002, because the Company was a mutual company until that fiscal year-end.

Profit/Loss Status for the Six Months Ended September 30, 2003 (Consolidated)

(Millions of Yen, %)

	Six Months Ended September 30, 2002	Six Months Ended September 30, 2003	Increase (decrease)	% change	Fiscal Year Ended March 31, 2003
Ordinary Revenues	617,238	599,369	(17,868)	(2.9)	1,185,256
Income from insurance premiums and others	515,888	480,795	(35,093)	(6.8)	989,420
Income from insurance premiums	515,398	480,132	(35,265)	(6.8)	988,327
Investment income/gains	91,794	100,519	8,724	9.5	186,088
Interest, dividends and income from real estate for rent	63,150	58,511	(4,638)	(7.3)	129,419
Gains on sale of securities	13,173	22,416	9,242	70.2	32,596
Gains from derivatives, net	15,135	-	(15,135)	(100.0)	21,111
Gains from separate accounts, net	-	13,298	13,298	-	-
Other ordinary income	9,555	18,055	8,500	89.0	9,747
Reversal of policy reserve	-	8,520	8,520	-	-
Ordinary Expenses	597,959	536,694	(61,265)	(10.2)	1,143,449
Insurance claims and other payments	433,521	458,451	24,929	5.8	861,908
Insurance claims	158,694	181,412	22,718	14.3	295,889
Insurance benefits	127,794	114,214	(13,579)	(10.6)	254,314
Surrender payments	106,682	112,833	6,151	5.8	215,896
Provision for policy and other reserves	23,228	501	(22,726)	(97.8)	13,873
Investment expenses/losses	73,622	12,493	(61,128)	(83.0)	132,153
Losses from monetary trusts, net	6,696	-	(6,696)	(100.0)	11,748
Losses on sale of securities	7,270	1,047	(6,223)	(85.6)	19,755
Devaluation losses on securities	28,952	485	(28,467)	(98.3)	58,713
Losses from derivatives, net	-	3,571	3,571	-	-
Losses from separate accounts, net	22,543	-	(22,543)	(100.0)	28,512
Operating expenses	55,951	55,983	31	0.1	111,381
Other ordinary expenses	10,036	8,263	(1,772)	(17.7)	21,047
Equity in net losses of affiliated companies	1,599	1,000	(599)	(37.5)	3,085
Ordinary Profit	19,278	62,675	43,396	225.1	41,807
Extraordinary Gains	2,737	3,129	392	14.3	6,297
Extraordinary Losses	4,166	5,029	863	20.7	5,764
Extraordinary Gains (Losses)	(1,429)	(1,900)	(470)	32.9	532
Provision for Reserve for Policyholder Dividends	12,240	17,757	5,517	45.1	26,569
Income before Income Taxes	5,608	43,017	37,408	667.0	15,769
Income Taxes					
Current	15,011	16,336	1,324	8.8	4,176
Deferred	(12,470)	1,184	13,655	(109.5)	5,154
Minority Interests	(0)	45	45	(8,663.6)	55
Net Income	3,068	25,451	22,383	729.6	6,383

Principle Business Performance for the Six Months Ended September 30, 2003 (Non-Consolidated)

(Millions of Yen, %)

	Six Months Ended September 30, 2002	Six Months Ended September 30, 2003	Increase (decrease)	% change	Fiscal Year Ended March 31, 2003
New Policy Amount	2,296,478	2,109,438	(187,039)	(8.1)	4,673,514
Individual term life insurance	2,126,036	2,006,403	(119,632)	(5.6)	4,298,528
Core Profit	38,788	48,056	9,268	23.9	88,729
Negative Spread Amount	15,900	10,580	(5,319)	(33.5)	20,479

Note: New policy amount is the sum of individual insurance and individual annuities.

(Millions of Yen, %)

	As of March 31, 2003	As of September 30, 2003	Increase (decrease)	% change	As of September 30, 2002
Policy Amount in Force	39,342,682	39,075,896	(266,785)	(0.7)	39,086,303
Individual term life insurance	34,804,637	34,662,560	(142,077)	(0.4)	34,526,552
Solvency Margin Ratio	860.2%	1069.7%	209.5%	-	824.9%
Adjusted Net Asset	515,471	541,542	26,071	5.1	492,706

Note: Policy amount in force is the sum of individual insurance and individual annuities.

IV. Consolidated Financial Statements

Unaudited Consolidated Balance Sheets

	As of September 30, 2002 (Millions of yen)	%	As of September 30, 2003 (Millions of yen)	%	As of March 31, 2003 (Millions of yen)	%
Assets:						
Cash and Deposits	¥ 279,245	4.6	¥ 322,715	5.3	¥ 288,716	4.8
Call Loans	160,000	2.7	70,000	1.1	135,000	2.2
Monetary Claims Purchased	11,998	0.2	59,998	1.0	40,897	0.7
Monetary Trusts	81,972	1.4	183,025	3.0	150,393	2.5
Securities	3,998,832	66.6	4,003,092	65.9	3,947,224	65.4
Loans	1,165,537	19.4	1,165,163	19.2	1,181,658	19.6
Property and Equipment	177,652	3.0	169,100	2.8	175,974	2.9
Due from Agency	2,395	0.0	5,395	0.1	5,073	0.1
Due from Reinsurers	1,103	0.0	1,093	0.0	1,391	0.0
Other Assets	56,369	0.9	59,757	1.0	55,353	0.9
Deferred Tax Assets	79,167	1.3	41,431	0.7	61,096	1.0
Reserve for Possible Loan Losses	(8,112)	(0.1)	(4,519)	(0.1)	(6,874)	(0.1)
Total Assets	¥ 6,006,163	100.0	¥ 6,076,253	100.0	¥ 6,035,905	100.0
Liabilities:						
Policy Reserves:						
Reserve for outstanding claims	¥ 43,945		¥ 42,422		¥ 47,734	
Policy reserve	5,404,576		5,386,197		5,394,718	
Reserve for policyholder dividends	140,013		138,536		137,336	
Total Policy Reserves	5,588,535	93.1	5,567,157	91.6	5,579,788	92.4
Due to Agency	0	0.0	0	0.0	0	0.0
Due to Reinsurers	666	0.0	574	0.0	767	0.0
Other Liabilities	151,474	2.5	181,859	3.0	181,982	3.0
Reserve for Employees' Retirement Benefits	61,816	1.0	63,001	1.1	64,074	1.1
Reserve for Losses on Sale of Loans	63	0.0	64	0.0	63	0.0
Reserve for Price Fluctuations	28,726	0.5	30,005	0.5	29,242	0.5
Total Liabilities	5,831,283	97.1	5,842,661	96.2	5,855,919	97.0
Minority Interests	-	-	959	0.0	924	0.0
Equity:						
Common Stock	75,000	1.2	75,000	1.2	75,000	1.3
Capital Surplus	54	0.0	54	0.0	54	0.0
Retained Earnings	52,808	0.9	77,001	1.3	56,123	0.9
Net Unrealized Gains on Securities	47,192	0.8	80,577	1.3	47,883	0.8
Translation Adjustments	(174)	(0.0)	-	-	-	-
Total Equity	174,880	2.9	232,633	3.8	179,060	3.0
Total Liabilities, Minority Interests and Equity	¥ 6,006,163	100.0	¥ 6,076,253	100.0	¥ 6,035,905	100.0

See notes to unaudited consolidated condensed interim financial statements.

	For the six months Ended September 30, 2002 (Millions of yen)	%	For the six months Ended September 30, 2003 (Millions of yen)	%	For the year Ended March 31, 2003 (Millions of yen)	%
Ordinary Revenues:						
Income from Insurance Premiums	¥ 515,888		¥ 480,795		¥ 989,420	
Investment Income / Gains:						
Interest, dividends and income from real estate for rent	63,150		58,511		129,419	
Gains on investments in monetary trusts, net	-		5,025		-	
Gains on sale of securities	13,173		22,416		32,596	
Gains from derivatives, net	15,135		-		21,111	
Other investment income	334		1,267		2,961	
Gains from separate accounts, net	-		13,298		-	
Total Investment Income/gains	91,794		100,519		186,088	
Other Ordinary Income	9,555		18,055		9,747	
Total Ordinary Revenues	617,238	100.0	599,369	100.0	1,185,256	100.0
Ordinary Expenses:						
Insurance Claims and Other Payments:						
Insurance claims	158,694		181,412		295,889	
Annuity payments	13,188		13,553		27,104	
Insurance benefits	127,794		114,214		254,314	
Surrender payments	106,682		112,833		215,896	
Other payments	27,162		36,436		68,703	
Total Insurance Claims and Other Payments	433,521		458,451		861,908	
Provision for Policy and Other Reserves:						
Provision for policy reserve	22,582		-		12,724	
Interest portion of reserve for policyholder dividends	645		501		1,149	
Total Provision for Policy and Other Reserves	23,228		501		13,873	
Investment Expenses / Losses:						
Interest expense	22		15		37	
Losses from monetary trusts, net	6,696		-		11,748	
Losses on investments in trading securities, net	3,826		1,618		3,018	
Losses on sale of securities	7,270		1,047		19,755	
Devaluation losses on securities	28,952		485		58,713	
Losses from derivatives, net	-		3,571		-	
Foreign exchange losses, net	366		1,259		1,473	
Write-off of loans	58		1,268		69	
Depreciation of real estate for rent	1,518		1,529		3,069	
Other investment expenses	2,367		1,698		5,753	
Losses from separate accounts, net	22,543		-		28,512	
Total Investment Expenses / Losses	73,622		12,493		132,153	
Operating Expenses	55,951		55,983		111,381	

	For the six months Ended September 30, 2002 (Millions of yen)	%	For the six months Ended September 30, 2003 (Millions of yen)	%	For the year Ended March 31, 2003 (Millions of yen)	%
Other Ordinary Expenses	10,036		8,263		21,047	
Equity in Net Loss of Affiliated Companies	1,599		1,000		3,085	
Total Ordinary Expenses	597,959	96.9	536,694	89.5	1,143,449	96.5
Ordinary Profit	¥ 19,278	3.1	¥ 62,675	10.5	¥ 41,807	3.5

	For the six months Ended September 30, 2002 (Millions of yen)	%	For the six months Ended September 30, 2003 (Millions of yen)	%	For the year Ended March 31, 2003 (Millions of yen)	%
Extraordinary Gains:						
Gains on sale of property, equipment and loans	¥ 361		¥ 787		¥ 911	
Reversal of reserve for possible loan losses	1,932		1,865		3,165	
Recoveries from bad debts previously written-off	403		251		2,181	
Reversal of reserve for employee's retirement benefit	-		225		-	
Other	38		-		38	
Total Extraordinary Gains	2,737	0.5	3,129	0.5	6,297	0.5
Extraordinary Losses:						
Losses on sale, disposal and devaluation of property and equipment	3,314		4,239		4,309	
Provision for reserve for possible loan losses	0		0		0	
Provision for price fluctuation reserve	684		763		1,199	
Payments for 100th anniversary project	167		26		254	
Total Extraordinary Losses	4,166	0.7	5,029	0.8	5,764	0.5
Provision for Reserve for Policyholder Dividends	12,240	2.0	17,757	3.0	26,569	2.2
Income before Income Taxes	5,068	0.9	43,017	7.2	15,759	1.3
Income Taxes:						
Current	15,011	2.4	16,336	2.8	4,176	0.4
Deferred	(12,470)	(2.0)	1,184	0.2	5,154	0.4
Minority Interests	(0)	(0)	45	0.0	55	0.0
Net Income	¥ 3,068	0.5	¥ 25,451	4.2	¥ 6,383	0.5

See notes to unaudited consolidated condensed interim financial statements.

	For the six months Ended September 30, 2002 (Millions of yen)	For the six months Ended September 30, 2003 (Millions of yen)	For the year Ended March 31, 2003 (Millions of yen)
Capital Surplus:			
Balance at beginning of year	¥ 54	¥ 54	¥ 54
Balance at end of period	¥ 54	¥ 54	¥ 54
Retained Earnings:			
Balance at beginning of year	49,815	56,123	49,815
Addition:			
Net income	3,068	25,451	6,383
Deductions:			
Dividends on common stock	-	4,500	-
Bonus to directors	(65)	(63)	(65)
Bonus to corporate auditors	(10)	(10)	(10)
Total deductions	75	4,573	75
Balance at end of period	¥ 52,808	¥ 77,001	¥ 56,123

See notes to unaudited consolidated condensed interim financial statements.

	For the six months Ended September 30, 2002 (Millions of yen)	For the six months Ended September 30, 2003 (Millions of yen)	For the year Ended March 31, 2003 (Millions of yen)
Cash flows from operating activities:			
Income before income taxes	¥ 5,608	¥ 43,017	¥ 15,769
Depreciation of real estate for rent	1,518	1,529	3,069
Amortization of goodwill due to consolidation	3,317	2,325	5,794
Other depreciation and amortization	(1,192)	-	(1,192)
Decrease in reserve for outstanding claims	(3,860)	(5,311)	(71)
Increase (decrease) in policy reserves	22,582	(8,520)	12,724
Interest portion of reserve for policyholder dividends	645	501	1,149
Increase in reserve for policyholder dividends	12,240	17,757	26,569
Decrease in reserve for possible loan losses	(1,934)	(1,865)	(3,167)
Write-off of loans	58	1,268	69
Increase (decrease) in reserve for employees' retirement benefits	179	(1,073)	2,437
Increase in reserve for losses on sale of loans	0	0	0
Decrease in allowance for policyholder dividends	(30,662)	-	(30,662)
Transfer from allowance for policyholder dividends to reserve for policyholder dividends	30,662	-	30,662
Increase in reserve for price fluctuations	684	763	1,199
Interest, dividends and income from real estate for rent	(63,150)	(58,511)	(129,419)
(Gains) losses on securities investment	49,657	(32,413)	78,413
Interest expense	22	15	37
Exchange losses	349	1,325	1,519
Losses on sale or disposal of property and equipment	2,890	3,240	3,379
Equity in net loss of affiliated companies	1,599	1,000	3,085
(Increase) decrease in due from agency	14	(321)	(2,664)
Decrease in due from reinsurers	376	297	89
(Increase) decrease in other assets	(5,302)	1,803	(4,327)
Decrease in due to agency	(0)	-	(0)
Increase (decrease) in due to reinsurers	(32)	(193)	68
Increase (decrease) in other liabilities	(1,462)	(2,814)	7,690
Other, net	(6,351)	(1,198)	(6,485)
Sub-total	18,458	(37,379)	15,741
Interest, dividends and income from real estate for rent received	68,357	60,328	136,979
Interest paid	(23)	(14)	(39)
Dividends paid to policyholders	(17,328)	(16,960)	(34,868)
Other, net	14,337	(6,490)	12,542
Income taxes received (paid)	(270)	1,087	(5,618)
Net cash provided by operating activities	¥ 83,530	¥ 571	¥ 124,736

	For the six months Ended September 30, 2002 (Millions of yen)	For the six months Ended September 30, 2002 (Millions of yen)	For the years Ended March 31, 2003 (Millions of yen)
Cash flows from investing activities:			
Net (increase) decrease in short-term investments	¥ (28)	¥ 316	¥ 6,540
Proceeds from sale and redemption of monetary claims purchased	700	-	700
Investments in monetary trusts	(30,000)	(60,000)	(130,000)
Proceeds from monetary trusts	20,000	38,016	49,000
Purchase of securities	(824,142)	(767,682)	(1,412,770)
Sale and redemption of securities	848,508	786,041	1,460,254
Investments in loans	(192,675)	(135,068)	(381,749)
Collections on loans	182,448	150,061	355,378
Decrease in cash collateral received under security lending contracts	(63,388)	(13,031)	(24,759)
Other, net	-	(6,126)	-
Sub-total	(58,578)	(7,473)	(77,405)
Total of net cash provided by (used in) operating activities and investment transactions as above	24,952	(6,902)	47,331
Purchase of property and equipment	(2,690)	(1,924)	(5,710)
Proceeds from sale of property and equipment	368	3,086	1,955
Net cash paid related to sale of subsidiaries	937	-	937
Proceeds from business transfer	200	-	200
Net cash used in investing activities	(59,762)	(6,311)	(80,021)
Cash flows from financing activities:			
Proceeds from issuance of commercial paper	30,000	-	30,000
Repayments of debt	(0)	-	(0)
Repayments of fund	-	(4,500)	-
Dividends paid to minority interests	(0)	(11)	(0)
Payments related to Article 12 of implementation order for Insurance Business Law	(5,560)	-	(5,560)
Net cash provided by (used in) financing activities	24,437	(4,511)	24,437
Effect of exchange rate changes on cash and cash equivalents	(362)	(1,332)	(1,621)
Net increase (decrease) in cash and cash equivalents	47,843	(11,584)	67,530
Cash and cash equivalents at beginning of year	396,477	464,008	396,477
Cash and cash equivalents at end of period	¥ 444,321	¥ 452,423	¥ 464,008

See notes to unaudited consolidated condensed interim financial statements.

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Daido Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to a plan of reorganisation and the Insurance Business Law, the Company has converted its organization from a mutual company to a joint stock corporation on April 1, 2002.

The accompanying consolidated financial statements are compiled from the interim financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of the Interim Financial Statements" (Ministry of Finance Ordinance). In preparing the consolidated condensed financial statements, certain items presented in the original consolidated financial statements have been reclassified and summarized for readers outside Japan. These consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the consolidated condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, total in yen shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany balances and transactions are eliminated. The number of the consolidated subsidiaries for six months ended September 30, 2003 was 6.

Investments in affiliates are accounted for under the equity method. The number of affiliated companies for six months ended September 30, 2003 was 9.

The financial statements of two affiliates located outside Japan are prepared for six months ended June 30, 2003. Appropriate adjustments have been made for material transactions for the period between June 30, and September 30, the date of the consolidated condensed financial statements.

The excess of cost over underlying net equity at acquisition dates of investments in subsidiaries and affiliated companies is amortized within 20 years. If the amount is not significant, the cost over equity is charged to current operation immediately.

(c) Foreign currency translation

(i) Foreign currency accounts

Foreign currency monetary assets and liabilities (including securities and derivatives) are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such

hedging instruments.

All income and expenses associated with foreign currencies are translated at the exchange rates prevailing when such transactions are made. The gains and losses of the exchange were credited or charged to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of the Company's affiliates located outside Japan are translated into Japanese yen at the exchange rates in effect at the balance sheet date in accordance with generally accepted accounting standards in Japan.

(d) Investments in securities other than subsidiaries and affiliates

Investments in securities other than subsidiaries and affiliates are classified as trading, held-to-maturity, and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at fair value. Unrealized gains and losses on trading securities are reported in the statement of operations. Unrealized gains and losses on marketable available-for-sale securities are included in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities is considered to be a permanent impairment, in which case such declines are recorded as devaluation (impairment) losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortized cost. For the purpose of computing realized gains and losses, cost is determined on the moving average method.

(e) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Manual. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantee and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, the necessary specific reserve amount is determined and is provided for based on an overall assessment of the borrowers' ability to pay after subtracting the loan balance the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan-loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related divisions in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the Audit Division, which is independent from business-related divisions, before the reserve amount is finally determined.

Consolidated subsidiaries provide for their reserve for possible loan losses using the same procedures as the Company for the annual and semi-annual financial statements, which is primarily based on the results of self-assessment procedures and also provides an amount considered necessary by applying the historical loan-loss ratio determined over a fixed period.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations mainly related to shares, bonds and foreign currency assets which are exposed to losses due to fluctuations of market prices. This reserve may only be used to reduce deficits arising from price fluctuations on those assets. For the six months, the Company provides half of estimated annual provision.

(g) Policy reserve

Pursuant to the requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is set up under the net level premium method. A net level premium, determined at the issue date and fixed to be invariable until the termination of the relevant policy, is required to fund all future policy benefits. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for losses on sale of loans

The Company is required to cover future losses resulting from its real estate secured loans sold to Cooperative Credit Purchasing Co., Ltd. and maintains a reserve based on estimates of such future losses. The establishment of this reserve is prescribed in Article 43of the Japanese Commercial Code.

(i) Income taxes

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using statutory tax rates.

(j) Reserve for employees' retirement benefits

The Company and its subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of-service approach. Unrecognized net gains or losses is charged or credited to income when recognized.

The Company and subsidiary amended its employees' retirement plans by transferring a part of defined benefit plan with defined contribution plan. The amendments of the plans are accounted for in accordance with Financial Accounting Standards Implementation Guidance No.1 "Accounting Statement for Transfers between Retirement Benefit Plans". The effect of this amendment amounted to ¥225 million is included in extraordinary gains.

Directors are not covered by the plans described above. Benefits paid to directors are charged to income as paid, as amounts vary with circumstances and it is not practicable to compute the liability for future payments.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1998 and by the declining-balance method for other property and equipment. Estimated useful lives range from 6 to 50 years for buildings and structures and 2 to 20 years for equipment. Accumulated depreciation of property and equipment as of September 30, 2003 was ¥86,930 million.

(l) Software

Development costs for internally used software are capitalized and amortized under the straight-line method over their estimated useful lives of five years.

(m) Leases

Under Japanese accounting standards for leases, financial leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer financial lease") are capitalized by the lessee, while other financial leases ("non-ownership-transfer financial lease) are permitted to account for as operating lease transactions.

The company and its subsidiaries treat all non-ownership-transfer financial leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer financial leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred.

(n) Derivative financial instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the durations of its assets and liabilities.

All derivative financial instruments are stated at fair value, except for certain derivative financial instruments that are specifically identified as hedging instruments. Derivative financial instruments, which are specifically identified as hedging instruments, are not revalue and their contracted rates are applied to the hedged items. Outstanding derivative financial instruments, which are not qualified as hedging instruments under hedge accounting, are revalued at fair value at the balance sheet date. These derivative financial instruments hedge certain financial exposure, although they do not meet the hedging criteria under the accounting standards.

(o) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(p) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposits and short-term investments with an original maturity of three months or less.

2. Investment in Securities and Monetary Trusts

Investment in securities and monetary trusts held by the Company and its consolidated subsidiaries as of September 30, 2002, 2003 and March 31, 2003 are summarized below:

	As of September 30, 2002	
	Amortized Cost	Net Unrealized Gains/(Losses)
	(Millions of yen)	
Held-to-maturity:		
Domestic bonds		
Corporate bonds	¥ 638,182	¥ 28,968
Municipal bonds	703,643	41,759
Government bonds	109,432	16,789
Sub-total	1,451,258	87,518
Foreign bonds	53,213	1,426
Total	¥ 1,504,471	¥ 88,944

	As of September 30, 2002	
	Amortized Cost	Net Unrealized Gains/(Losses)
	(Millions of yen)	
Available-for-sale:		
Domestic bonds		
Corporate bonds	¥ 478,358	¥ 17,870
Municipal bonds	646,209	34,942
Government bonds	295,951	12,737
Domestic stock	239,638	8,987
Foreign bonds	264,743	4,900
Foreign stocks	1,700	(219)
Other foreign securities	31,019	(65)
Other securities	209,744	(1,148)
Sub-total	2,167,366	78,004
Monetary trusts	61,096	(5,085)
Total	¥ 2,228,462	¥ 72,919

	As of September 30, 2003	
	Amortized Cost	Net Unrealized Gains/(Losses)
	(Millions of yen)	
Held-to-maturity:		
Domestic bonds		
Corporate bonds	¥ 760,733	¥ 14,826
Municipal bonds	643,436	23,992
Government bonds	105,131	12,326
Sub-total	1,509,301	51,145
Foreign bonds	73,775	1,385
Total	¥ 1,583,076	¥ 52,531

	As of September 30, 2003	
	Amortized Cost	Net Unrealized Gains/(Losses)
	(Millions of yen)	
Available-for-sale:		
Domestic bonds		
Corporate bonds	¥ 378,282	¥ 10,836
Municipal bonds	516,979	19,917
Government bonds	173,246	6,323
Domestic stock	250,315	84,904
Foreign bonds	476,389	(6,306)
Foreign stocks	2,241	(426)
Other foreign securities	31,174	(1,044)
Other securities	372,412	9,771
Sub-total	2,204,040	123,977
Monetary trusts	46,185	1,668
Total	¥ 2,250,225	¥ 125,645

	As of March 31, 2003	
	Amortized Cost	Net Unrealized Gains/(Losses)
	(Millions of yen)	
Held-to-maturity:		
Domestic bonds		
Corporate bonds	¥ 709,872	¥ 42,888
Municipal bonds	669,306	42,806
Government bonds	108,877	16,394
Sub-total	1,488,056	102,089
Foreign bonds	50,405	1,935
Total	¥ 1,538,461	¥ 104,024

	As of March 31, 2003	
	Amortized Cost	Net Unrealized Gains/(Losses)
	(Millions of yen)	
Available-for-sale:		
Domestic bonds		
Corporate bonds	¥ 509,975	¥ 24,314
Municipal bonds	617,154	37,252
Government bonds	420,182	13,137
Domestic stock	172,363	3,627
Foreign bonds	161,023	4,459
Foreign stocks	1,913	(262)
Other foreign securities	30,076	(1,138)
Other securities	266,498	(3,361)
Sub-total	2,179,188	78,026
Monetary trusts	59,917	(4,130)
Total	¥ 2,239,105	¥ 73,896

In the six months ended September 30, 2003, the Company and its subsidiaries recognized devaluation losses on marketable available-for-sale securities and monetary trusts amounting to ¥9 million and ¥32 million, respectively. These related to instances where the decline in the fair value of the securities exceeds 30% of the book value of the securities.

In addition to the table above, there are certain available-for-sale securities without readily obtainable fair value which can be summarized as follows:

	As of September 30, 2002	As of September 30, 2003	As of March 31, 2003
	(Millions of yen)		
Unlisted domestic stocks	¥ 10,945	¥ 10,449	¥ 10,672
Unlisted foreign stocks	60,000	60,000	60,000
Other foreign securities	10,453	4,623	12,857
Other securities	3,167	15,134	4,696
Investment in affiliates	17,173	14,588	15,727
Total	¥ 101,738	¥ 104,794	¥ 103,952

A parts bonds amounting to ¥82,941 million was loaned under lending contracts as of September 30, 2003.

3. Loans

Delinquent loans of the Company and its subsidiaries as of September 30, 2003 are summarized below.

	(Millions of yen)
Loans to bankrupt companies	¥ 288
Past due loans	6,004
Loans overdue for three months or more	406
Restructured loans	485
Total	¥ 7,185

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to the significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans other than those categorized as "Loans to bankrupt companies" for which due dates for interest payments have been rescheduled for purposes of reconstruction or support of the borrower, on which the Company has stopped accruing interest based on its self-assessment.

"Loans overdue for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest are in arrears for three months or more.

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies", "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties providing a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favour of the borrower for purposes of reconstruction or support of the borrower.

A portion of past due loans and loans to bankrupt companies was written off. Write-offs relating to bankrupt companies for the six months ended as of September 30, 2003 amounted to ¥591 million. Past due loans also decreased due to write-offs in the amounts of ¥5,485 million for the six months ended September 2003.

The Company's outstanding loan commitments with borrowers as of September 30, 2003 are summarized as follows:

		(Millions of yen)
Total loan commitment	¥	2,000
Less amount draw down		1,955
Residual loan commitment	¥	45

Based on the agreement, the extension of the credit is subject to the Company's review procedures. The review procedures consist of ensuring the use of funds and assessing credit worthiness of the borrower. Since not all of such outstanding commitment amounts will be drawn up, the outstanding commitment amounts do not necessarily represent future cash requirements.

4. Derivative Financial Instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the durations of its assets and liabilities.

The Company has established internal rules regarding derivative financial instruments, which include policies and procedures for risk assessment, approval, reporting and monitoring. Based on such rules, the use of new types of derivative financial instruments must be approved by the board of directors. Such rules enable the Company to establish a control environment for derivative financial instruments. Each dealing function, such as the front, back and middle offices, is completely separated into different departments. The middle office, the Total Risk Monitoring Department, is periodically monitoring, measuring and analysing the risk related to the total assets of the Company, including derivative financial instruments, and periodically reports total risk, position and gains and losses to the ALM (Asset Liability Management) Committee and the Investment Strategy Meeting.

Because the Company uses derivative financial instruments mainly to hedge or to manage market risk exposures resulting from assets on the balance sheet, the risk of derivative financial instruments is limited through offsetting the risk arising from those assets. Instruments are traded either over an exchange or with counterparties of high credit quality. Accordingly, the risk of nonperformance by the counterparties is therefore considered to be remote.

The following tables show a summary of the notional amounts and current market or fair value of derivative financial instruments, except for hedging instruments, held as of September 30, 2002 and 2003, and March 31, 2003, respectively. Notional amounts do not represent exposure to credit loss.

	As of September 30, 2002					
		Notional amounts		Current market or fair value		Valuation gains (losses)
			(Millions of yen)			
Stock index future sold	¥	98,060	¥	97,966	¥	94
Bond futures contracts sold		-		-		-
Interests rate swaps		61,800		(1,388)		(1,388)
Foreign exchange contracts sold		162,244		165,467		(3,222)
Foreign exchange contracts bought		155		156		0
Total valuation gains (losses)					¥	(4,516)

	As of September 30, 2003		
	Notional amounts	Current market or fair value	Valuation gains (losses)
		(Millions of yen)	
Stock index future sold	¥ 54,633	¥ 53,405	¥ 1,228
Bond futures contracts sold	203,513	205,606	(2,093)
Interests rate swaps	59,200	(831)	(831)
Foreign exchange contracts sold	409,639	408,208	1,430
Foreign exchange contracts bought	311	311	(0)
Total valuation gains (losses)			¥ (266)

	As of March 31, 2003		
	Notional amounts	Current market or fair value	Valuation gains (losses)
		(Millions of yen)	
Stock index future sold	¥ 82,825	¥ 83,679	¥ (853)
Bond futures contracts sold	-	-	-
Interests rate swaps	61,800	(1,354)	(1,354)
Foreign exchange contracts sold	70,271	70,885	(613)
Foreign exchange contracts bought	204	204	(0)
Total valuation gains (losses)			¥ (2,822)

5. Separate Accounts

The balance sheet includes ¥162,690 million of assets and liabilities in equal amounts related to separate accounts, as of September 30, 2003.

Separate account assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to separate account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Separate accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each account, although they are not legally segregated in terms of their treatments in case of bankruptcy of the insurance company.

Securities invested under the separate accounts are deemed as trading securities, and are stated at fair value. Cost is determined on the moving average method.

6. Lease Transactions

Information regarding non-ownership-transfer finance leases is as follows:

As Lessee

Pro forma information of non-ownership-transfer finance leases contracted as a lessee such as acquisition cost and related accumulated depreciation of leased assets, obligation under finance

leases, depreciation expense, interest expense of finance leases, which is required under Japanese accounting standards for leases for the six months ended September 30, 2002 and 2003 and for the year ended March 31, 2003 are summarized as follows:

	For the six months ended September 30, 2002	For the six months ended September 30, 2003	For the year ended March 31, 2003
	(Millions of yen)		
Equipment and others			
Acquisition cost	¥ 449	¥ 382	¥ 389
Accumulated depreciation	233	190	205
Net carrying value	¥ 215	¥ 191	¥ 184

Obligation under finance leases as of September 30, 2002 and 2003 and as of March 31, 2003 are as follows:

	As of September 30, 2002	As of September 30, 2003	As of March 31, 2003
	(Millions of yen)		
Due within one year	¥ 77	¥ 64	¥ 66
Due after one year	149	136	128
Total	¥ 227	¥ 201	¥ 195

Total payments for non-ownership-transfer finance leases for the six months ended September 30, 2002 and 2003 and for the year ended March 31, 2003 were ¥17 million, ¥44 million and ¥66 million, respectively.

Depreciation and imputed interest cost, which are not reflected the accompanying statements of operations, for the six months ended September 30, 2002 and 2003 and for the year ended March 31, 2003 are as follows:

	For the six months ended September 30, 2002	For the six months ended September 30, 2003	For the year ended March 31, 2003
	(Millions of yen)		
Depreciation	¥ 14	¥ 37	¥ 56
Imputed interest cost	2	6	9

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

Future minimum lease payments on operating lease as of September 30, 2002 and 2003 and March 31, 2003 are as follows:

	As of September 30, 2002	As of September 30, 2003	As of March 31, 2003
	(Millions of yen)		
Due within one year	¥ 7	¥ 6	¥ 7
Due after one year	11	5	8
Total	18	11	15

As lessor

Lease fee income, depreciation and imputed interest cost for the six months ended September 30, 2003 and 2002 and for the year ended March 31, 2003 are as follows:

	For the six months ended September 30, 2002	For the six months ended September 30, 2003	For the years ended March 31, 2003
	(Millions of yen)		
Lease fee income	¥ 4	¥ -	¥ 4
Depreciation	3	-	3
Imputed interest cost	0	-	0

7. Reserve for Policyholder Dividends

Changes in the reserve for policyholder dividends included in policy reserves for the six months ended September 30, 2003 is as follows:

	(Millions of yen)
Balance at beginning of year	¥ 137,336
Policyholder dividends	(16,960)
Increase in interest	501
Other	98
Provision of reserve for policyholder dividends	17,757
Balance at September 30	¥ 138,536

8. Commitments

The amount of the Company's future contributions to the Policyholder Protection Fund, which have been taken over by the Policyholder Protection Corporation in accordance with the Enactment Law of Financial System Reform Legislation in the year ended March 31, 2000, were estimated at ¥3,208 million as of September 30, 2003. The contribution is charged to income as an operating expense when paid, as the amount of future contribution is not yet fixed.

The amount of future contributions to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were ¥15,465 million as of September 30, 2003. The contributions are also charged to income as an operating expense when paid as the amount of future contributions is not yet fixed.

¥30,733 million of the Company's investments in securities were pledged for the benefit of the Policyholder Protection Corporation in order to secure such future contributions and used as substitution of margin for future contracts as of September 30, 2003.

9. Organizational Change Surplus

The Organizational Change Surplus, which is the portion of net assets attributable to contributions by past policyholders as of the date of the demutualization of the Company and whose distribution is restricted by Article 92 of the Insurance Business Law, is amounted to ¥10,836 million.

10. Consolidated Statement of Cash Flows

The following table provides a reconciliation of cash and cash equivalents in the statements of cash flows to cash and deposits as stated in the balance sheets:

	As of September 30, 2003 (Millions of yen)
Cash and deposits	¥ 322,715
Less deposits with an original maturity more than three months	(290)
Call loan	70,000
Monetary claims purchased	59,998
Cash and cash equivalents	¥ 452,423

11. Per Share Information

The Company has not issued new shares of common stock and shares having a potential dilutive effect after its demutualization. In addition, the Company did not hold any treasury stocks during the six month ended September 30, 2002. The net income per share calculated based on the weighted average number of shares of common stock outstanding during the six months ended September 30, 2003 was ¥16,967.42. The net assets per share calculated based on the number of shares of common stock outstanding as of September 30, 2003 was ¥155,088.68.

12. Segment Information

Segment information is not required to be disclosed as ordinary revenues and total assets related to the Company's insurance business in Japan exceeds 90% of the total amounts of ordinary revenues and total assets, respectively.

13. Subsequent Events

The Company, Taiyo Life Insurance Company (Taiyo Life) and T&D Financial Life Insurance Company (T&D Financial) resolved at their board meetings held on October 8, 2003 that they will establish a holding company, "T&D Holdings, Inc" and become wholly owned subsidiaries of the holding company through a stock transfer stipulated in the Article 364 of Commercial Code, subject to approvals by their shareholders and appropriate authorities. The objective of establishing the holding company is to increase corporate value of the group companies through continuous growth of businesses and revenues based on efficient operations and strategic investments, which can be achieved by further enhancement of life insurance businesses and effective use of resources of the group as well as maximizing strength in the unique business models of each of the group companies. Essential information of establishment is as follows

1. Overview of Holding Company

(1) Name of Company
T&D Holdings, Inc.

(2) Business Objectives
Management of the group and its subsidiaries and all duties incidental to that role.

(3) Location of Headquarters
2-7-9 Nihonbashi, Chuo-ku, Tokyo

(4) Chairman and President
Representative Director and Chairman:

Masahiko Yoshiike (currently Representative Director and President of Taiyo Life)
Representative Director and President:
Naoteru Miyato (currently Representative Director and President of Daido Life)

(5) Date of Establishment
April 1, 2004

(6) Initial Capitalization
100 billion yen

(7) Stock Exchange for Listing
Tokyo Stock Exchange and Osaka Securities Exchange.
With the establishment of T&D Holdings, stocks in Daido Life and Taiyo Life will no longer be listed on any stock exchange.

2. Overview of Share Transfer ("Kabushiki Item")
(1) Share Transfer Ratios
Under the above arrangement, 100 shares of T&D Holdings will be allotted to each share of Daido Life, and 55shares of T&D holdings will be allotted to per each share of Taiyo Life, and 15 shares of T&D Holdings will be allotted to each share of T&D Financial. Based on the share transfer, the total number of shares to be issued by T&D Holdings will be 241.5 million.
In addition, the holding company has adopted the "Tangen" or unitary share system, with one unit comprising of 50 shares.

(2) Share Transfer Distribution
T&D Holdings will pay a share transfer distribution, within three months from the time when the share transfer is to be performed to the shareholders or registered pledge holder whose names are stated in the financial shareholders' registers of the Company and Taiyo Life on the day before the share transfer is to be performed, instead of the annual dividends for each company (dependent on the asset and debt status of the Company and Taiyo Life , changes in the economic situation and other circumstances, upon consultations with the Company, Taiyo Life and T&D Holdings, the amount of share transfer distribution may change, or canceled.
Share of Daido Life: 3,000 yen per share
Share of Taiyo Life: 1,500 yen per share

3. The establishment of the Joint Holding Company
The company will establish Joint Holding Company, "T&D Holdings, Inc", in corporation with Taiyo Life and T&D Financial.
Profile of the Taiyo Life and T&D Financial is as follows:

	(As of March 31, 2003)	(As of March 31, 2003)
Trade name	Taiyo Life Insurance Company	T&D Financial Life Insurance Company
Foundation date	May 1893	April 1895
Address of Head Office	2-11-2 Nihonbashi, Chuo-ku, Tokyo	1-5-2 Uchisaiwaicho, Chiyoda-ku, Tokyo
Representative	Masahiro Yoshiike	Osamu Mizuyama
Capital	37.5 billion yen	20.0 billion yen
No. of employees	13,461	1,440

NON-CONSOLIDATED FINANCIAL SUMMARY File No.82-34658

(for the six months ended September 30, 2003)

November 20, 2003

Name of Company:	**Daido Life Insurance Company**
Stock Listings:	Tokyo, Osaka
Security Code No.:	8799
Head Office:	Osaka, Japan
URL:	http://www.daido-life.co.jp
Date of Board Meeting for Settlement of Accounts:	November 20, 2003
Interim Dividends:	Applicable
Application of Share Unit System:	No

1.Non-Consolidated Operating Results for the Six months Ended September 30, 2003

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest per cent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Six months ended Sept. 30, 2003	¥599,360 million	(2.3)	¥65,901 million	250.0	¥48,056 million	23.9	¥28,861million	844.1
Six months ended Sept. 30, 2002	¥613,302 million	(1.1)	¥18,827 million	151.2	¥38,788 million	(6.6)	¥3,056 million	-
FY2002 ended Mar. 31, 2003	¥1,182,176 million	(9.6)	¥46,027 million	14.9	¥88,729 million	(19.3)	¥11,443 million	49.3

	Net Income per Share
Six months ended Sept. 30, 2003	¥19,240.73
Six months ended Sept. 30, 2002	¥2,037.95
FY2002 ended Mar. 31, 2003	¥7,590.68

Notes: 1. Average number of outstanding shares during the term: six months ended September30, 2003: 1,500,000; six months ended September30, 2002: 1,500,000; the year ended March31, 2003: 1,500,000

2. Changes in method of accounting: None

3. % change for ordinary revenues, ordinary profit and net income is presented in comparison with the previous fiscal term.

4. Core Profit is, a measure of a life insurance company's underlying profitability from core insurance operation on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.

(2) Dividends

	Interim dividend per share	Annual dividend per share
As of September 30, 2003	¥ -	¥ -
As of September 30, 2002	¥ -	¥ -
As of March 31, 2003	¥ -	¥ 3,000.00

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of September 30, 2003	¥6,051,668 million	¥232,867 million	3.8%	¥155,245.12
As of September 30, 2002	¥5,982,225 million	¥166,710 million	2.8%	¥111,140.15
As of March 31, 2003	¥6,007,183 million	¥175,882 million	2.9%	¥117,216.78

Notes: 1. Number of outstanding shares at the end of the term: as of September30, 2003: 1,500,000; as of September 30, 2002: 1,500,000; as of March 31, 2003: 1,500,000

2. Number of treasury stock at the end of the term: None

2. Forecast for the Year Ending March 31, 2004 (April 1, 2003 - March 31, 2004)

	Ordinary Revenues	Ordinary Profit		Net Income
			Core Profit	
FY 2003 ending Mar. 31, 2004	¥1,200,000 million	¥101,000 million	¥95,000 million	¥34,000 million

	Annual Dividends per Share	
	Year-End	
FY 2003 ending Mar. 31, 2004	¥3,000.00	¥3,000.00

Note: Projected net income per share for the year ending March 31, 2004 is ¥22,600.00.

The above forecasts for the year ending March 31, 2004 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses. For further details, please refer to "Financial Review - Forecast for the Fiscal Year Ending March 31, 2004" of Consolidated Financial Summary.

I. Non-Consolidated Financial Statements

Unaudited Non-Consolidated Balance Sheets

	As of September 30, 2002 (Millions of yen)	%	As of September 30, 2003 (Millions of yen)	%	As of March 31, 2003 (Millions of yen)	%
Assets:						
Cash and Deposits						
Cash	¥ 115		¥ 88		¥ 162	
Deposits	245,275		294,743		257,191	
Total Cash and Deposits	245,390	4.1	294,831	4.9	257,353	4.3
Call Loans	160,000	2.7	70,000	1.2	135,000	2.2
Monetary Claims Purchased	11,998	0.2	59,998	1.0	40,897	0.7
Monetary Trusts	81,972	1.4	183,025	3.0	150,393	2.5
Securities						
Government bonds	474,056		321,025		579,006	
Municipal bonds	1,351,635		1,162,162		1,288,250	
Corporate bonds	1,128,973		1,149,344		1,231,436	
Domestic stocks	334,216		330,918		256,791	
Foreign securities	514,938		746,849		397,399	
Other securities	200,342		296,533		196,786	
Total Securities	4,004,162	66.9	4,006,834	66.2	3,949,671	65.8
Loans						
Policy loans	72,647		79,093		78,248	
Commercial loans	1,092,855		1,086,070		1,103,410	
Total Loans	1,165,502	19.5	1,165,163	19.2	1,181,658	19.7
Property and Equipment						
Land	99,229		96,338		97,711	
Buildings	73,096		71,114		71,281	
Equipment	1,169		1,195		1,141	
Construction in progress	3,922		218		5,614	
Total Property and Equipment	177,417	3.0	168,868	2.8	175,748	2.9
Due from Agency	2,395	0.0	5,395	0.1	5,073	0.1
Due from Reinsurers	1,103	0.0	1,093	0.0	1,391	0.0
Other Assets						
Accounts receivable	17,177		7,726		12,434	
Prepaid expenses	3,522		5,183		3,228	
Accrued income	22,564		24,254		22,257	
Deposits for rent	4,124		3,876		3,956	
Margin for futures contracts	2,804		-		4,986	
Derivatives	161		3,676		22	
Suspense payments	3,150		8,138		1,338	
Other assets	8,404		6,981		7,889	
Total Other Assets	61,910	1.0	59,837	1.0	56,114	0.9
Deferred Tax Assets	78,442	1.3	41,112	0.7	60,721	1.0
Reserve for Possible Loan Losses	(8,070)	(0.1)	(4,492)	(0.1)	(6,839)	(0.1)
Total Assets	¥ 5,982,225	100.0	¥ 6,051,668	100.0	¥ 6,007,183	100.0

	As of September 30, 2002 (Millions of yen)	%	As of September 30, 2003 (Millions of yen)	%	As of March 31, 2003 (Millions of yen)	%
Liabilities:						
Policy Reserves						
Reserve for outstanding claims	¥ 43,945		¥ 42,422		¥ 47,734	
Policy reserve	5,404,576		5,386,197		5,394,718	
Reserve for policyholder dividends	140,013		138,536		137,336	
Total Policy Reserves	5,588,535	93.4	5,567,157	92.0	5,579,788	92.9
Due to Agency	-	-	0	0.0	0	0.0
Due to Reinsurers	666	0.0	574	0.0	767	0.0
Other Liabilities						
Cash collateral received under security lending contracts	58,030		83,627		96,659	
Accrued income taxes	13,718		14,997		-	
Accounts payable	5,280		3,604		3,241	
Accrued expenses	7,985		7,760		8,590	
Unearned income	5,780		4,603		5,166	
Deposits received	398		448		1,535	
Guarantee deposits	6,002		5,657		5,707	
Margin for futures contracts	-		54		-	
Derivatives	4,677		3,942		2,844	
Suspense receipt	4,032		3,546		3,881	
Other liabilities	30,000		30,000		30,000	
Total Other Liabilities	135,906	2.3	158,242	2.6	157,626	2.6
Reserve for Employees' Retirement Benefits	61,616	1.0	62,757	1.1	63,812	1.1
Reserve for Losses on Sale of Loans	63	0.0	64	0.0	63	0.0
Reserve for Price Fluctuations	28,726	0.5	30,005	0.5	29,242	0.5
Total Liabilities	5,815,515	97.2	5,818,801	96.2	5,831,301	97.1
Equity:						
Common Stock	75,000	1.3	75,000	1.2	75,000	1.2
Capital Surplus	54	0.0	54	0.0	54	0.0
Retained Earnings						
Legal reserve	1,029		1,941		1,029	
Appropriated retained earnings	35,065		40,951		34,978	
Unappropriated retained earnings	8,768		34,660		17,241	
Total Retained Earnings	44,862	0.7	77,553	1.3	53,249	0.9
Net Unrealized Gains on Securities	46,793	0.8	80,260	1.3	47,579	0.8
Total Equity	166,710	2.8	232,867	3.8	175,882	2.9
Total Liabilities and Equity	¥ 5,982,225	100.0	¥ 6,051,668	100.0	¥ 6,007,183	100.0

See notes to unaudited non-consolidated condensed interim financial statements

	For the six months Ended September 30, 2002 (Millions of yen)	%	For the six months Ended September 30, 2003 (Millions of yen)	%	For the year Ended March 31, 2003 (Millions of yen)	%
Ordinary Revenues:						
Income from Insurance Premiums:						
Insurance premiums	¥ 515,398		¥ 480,132		¥ 988,327	
Reinsurance revenues	490		662		1,093	
Total Income from Insurance Premiums	515,888		480,795		989,420	
Investment Income / Gains:						
Interest, dividends and income from real estate for rent						
Interest income from deposits	368		1,459		1,646	
Interest income and dividends from securities	46,265		43,889		98,596	
Interest income from loans	13,009		12,369		25,711	
Income from real estate for rent	3,581		3,394		7,090	
Other income from interest and dividends	53		68		104	
Total interest, dividends and income from real estate for rent	63,278		61,180		133,150	
Gains on investments in monetary trusts, net	-		5,025		-	
Gains on sale of securities	13,254		22,415		32,676	
Gains from derivatives, net	15,135		-		21,111	
Other investment income	334		1,267		2,961	
Gains from separate accounts, net	-		13,298		-	
Total Investment Income / Gains	92,003		103,187		189,901	
Other Ordinary Income:						
Income related to withheld insurance claims and other payments for future annuity payments	79		94		210	
Income due to withheld insurance payments	1,091		1,024		2,025	
Reversal of reserve for outstanding claims	3,860		5,311		71	
Reversal of policy reserves	-		8,520		-	
Other ordinary profit	379		427		546	
Total Other Ordinary Income	5,410		15,378		2,854	
Total Ordinary Revenues	¥ 613,302	100.0	¥ 599,360	100.0	¥ 1,182,176	100.0

	For the six months Ended September 30, 2002 (Millions of yen)	%	For the six months Ended September 30, 2003 (Millions of yen)	%	For the year Ended March 31, 2003 (Millions of yen)	%
Ordinary Expenses:						
Insurance Claims and Other Payments:						
Insurance claims	¥ 158,694		¥ 181,412		¥ 295,889	
Annuity payments	13,188		13,553		27,104	
Insurance benefits	127,794		114,214		254,314	
Surrender payments	106,682		112,833		215,896	
Other payments	26,519		35,790		67,349	
Reinsurance premiums	643		645		1,354	
Total Insurance Claims and Other Payments	433,521		458,451		861,908	
Provision for Policy and Other Reserves:						
Provision for policy reserves	22,582		-		12,724	
Interest portion of reserve for policyholder dividends	645		501		1,149	
Total Provision for Policy and Other Reserves	23,228		501		13,873	
Investment Expenses / Losses:						
Interest expense	22		15		37	
Losses from monetary trusts, net	6,696		-		11,748	
Losses on investments in trading securities, net	3,826		1,618		3,018	
Losses on sale of securities	7,270		1,068		19,657	
Devaluation losses on securities	28,952		485		58,713	
Losses from derivatives, net	-		3,571		-	
Foreign exchange losses, net	366		1,259		1,462	
Write-off of loans	58		1,268		69	
Depreciation of real estate for rent	1,518		1,529		3,069	
Other investment expenses	2,367		2,801		8,034	
Losses from separate accounts, net	22,543		-		28,512	
Total Investment Expenses / Losses	73,622		13,617		134,326	
Operating Expenses	56,406		54,217		109,212	
Other Ordinary Expenses:						
Payments related to withheld insurance claims	896		866		2,096	
Taxes	3,521		3,372		6,900	
Depreciation	2,663		2,162		4,950	
Provision for reserve for employees' retirement benefits	181		123		2,377	
Other ordinary expenses	432		145		503	
Total Other Ordinary Expenses	7,696		6,671		16,828	
Total Ordinary Expenses	594,475	96.9	533,458	89.0	1,136,149	96.1
Ordinary Profit	¥ 18,827	3.1	¥ 65,901	11.0	¥ 46,027	3.9

		For the six months Ended September 30, 2002 (Millions of yen)	%		For the six months Ended September 30, 2003 (Millions of yen)	%		For the year Ended March 31, 2003 (Millions of yen)	%
Extraordinary Gains:									
Gains on sale of property, equipment and loans	¥	360		¥	787		¥	909	
Reversal of reserve for possible loan losses		1,902			1,858			3,129	
Recoveries from bad debts previously written-off		403			251			2,181	
Reversal of reserve for employee's retirement benefit		-			225			-	
Total Extraordinary Gains		2,666	0.4		3,121	0.5		6,220	0.5
Extraordinary Losses:									
Losses on sale, disposal and devaluation of property and equipment		2,884			4,235			3,857	
Provision for reserve for losses on sale of loans		0			0			0	
Provision for price fluctuation reserve		684			763			1,199	
Payments for 100th anniversary project		167			26			254	
Total Extraordinary Losses		3,736	0.6		5,025	0.8		5,313	0.5
Provision for Reserve for Policyholder Dividends		12,240	2.0		17,757	3.0		26,569	2.2
Income before Income Taxes		5,517	0.9		46,240	7.7		20,364	1.7
Income Taxes:									
Current		14,876	2.4		16,241	2.7		4,060	0.3
Deferred		(12,416)	(2.0)		1,137	0.2		4,861	0.4
Net Income		3,056	0.5		28,861	4.8		11,443	1.0
Unappropriated Retained Earnings at Beginning of Year		5,520			5,772			5,520	
Transfer from appropriated retained earnings		190			26			277	
Unappropriated Retained Earnings at End of Period	¥	8,768		¥	34,660		¥	17,241	

See notes to unaudited non-consolidated condensed interim financial statements

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Daido Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to a plan of reorganisation and the Insurance Business Law, the Company has converted its organisation from a mutual company to a joint stock corporation on April 1, 2002.

The accompanying non-consolidated financial statements are compiled from the interim financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of the Interim Financial Statements" (Ministry of Finance Ordinance). In preparing the financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the financial statements.

Amounts of less than one million yen have been eliminated. As a result, total in yen shown herein do not necessarily agree with the sum of the individual amounts.

(b) Foreign currency translation

Foreign currency monetary assets and liabilities (including foreign currency securities other than subsidiaries and affiliates and derivatives) are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.
All income and expenses associated with foreign currencies are translated at the exchange rates prevailing when such transactions are made. The gains and losses of the exchange were credited or charged to income.

(c) Investments in securities

Investments in securities other than subsidiaries and affiliates are classified into trading, held-to-maturity, and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at their fair value. Unrealized gains and losses on trading securities are reported is the statements of operations. Unrealized gains and losses on marketable available-for-sale securities are included in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities is considered to be a permanent impairment, in which case such declines are recorded as devaluation (impairment) losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortized cost. Investments in subsidiaries and affiliates are stated at cost. For the purpose of computing realized gains and losses, cost is determined using the moving average method.

Investments in subsidiaries and affiliated companies amounted to ¥975 million are stated at cost and included in investments in securities.

A part of bonds amounting to ¥82,941 million was loaned under lending contracts as of September 30, 2003.

(d) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Manual. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantee and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, the necessary specific reserve amount is determined and is provided for based on an overall assessment of the borrowers' ability to pay after subtracting the loan balance the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan-loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related divisions in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the Audit Division, which is independent from business-related divisions, before the reserve amount is finally determined.

(e) Reserve for employees' retirement benefits

The Company maintains non-contributory defined benefit plans covering substantially all employees. Under the plans, employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plan based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of-service approach. Unrecognized net gains or losses is charged or credited to income when recognized.

The Company amended its employees' retirement plan by transferring a part of defined benefit plan with defined contribution plan. The amendments of the plans are accounted for in accordance with Financial Accounting Standards Implementation Guidance No.1 "Accounting Standard for Transfers between Retirement Benefit Plans". The effect of this amendment amounted to ¥225 million is included in extraordinary gains.

Directors are not covered by the plans described above. Benefits paid to directors are charged to income as paid, as amounts vary with circumstances and it is not practicable to compute the liability for future payments.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations mainly related to shares, bonds and foreign currency assets which are exposed to losses due to fluctuations of market prices. This reserve may only be used to reduce deficits arising from price fluctuations on those assets. For the six months, the Company provides half of estimated annual provision.

(g) Policy reserve

Pursuant to the requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is set up under the net level premium method. A net level premium, determined at the issue date and fixed to be invariable until the termination of the relevant policy, is required to fund all future policy benefits. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for losses on sale of loans

The Company will be required to cover future losses resulting from its real estate secured loans sold to Cooperative Credit Purchasing Co., Ltd. and maintains a reserve based on estimates of such future losses. The establishment of this reserve is prescribed in Article 43 of the Japanese Commercial Code.

(i) Income taxes

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using statutory tax rates.

(j) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives range from 6 to 50 years for buildings and structures and 2 to 20 years for equipment. Accumulated depreciation of property and equipment as of September 30, 2003 was ¥ 86,866 million.

(k) Software

Development costs for internally used software are capitalized and amortized under the straight-line method over their estimated useful lives of five years.

(l) Leases

Under Japanese accounting standards for leases, financial leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer financial lease") are capitalized by the lessee, while other financial leases ("non-ownership-transfer financial lease) are permitted to account for as operating lease transactions.

The company and its subsidiaries treat all non-ownership-transfer financial leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer financial leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred.

(m) Derivative financial instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates and foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities.

All derivative financial instruments are stated at fair value, except for certain derivative financial instruments that are specifically identified as hedging instruments. Derivative financial instruments, which are specifically identified as hedging instruments, are not revalued and their contracted rates are applied to the hedged items. Outstanding derivative financial instruments, which do not qualify as hedging instruments under hedge accounting, are revalued at their fair value at the balance sheet date. These derivative financial instruments hedge certain financial exposures, although they do not meet the

hedging criteria under the accounting standards.

(n) Accounting for consumption taxes

Consumption taxes received or paid by the Company are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheets. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

2. Loans

Delinquent loans of the Company as of September 30, 2003 are summarized below.

	(Millions of yen)	
Loans to bankrupt companies	¥	288
Past due loans		6,004
Loans overdue for three months or more		406
Restructured loans		485
Total	¥	7,185

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to the significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans other than those categorized as "Loans to bankrupt companies" for which due dates for interest payments have been rescheduled for purposes of reconstruction or support of the borrower, on which the Company has stopped accruing interest based on its self-assessment.

"Loans overdue for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest are in arrears for three months or more.

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies", "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties providing a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favour of the borrower for purposes of reconstruction or support of the borrower.

A portion of past due loans and loans to bankrupt companies was written off. Write-offs relating to bankrupt companies for the six months ended September 30, 2003 amounted to ¥591 million. Past due loans also decreased due to write-offs in the amounts of ¥5,485 million for the six months ended September 30, 2003.

The Company's outstanding loan commitments with borrowers as of September 30, 2003 are summarized as follows:

	(Millions of yen)	
Total loan commitment	¥	2,000
Less amount draw down		1,955
Residual loan commitment	¥	45

Based on the agreement, the extension of the credit is subject to the Company's review procedures. The review procedures consist of ensuring the use of funds and assessing credit worthiness of the borrower. Since not all of such outstanding commitment amounts will be drawn up, the outstanding commitment amounts do not necessarily represent future cash requirements.

3. Separate Accounts

The balance sheet includes ¥162,690 million of assets and liabilities in equal amounts related to separate accounts as of September 30, 2003.

Separate account assets and liabilities reported in the accompanying consolidated balance sheet represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to separate account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Separate accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each account, although they are not legally segregated in terms of their treatments in case of bankruptcy of the insurance company.

Securities invested under the separate accounts are deemed as trading securities, and are stated at fair value. Cost is determined on the moving average method.

4. Lease Transactions

Information regarding non-ownership-transfer finance leases is as follows:

As Lessee

Pro forma information of non-ownership-transfer finance leases contracted as a lessee such as acquisition cost and related accumulated depreciation of leased assets, obligation under finance leases, depreciation expense, interest expense of finance leases, which is required under Japanese accounting standards for leases for the six months ended September 30, 2002 and 2003 and for the year ended March 31, 2003 are summarized as follows:

	For the six months ended September 30, 2002	For the six months ended September 30, 2003	For the year ended March 31, 2003
	(Millions of yen)		
Equipment and others			
Acquisition cost	¥ 370	¥ 344	¥ 337
Accumulated depreciation	172	158	162
Net carrying value	¥ 198	¥ 186	¥ 174

Obligation under finance leases as of September 30, 2002 and 2003 and as of March 31, 2003 are as follows:

	As of September 30, 2002	As of September 30, 2003	As of March 31, 2003
	(Millions of yen)		
Due within one year	¥ 64	¥ 59	¥ 57
Due after one year	143	136	126
Total	¥ 208	¥ 195	¥ 184

Total payments for non-ownership-transfer finance leases for the six months ended September 30, 2002 and 2003 and for the year ended March 31, 2003 were ¥14 million, ¥39 million and ¥54 million, respectively.

Depreciation and imputed interest cost, which are not reflected the accompanying statements of operations, for the six months ended September 30, 2002 and 2003 and for the years ended March 31, 2003 are as follows:

	For the six months ended September 30,		For the year ended March 31,
	2002	2003	2003
	(Millions of yen)		
Depreciation	¥ 11	¥ 33	¥ 45
Imputed interest cost	2	5	8

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

Future minimum lease payments on operating lease as of September 30, 2002 and 2003 and March 31, 2003 are as follows:

	As of September 30,		As of March 31,
	2002	2003	2003
	(Millions of yen)		
Due within one year	¥ 7	¥ 6	¥ 7
Due after one year	11	5	8
Total	18	11	15

5. Reserve for Policyholder Dividends

Changes in the reserve for policyholder dividends included in policy reserves for the six months ended September 30, 2003 is as follows:

	(Millions of yen)
Balance at beginning of year	¥ 137,336
Policyholder dividends	16,960
Increase in interest	501
Other	98
Provision of reserve for policyholder dividends	17,757
Balance at September 30	¥ 137,336

6. Commitments

The amount of the Company's future contributions to the Policyholder Protection Fund, which have been taken over by the Policyholder Protection Corporation in accordance with the Enactment Law of Financial System Reform Legislation in the year ended March 31, 2000, were estimated at ¥3,208 million as of September 30, 2003. The contribution is charged to income as an operating expense when paid, as the amount of future contribution is not yet fixed.

The amount of future contributions to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were ¥15,465 million as of September 30, 2003. The contributions are also charged to income as an operating expense when paid as the amount of future contributions is not yet fixed.

¥30,733 million of the Company's investments in securities were pledged for the benefit of the Policyholder Protection Corporation in order to secure such future contributions and used as substitution of margin for future contracts as of September 30, 2003.

7. Organizational Change Surplus

The Organizational Change Surplus, which is the portion of net assets attributable to contributions by past policyholders as of the date of the demutualization of the Company and whose distribution is restricted by Article 92 of the Insurance Business Law, totals ¥10,836 million.

8. Investment Gains/Losses

The detail of gains and losses on sales of securities and devaluation losses on securities for the six months ended September 30, 2003 are as follows:

	Gains on sale	Losses on sales	Devaluation losses
		(Millions of yen)	
Domestic bonds	¥ 16,041	¥ 703	¥ -
Domestic stocks and other	3,708	238	180
Foreign securities	2,665	125	241
Total	¥ 22,414	¥ 1,066	¥ 421

Losses on investments in trading securities mainly consist of income from interest and dividends and valuation losses amounting to ¥11 million and ¥1,768 million, respectively.

Losses from monetary trusts and gains from derivatives include valuation losses amounting to ¥5,676 million and ¥2,550 million, respectively.

9. Extraordinary Gains / Losses

Gains on sales of property, equipment and loans include gains on sales of real estate amounting to ¥785 million.

Losses on sales, disposal and devaluation of property and equipment include valuation losses due to the market value decline of land and buildings that is considered to be unrecoverable in the future amounting to ¥3,997 million.

10. Transactions with Subsidiaries

Receivables from and payables to subsidiaries as of September 30, 2003 were ¥35 million and ¥153 million, respectively.

Income and expenses with subsidiaries for the six months ended September 30, 2003 were ¥69 million and ¥1,836 million, respectively.

11. Per Share Information

The Company has not issued new shares of common stock and shares having a potentially dilutive effect after its demutualization. In addition, the Company did not hold any treasury stocks during the six months ended September 30, 2003. The net income per share calculated based on the weighted average number of shares of common stock outstanding during the six months ended September 30, 2003 was ¥19,240.73. The net assets per share calculated based on the number of shares of common stock outstanding as of September 30, 2003 was ¥155,245.12.

12. Subsequent Events

The Company, Taiyo Life Insurance Company (Taiyo Life) and T&D Financial Life Insurance Company (T&D Financial) resolved at their board meetings held on October 8, 2003 that they will establish a holding company, "T&D Holdings, Inc" and become wholly owned subsidiaries of the holding company through a stock transfer stipulated in the Article 364 of Commercial Code, subject to approvals by their shareholders and appropriate authorities. The objective of establishing the holding company is to increase corporate value of the group companies through continuous growth of businesses and revenues based on efficient operations and strategic investments, which can be achieved by further enhancement of life insurance businesses and effective use of resources of the group as well as maximizing strength in the unique business models of each of the group companies. Essential information of establishment is as follows

1. Overview of Holding Company
(1) Name of Company
T&D Holdings, Inc.

(2) Business Objectives
Management of the group and its subsidiaries and all duties incidental to that role.

(3) Location of Headquarters
2-7-9 Nihonbashi, Chuo-ku, Tokyo

(4) Chairman and President
Representative Director and Chairman:
Masahiko Yoshiike (currently Representative Director and President of Taiyo Life)
Representative Director and President:
Naoteru Miyato (currently Representative Director and President of Daido Life)

(5) Date of Establishment
April 1, 2004

(6) Initial Capitalization
100 billion yen

(7) Stock Exchange for Listing
Tokyo Stock Exchange and Osaka Securities Exchange.
With the establishment of T&D Holdings, stocks in Daido Life and Taiyo Life will no longer be listed on any stock exchange.

2. Overview of Share Transfer ("Kabushiki Item")
(1) Share Transfer Ratios
Under the above arrangement, 100 shares of T&D Holdings will be allotted to each share of Daido Life, and 55shares of T&D holdings will be allotted to per each share of Taiyo Life, and 15 shares of T&D Holdings will be allotted to each share of T&D Financial. Based on the share transfer, the total number of shares to be issued by T&D Holdings will be 241.5 million.
In addition, the holding company has adopted the "Tangen" or unitary share system, with one unit comprising of 50 shares.

(2) Share Transfer Distribution
T&D Holdings will pay a share transfer distribution, within three months from the time when the share transfer is to be performed to the shareholders or registered pledge holder whose names are stated in the financial shareholders' registers of the Company and Taiyo Life on the day before the share transfer is to be performed, instead of the annual dividends for each company (dependent on the asset and debt status of the Company and Taiyo Life, changes in the economic situation and other circumstances, upon consultations with the Company, Taiyo Life and T&D Holdings, the amount of share transfer distribution may change, or canceled.

Share of Daido Life: 3,000 yen per share
Share of Taiyo Life: 1,500 yen per share

3. The establishment of the Joint Holding Company

The company will establish Joint Holding Company, "T&D Holdings, Inc", in corporation with Taiyo Life and T&D Financial.

Profile of the Taiyo Life and T&D Financial is as follows:

	(As of March 31, 2003)	(As of March 31, 2003)
Trade name	Taiyo Life Insurance Company	T&D Financial Life Insurance Company
Foundation date	May 1893	April 1895
Address of Head Office	2-11-2 Nihonbashi, Chuo-ku, Tokyo	1-5-2 Uchisaiwaicho, Chiyoda-ku, Tokyo
Representative	Masahiro Yoshiike	Osamu Mizuyama
Capital	37.5 billion yen	20.0 billion yen
No. of employees	13,461	1,440

Supplementary Materials
for the Six Months Ended September 30, 2003 Financial Results

Percentages are rounded to the nearest relevant percentage point. Therefore, the sums of each percentage do not always amount to 100%.

1. Insurance Business Highlights (Non-Consolidated)

(1) Total number of policies and total policy amount in force

(Number, 100 Millions of Yen)

	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
	Number	Amount	Number	Amount	Number	Amount
Individual Insurance	1,992,453	379,196	2,001,314	379,727	2,006,206	381,811
Individual Annuities	136,524	11,562	128,740	11,135	135,904	11,615
Subtotal	2,128,977	390,758	2,130,054	390,863	2,142,110	393,426
Group Insurance	-	124,187	-	126,834	-	123,658
Group Annuities	-	24,014	-	25,129	-	24,418

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) Number of new policies and new policy amount

(Number, 100 Millions of Yen)

	Six Months Ended September 30, 2003			
	Number	Amount		
			New Policies	Increase from Conversion
Individual Insurance	120,683	20,755	20,711	44
Individual Annuities	3,811	338	337	1
Subtotal	124,494	21,094	21,049	45
Group Insurance	-	691	691	
Group Annuities	-	2	2	

	Six Months Ended September 30, 2002			
	Number	Amount		
			New Policies	Increase from Conversion
Individual Insurance	132,475	22,399	22,261	137
Individual Annuities	5,333	565	565	0
Subtotal	137,808	22,964	22,826	137
Group Insurance	-	3,792	3,792	
Group Annuities	-	0	0	

	Year Ended March 31, 2003			
	Number	Amount		
			New Policies	Increase from Conversion
Individual Insurance	265,082	45,336	45,116	220
Individual Annuities	15,635	1,398	1,397	0
Subtotal	280,717	46,735	46,513	221
Group Insurance	-	4,976	4,976	
Group Annuities	-	0	0	

Notes:

1. The number of new policies includes increase from conversion.

2. The new policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuity products is equal to the initial premium payment.

(3) Term life insurance policies by dividend type

(Number, 100 Millions of Yen, %)

	As of September 30, 2003				Six Months Ended September 30, 2003			
	Policies in force				New policies			
	Number		Amount		Number		Amount	
		Percentage		Percentage		Percentage		Percentage
Participating	821,088	59.6	224,910	64.9	22,390	22.7	5,749	28.7
Semi-participating	306,652	22.2	76,696	22.1	13,885	14.1	4,139	20.7
Non-participating	250,795	18.2	45,019	13.0	62,213	63.2	10,128	50.6
Total	1,378,535	100.0	346,625	100.0	98,488	100.0	20,017	100.0

	As of September 30, 2002				Six Months Ended September 30, 2002			
	Policies in force				New policies			
	Number		Amount		Number		Amount	
		Percentage		Percentage		Percentage		Percentage
Participating	868,293	64.1	239,127	69.2	23,580	23.6	6,417	30.4
Semi-participating	323,502	23.9	76,883	22.3	13,106	13.2	4,085	19.3
Non-participating	162,719	12.0	29,253	8.5	63,090	63.2	10,619	50.3
Total	1,354,514	100.0	345,265	100.0	99,776	100.0	21,122	100.0

	As of March 31, 2003				Year Ended March 31, 2003			
	Policies in force				New policies			
	Number		Amount		Number		Amount	
		Percentage		Percentage		Percentage		Percentage
Participating	849,001	61.9	233,548	67.1	51,061	25.9	13,595	31.8
Semi-participating	315,934	23.1	77,038	22.1	28,006	14.2	8,553	20.0
Non-participating	205,907	15.0	37,460	10.8	118,365	59.9	20,613	48.2
Total	1,370,842	100.0	348,046	100.0	197,432	100.0	42,762	100.0

Notes:

1. Semi-participating policies only pay dividends related to investment every five years.

2. The figures for new policies do not include the net increase from conversion.

(4) Average amount of new policies and amount in force (Individual insurance)

(Thousands of Yen)

	Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
Average Amount of New Policies	17,434	17,118	17,330
Average Amount in Force	19,031	18,973	19,031

Note: The average amount of new policies does not include increase from conversion.

(5) New policy rate (New policy amount / amount in force at the beginning of fiscal year)

(%)

	Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
Individual Insurance	5.42	5.88	11.9
Individual Annuities	3.02	5.37	13.3
Group Insurance	0.56	3.18	4.2

Notes:

1. The new policy amount does not include increase from conversion.

2. Policy amount in force for individual annuities are the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced.

3. The figures for the six months ended September 30, 2003 and 2002 are not annualized.

(6) Surrender and lapse rate (Surrender and lapse amount / amount in force at the beginning of fiscal year)

(%)

	Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
Individual Insurance	5.28	4.80	9.6
Individual Annuities	2.94	2.77	5.6
Group Insurance	-	-	0.0

Notes:

1. The surrender and lapse rate represents adjusted rate including increase and decrease of policy amount and reinstatement.

2. The figures for the six months ended September 30, 2003 and 2002 are not annualized.

3. Group insurance figures for the six months ended September 30, 2003 and 2002 are shown as bars, because the amount of adjusted surrender and lapse are below zero.

(Reference) Surrender and lapse rate without adjustments

(%)

	Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
Individual Insurance and Annuities	4.64	4.23	8.5

Note: The figures for the six months ended September 30, 2003 and 2002 are not annualized.

(7) Surrender and lapse amount

(Millions of Yen)

	Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
Individual Insurance	1,791,541	1,618,463	3,233,160
Individual Annuities	31,939	28,110	57,495
Group Insurance	70,661	28,997	51,559

(8) Average premium amount of individual insurance new policies (Monthly Premium)

(Yen)

	Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
Average Premium Amount	200,511	201,093	215,499

Notes:

1. The figures do not include increase from conversion.

2. The figures are annualized.

(9) Average assumed investment yield for individual insurance and annuities

(%)

	As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
Average Assumed Investment Yield	3.79	3.97	3.87

(10) Mortality rate for individual insurance

(‰)

	Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
Rate based on Number of Policies	1.88	1.95	3.98
Rate based on Policy Amount	2.13	2.04	4.24

Note: The figures for the six months ended September 30, 2003 and 2002 are not annualized.

(11) Reserve for outstanding claims

(Millions of Yen)

		As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
Insurance Claims				
	Death Benefits	26,700	29,587	29,419
	Accidental Death Benefits	751	3,843	969
	Disability Benefits	5,377	2,160	5,668
	Maturity Benefits	670	692	1,145
	Others	0	0	1
	Sub Total	33,501	36,283	37,205
Annuity Payments		82	75	79
Insurance Benefits		3,722	3,629	6,123
Surrender Payments		4,619	3,497	3,918
Total		42,422	43,945	47,734

(12) Policy reserve

(Millions of Yen)

		As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
Policy Reserve (excluding contingency reserve)				
	Individual Insurance	2,495,979	2,426,900	2,472,474
	Individual Annuity	397,846	379,372	389,898
	Group Insurance	9,971	9,274	9,770
	Group Annuity	2,401,057	2,508,457	2,441,452
	Others	5,675	5,868	5,780
	Sub Total	5,310,530	5,329,873	5,319,376
Contingency Reserve				
	Contingency Reserve I	43,465	43,154	43,417
	Contingency Reserve II	32,201	31,548	31,924
	Sub Total	75,667	74,702	75,341
Total		5,386,197	5,404,576	5,394,718

(13) Policy reserve calculating methods and ratios

		As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
Calculating Methods	Policies subject to Standard Policy Reserve Method	Standard Policy Reserve Method	Standard Policy Reserve Method	Standard Policy Reserve Method
	Policies not subject to Standard Policy Reserve Method	Net Level Premium Reserve Method	Net Level Premium Reserve Method	Net Level Premium Reserve Method
Ratio of "Amount of the Company's Policy Reserve (Excluding Contingency Reserve)" to "Policy Reserve Required by Regulatory Standards"		100%	100%	100%

Note: Calculating methods and ratios stated above cover individual insurance and annuity policies only. Group insurance and annuity policies have different calculating methods.

(14) Other reserves

(Millions of Yen)

		As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
		Amount	Increase (Decrease)	Amount	Increase (Decrease)	Amount	Increase (Decrease)
Reserve for Possible Loan Losses							
	General Reserve	1,322	(1,813)	4,413	(1,617)	3,136	(2,894)
	Specific Reserve	3,169	(533)	3,657	(1,829)	3,703	(1,783)
	Specific Reserves for Loans to Refinancing Countries	-	-	-	-	-	-
Reserve for Employees' Retirement Benefits		62,757	(1,054)	61,616	181	63,812	2,377
Reserve for Losses on Sale of Loans		64	0	63	0	63	0
Allowance for Reserve for Policyholder Dividends		-	-	-	(30,662)	-	(30,662)
Reserve for Price Fluctuations		30,005	763	28,726	684	29,242	1,199

(15) Insurance premium

a. Payment Method

(Millions of Yen)

	Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
Individual Insurance	302,260	320,737	641,681
[Single Premiums]	[18,011]	[34,209]	[70,173]
[Annual Payment]	[70,844]	[71,638]	[141,603]
[Semi-Annual Payment]	[624]	[656]	[1,318]
[Monthly Payment]	[212,779]	[214,232]	[428,586]
Individual Annuities	15,193	24,523	43,308
[Single Premiums]	[1,470]	[8,739]	[11,734]
[Annual Payment]	[1,743]	[4,770]	[9,017]
[Semi-Annual Payment]	[74]	[73]	[149]
[Monthly Payment]	[11,904]	[10,939]	[22,406]
Group Insurance	21,924	22,608	49,613
Group Annuities	139,569	146,270	251,116
Total	480,132	515,398	988,327

b. Year

(Millions of Yen, %)

		Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
Individual Insurance and Annuities	First Year	51,875	74,657	147,890
	Second and Subsequent Year	265,578	270,603	537,099
	Sub Total	317,454	345,260	684,990
Group Insurance	First Year	394	301	1,657
	Second and Subsequent Year	21,530	22,307	47,956
	Sub Total	21,924	22,608	49,613
Group Annuities	First Year	452	1,042	2,013
	Second and Subsequent Year	139,116	145,228	249,103
	Sub Total	139,569	146,270	251,116
Total	First Year	52,775	76,087	151,714
	Second and Subsequent Year	427,357	439,310	836,612
	Total	480,132	515,398	988,327
	% Change	(6.8)	2.4	(6.6)

(16) Insurance claims

(Millions of Yen)

	Individual Insurance	Individual Annuities	Group Insurance	Group Annuities	Workers' Asset Formation Insurance and Annuities	Others	Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
Death Benefits	78,816	11	12,941	-	-	135	91,904	84,694	175,660
Accidental Death Benefits	780	-	122	-	-	9	911	932	2,033
Disability Benefits	6,031	5	644	-	-	-	6,681	5,988	12,852
Maturity Benefits	32,685	0	-	48,540	57	-	81,283	66,435	104,654
Others	-	-	-	602	-	29	632	642	687
Total	118,313	16	13,708	49,143	57	173	181,412	158,694	295,889

(17) Annuity payments

(Millions of Yen)

Individual Insurance	Individual Annuities	Group Insurance	Group Annuities	Workers' Asset Formation Insurance and Annuities	Others	Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2002
40	3,034	38	10,391	49	-	13,553	13,188	27,104

(18) Insurance benefits

(Millions of Yen)

	Individual Insurance	Individual Annuities	Group Insurance	Group Annuities	Workers' Asset Formation Insurance and Annuities	Others	Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
Death Benefits	51	628	1	-	-	-	681	467	1,207
Hospitalization Benefits	6,180	23	213	-	-	31	6,447	6,779	13,332
Operation Benefits	3,052	15	-	-	-	-	3,067	2,982	5,819
Injury Benefits	62	-	52	-	-	-	115	136	257
Survival Benefits	662	-	-	-	47	-	710	948	2,326
Others	35	481	25	102,642	1	6	103,191	116,479	231,371
Total	10,045	1,147	292	102,642	49	37	114,214	127,794	254,314

(19) Surrender payments

(Millions of Yen)

Individual Insurance	Individual Annuities	Group Insurance	Group Annuities	Workers' Asset Formation Insurance and Annuities	Others	Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
94,827	8,502	-	9,273	229	-	112,833	106,682	215,896

(20) Operating expenses

(Millions of Yen)

	Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
Sales Activity Related Expenses	15,866	16,312	32,669
In-house sales representative expenses	9,680	10,050	20,162
Sales agent expenses	5,850	5,921	11,831
Selection expenses	335	340	675
Sales Administrative Expenses	10,259	11,002	20,297
Administrative / operational expenses	9,603	9,776	18,668
Advertising expenses	655	1,225	1,629
General Administrative Expenses	28,091	29,092	56,244
Personnel expenses	9,129	8,978	17,804
Expenses for premium collection, computer systems, equipments, offices and others	18,015	18,856	35,929
[Donation / contribution and others]	[100]	[29]	[41]
Contribution to the Policyholder Protection Fund	416	418	833
Contribution to the Policyholder Protection Corporation	530	838	1,676
Total	54,217	56,406	109,212

2. Investment in General Account Assets for the Six Months Ended September 30, 2003 (Non-Consolidated)

(1) Six months ended September 30, 2003 investment

a. Environment

Economic sentiment improved substantially during the interim term under review, with the swift conclusion of the war in Iraq, subsiding of the SARS outbreak, and injection of public funds into the Resona Group. The Bank of Japan also supported these trends through such measures as continuing its policy of credit relaxation. In real economic terms as well, consumer spending showed signs of improvement, capital investment continued to recover gradually, and two consecutive upward adjustments were made to the Japanese government's monthly economic report in August and September 2003.

Against this backdrop, the Japanese stock market experienced a sharp rise. Although weak at the start of the fiscal year, the stock market began to rise in the latter half of April on the strength of recovery in overseas stock markets and active buying demand on the part of foreign investors. This, together with the injection of public funds into the Resona Group in May, helped to dispel some anxiety surrounding the financial system, thus providing further momentum to rising stock prices. Stock prices remained strong throughout the half as a result of the robustness of global stock markets, improved business confidence, and more favorable than expected economic indicators announced in the Bank of Japan's *tankan* summary for July.

(Nikkei average: March 31, 2003: ¥7,972; September 30, 2003: ¥10,219)

(Topix: March 31, 2003: 788; September 30, 2003: 1,018)

Following an initial downward slide, Japan's long-term interest rates surged upward during the interim term. Yields on 10-year Japanese government bonds dropped to the 0.4% mark, as difficulties facing institutional investors caused a greater flow of capital into government bonds, and indications suggesting worldwide deflation were also present. However, weakness in the 20-year Japanese government bond auction in June proved to be a turning point, with yields beginning to rise thereafter. Strong stock prices and improved business confidence provided a further boost to interest rates during the remainder of the half, and, by the beginning of September, yields had rebounded to the 1.6% mark. Subsequently, as the interim term drew to a close, yields dipped again slightly owing to the sudden appreciation of the yen and the Bank of Japan's emphasis on continued credit relaxation.

(10-year JGB yields: March 31, 2003: 0.70%; September 30, 2003: 1.39%)

In currency exchange markets, although the U.S. dollar displayed weakness against the euro and the yen from the outset of the fiscal year, large-scale yen selling intervention in May following the yen's rise against the dollar to the ¥115 mark brought a respite to the yen's appreciation. However, G7 statements in the latter half of September were interpreted as critical of this intervention, resulting in a resumption in the rise of the yen's value.

Regarding the euro, low interest rates in the United States gave the euro substantial strength against the dollar, with the euro rising against the yen as well to the ¥140 mark. However, improvement in U.S. business confidence subsequently led to the euro's depreciation against both the dollar and yen.

(Yen/dollar exchange rate: March 31, 2003: ¥120.20; September 30, 2003: ¥111.25)

(Yen/euro exchange rate: March 31, 2003: ¥129.85; September 30, 2003: ¥129.18)

b. Investment principles

To efficiently invest the insurance premiums it receives from customers, Daido Life emphasizes the investment principles of "investment to match the assumed yields, terms and other characteristics of its insurance products" and "maintaining the soundness of assets."

To ensure that its investment operations are conducted in accordance with those principles, the Company undertakes rigorous risk management in each asset category and strategically allocates assets within tolerable risk with an eye to increasing investment yields.

c. Investment performance

As of September 30, 2003, general account assets amounted to ¥5,903.4 billion (¥5,840.1 billion), up ¥63.3 billion from the level at the end of the previous fiscal year (hereinafter, figures in parentheses represent levels at the end of the previous fiscal year).

During the interim term under review, while the Company invested proactively in currency-hedged foreign bonds and the stock market recovered, the Company also reduced its balance of stock index futures selling, which it had conducted for hedging purposes. The Company also sold a portion of its bond holdings as well as bond futures as a countermeasure against the risk of drain on its capital due to increased interest rates.

At the end of the interim term, the percentages of the Company's general account assets in principal categories were as follows: domestic bonds, 43.7% (52.0%); domestic stocks, 4.7% (3.5%); foreign securities, 11.9% (6.0%); and loans, 19.7% (20.2%).

Regarding principal items within investment income and expenses, interest, dividends, and income from real estate for rent amounted to ¥61.1 billion. Gains on sales of securities totaled ¥22.4 billion, while losses on sales of securities were ¥1.0 billion. Net gains from monetary trusts were ¥5.0 billion. Net losses from derivatives were ¥3.5 billion, and devaluation losses on securities were ¥0.4 billion.

(2) Asset composition

(Millions of Yen, %)

	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	364,821	6.2%	404,978	7.0%	390,043	6.7%
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-			-	-
Monetary claims purchased	59,998	1.0	11,998	0.2	40,897	0.7
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	183,025	3.1	81,972	1.4	150,393	2.6
Securities	3,859,375	65.4	3,804,215	65.8	3,786,043	64.8
Domestic bonds	2,577,809	43.7	2,871,778	49.7	3,035,369	52.0
Domestic stocks	279,604	4.7	267,354	4.6	201,720	3.5
Foreign securities	705,427	11.9	464,740	8.0	352,167	6.0
Foreign bonds	553,164	9.4	317,956	5.5	211,429	3.6
Foreign stocks and other securities	152,263	2.6	146,783	2.5	140,738	2.4
Other securities	296,533	5.0	200,342	3.5	196,786	3.4
Loans	1,165,163	19.7	1,165,502	20.2	1,181,658	20.2
Policy loans	79,093	1.3	72,647	1.3	78,248	1.3
Commercial loans	1,086,070	18.4	1,092,855	18.9	1,103,410	18.9
Property and equipment	167,672	2.8	176,247	3.0	174,607	3.0
Deferred tax asset	41,112	0.7	78,442	1.4	60,721	1.0
Other assets	66,762	1.1	65,504	1.1	62,595	1.1
Reserve for possible loan losses	(4,492)	(0.1)	(8,070)	(0.1)	(6,839)	(0.1)
Total assets	5,903,439	100.0	5,780,793	100.0	5,840,121	100.0
Foreign currency denominated assets	516,200	8.7	309,671	5.4	192,672	3.3

(3) Changes in the amount of assets by categories

(Millions of Yen)

	Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
	Amount	Amount	Amount
Cash and deposits, call loans	(25,221)	74,802	59,867
Securities repurchased under resale agreements	-	-	-
Pledged money for bond borrowing transaction	-		-
Monetary claims purchased	19,100	(30,396)	(1,497)
Securities under proprietary accounts	-	-	-
Monetary trusts	32,631	(13,222)	55,197
Securities	73,331	(28,614)	(46,786)
Domestic bonds	(457,559)	(79,994)	83,596
Domestic stocks	77,884	(29,546)	(95,180)
Foreign securities	353,260	2,862	(109,710)
Foreign bonds	341,734	(815)	(107,343)
Foreign stocks and other securities	11,525	3,678	(2,367)
Other securities	99,746	78,064	74,508
Loans	(16,495)	8,227	24,383
Policy loans	845	5,330	10,931
Commercial loans	(17,340)	2,896	13,452
Property and equipment	(6,934)	(3,014)	(4,655)
Deferred tax asset	(19,608)	9,433	(8,288)
Other assets	4,167	5,837	2,928
Reserve for possible loan losses	2,347	3,447	4,678
Total assets	63,318	26,500	85,827
Foreign currency denominated assets	323,528	3,761	(113,237)

(4) Investment gains / losses by asset categories

a. Investment gains / losses by asset categories (Millions of Yen)

b. Average daily balance (Millions of Yen)

	a. Six Months Ended September 30, 2003	a. Six Months Ended September 30, 2002	a. Year Ended March 31, 2003	b. Six Months Ended September 30, 2003	b. Six Months Ended September 30, 2002	b. Year Ended March 31, 2003
Cash and deposits, call loans	22	26	48	328,467	257,051	301,132
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-		-	-		-
Monetary claims purchased	9	10	18	39,776	17,609	18,219
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	4,978	(17,575)	(20,974)	167,275	110,118	123,534
Domestic bonds	52,653	37,286	72,079	2,664,060	2,892,367	2,868,241
Domestic stocks	(15,531)	4,550	(15,138)	196,215	278,847	267,360
Foreign securities	21,934	10,639	25,090	599,573	460,694	461,089
Loans	11,190	12,620	25,011	1,174,524	1,150,987	1,155,214
Commercial loans	9,277	10,885	21,396	1,096,601	1,082,185	1,082,958
Property and equipment	1,045	1,286	2,157	174,059	180,002	178,589
Total general accounts	76,271	40,925	84,087	5,719,355	5,675,976	5,719,932
Other than stocks	91,802	36,375	99,226	5,523,140	5,397,129	5,452,571
Foreign investments	21,325	(2,322)	11,848	761,341	577,798	604,696

Notes:

1. Average daily balance represents the average daily balance on a book value basis.

2. Foreign investments represent the total of foreign currency denominated assets and yen denominated assets.

(5) Investment income / gains

(Millions of Yen)

	Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
Interests, dividends and income from real estate for rent	61,180	63,278	133,150
Interest income from deposits	1,459	368	1,646
Interest income and dividends from securities	43,889	46,265	98,596
Interest income from loans	12,369	13,009	25,711
Income from real estate for rent	3,394	3,581	7,090
Other income from interest and dividends	68	53	104
Gain on securities under proprietary accounts	-	-	-
Gains from monetary trusts, net	5,025	-	-
Gains on investments in trading securities, net	-	-	-
Gains on sale of securities	22,415	13,254	32,676
Gains on sale of domestic bonds	16,041	3,474	5,625
Gains on sale of domestic stocks	3,708	2,658	5,027
Gains on sale of foreign securities	2,665	7,121	22,023
Other	-	-	-
Gains on redemption of securities	-	-	-
Gains from derivatives, net	-	15,135	21,111
Foreign exchange gains, net	-	-	-
Other investment income	1,267	334	2,961
Total	89,888	92,003	189,901

(6) Investment expenses / losses

(Millions of Yen)

	Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
Interest expense	15	22	37
Losses on securities under proprietary accounts	-	-	-
Losses from monetary trusts, net	-	6,696	11,748
Losses on investments in trading securities, net	1,618	3,826	3,018
Losses on sale of securities	1,068	7,270	19,657
Losses on sale of domestic bonds	703	380	890
Losses on sale of domestic stocks	238	4,750	13,884
Losses on sale of foreign securities	125	2,139	4,883
Other	-	-	-
Devaluation losses on securities	485	28,952	58,713
Devaluation losses on domestic bonds	-	174	174
Devaluation losses on domestic stocks	180	18,349	50,532
Devaluation losses on foreign securities	241	10,428	8,006
Other	62		
Amortization of securities	-	-	-
Losses from derivatives, net	3,571	-	-
Foreign exchange losses, net	1,259	366	1,462
Provision for reserve for possible loan losses	-	-	-
Provision of specific reserve	-	-	-
Provision of general reserve	-	-	-
Write-off of loans	1,268	58	69
Depreciation of real estate for rent	1,529	1,518	3,069
Other investment expenses	2,801	2,367	8,034
Total	13,617	51,078	105,813

(7) Net investment gains / losses

(Millions of Yen)

	Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
Net investment gains/losses	76,271	40,925	84,087

(8) Securities

(Millions of Yen, %)

	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Government bonds	278,377	7.2%	405,384	10.7%	529,059	14.0%
Municipal bonds	1,160,416	30.1	1,349,852	35.5	1,286,461	34.0
Corporate bonds	1,139,016	29.5	1,116,541	29.3	1,219,848	32.2
Public corporation bonds	504,945	13.1	437,299	11.5	535,614	14.1
Domestic stocks	279,604	7.2	267,354	7.0	201,720	5.3
Foreign securities	705,427	18.3	464,740	12.2	352,167	9.3
Foreign bonds	553,164	14.3	317,956	8.3	211,429	5.6
Foreign stocks and other securities	152,263	3.9	146,783	3.9	140,738	3.7
Other securities	296,533	7.7	200,342	5.3	196,786	5.2
Total	3,859,375	100.0	3,804,215	100.0	3,786,043	100.0
Subordinated debentures	46,829	1.2	47,936	1.3	48,460	1.3

Securities by holding purposes categories

(Millions of Yen)

	As of September 30, 2003				
	Trading	Held-to-maturity	Available-for-sale	Stocks of Subsidiaries and Affiliates	Total
Government bonds	-	105,131	173,246	-	278,377
Municipal bonds	-	643,436	516,979	-	1,160,416
Corporate bonds	-	760,733	378,282	-	1,139,016
Public corporation bonds	-	374,101	130,844	-	504,945
Domestic stocks	-	-	260,581	19,023	279,604
Foreign securities	43,718	73,775	587,933	-	705,427
Foreign bonds	-	73,775	479,389	-	553,164
Foreign stocks and other securities	43,718	-	108,544	-	152,263
Other securities	-	-	296,533	-	296,533
Total	43,718	1,583,076	2,213,556	19,023	3,859,375

	As of September 30, 2002				
	Trading	Held-to-maturity	Available-for-sale	Stocks of Subsidiaries and Affiliates	Total
Government bonds	-	109,432	295,951	-	405,384
Municipal bonds	-	703,643	646,209	-	1,349,852
Corporate bonds	-	638,182	478,358	-	1,116,541
Public corporation bonds	-	251,616	185,683	-	437,299
Domestic stocks	-	-	250,418	16,936	267,354
Foreign securities	37,307	53,213	367,819	6,401	464,740
Foreign bonds	-	53,213	264,743	-	317,956
Foreign stocks and other securities	37,307	-	103,075	6,401	146,783
Other securities	-	-	200,342	-	200,342
Total	37,307	1,504,471	2,239,099	23,337	3,804,215

	As of March 31, 2003				
	Trading	Held-to-maturity	Available-for-sale	Stocks of Subsidiaries and Affiliates	Total
Government bonds	-	108,877	420,182	-	529,059
Municipal bonds	-	669,306	617,154	-	1,286,461
Corporate bonds	-	709,872	509,975	-	1,219,848
Public corporation bonds	-	328,938	206,676	-	535,614
Domestic stocks	-	-	182,831	18,888	201,720
Foreign securities	35,891	50,405	265,870	-	352,167
Foreign bonds	-	50,405	161,023	-	211,429
Foreign stocks and other securities	35,891	-	104,846	-	140,738
Other securities	-	-	196,786	-	196,786
Total	35,891	1,538,461	2,192,802	18,888	3,786,043

(9) Securities by contractual maturity dates

(Millions of Yen)

	As of September 30, 2003						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	86,619	61,459	51,933	18,018	48,136	12,209	278,377
Municipal bonds	171,495	266,176	245,792	319,721	149,968	7,261	1,160,416
Corporate bonds	131,899	199,378	217,977	210,611	175,860	203,288	1,139,016
Domestic stocks						279,604	279,604
Foreign securities	10,221	111,621	104,059	127,535	145,442	206,546	705,427
Foreign bonds	10,221	111,486	102,751	119,340	135,661	73,702	553,164
Foreign stocks and other securities	-	135	1,307	8,194	9,781	132,844	152,263
Other securities	34	12,777	3,449	3,459	3,134	273,677	296,533
Total	400,271	651,413	623,212	679,347	522,543	982,588	3,859,375

	As of September 30, 2002						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	22,044	76,158	120,300	55,568	127,185	4,127	405,384
Municipal bonds	119,878	360,064	213,447	365,659	286,328	4,473	1,349,852
Corporate bonds	79,727	255,947	184,210	206,923	281,114	108,616	1,116,541
Domestic stocks						267,354	267,354
Foreign securities	6,366	61,293	58,778	50,677	106,089	181,535	464,740
Foreign bonds	6,366	61,025	57,970	45,268	99,245	48,080	317,956
Foreign stocks and other securities	-	268	807	5,409	6,843	133,455	146,783
Other securities	-	12,681	3,206	-	5,337	179,116	200,342
Total	228,018	766,145	579,943	678,829	806,055	745,223	3,804,215

	As of March 31, 2003						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	169,871	93,677	86,939	57,860	116,582	4,127	529,059
Municipal bonds	134,842	325,129	232,714	326,115	263,971	3,687	1,286,461
Corporate bonds	81,227	268,188	174,344	233,164	297,094	165,828	1,219,848
Domestic stocks						201,720	201,720
Foreign securities	6,044	34,530	34,317	57,950	71,562	147,762	352,167
Foreign bonds	6,044	34,317	32,680	52,911	62,209	23,265	211,429
Foreign stocks and other securities	-	212	1,636	5,039	9,352	124,497	140,738
Other securities	-	12,806	2,793	3,487	3,106	174,593	196,786
Total	391,987	734,332	531,108	678,578	752,317	697,720	3,786,043

** includes securities with maturity dates unfixed.*

(10) Stock holdings by industry

(Millions of Yen, %)

	As of September 30, 2002	
	Amount	Percentage
Manufacturing industries		
Food products	5,408	2.0%
Textiles and clothing	5,564	2.1
Pulp and paper	423	0.2
Chemicals	21,619	8.1
Oil and coal products	597	0.2
Rubber products	5,618	2.1
Glass and stone products	356	0.1
Steel	1,103	0.4
Non-steel metals	55	0.0
Metal products	1,009	0.4
Machinery	23,467	8.8
Electric appliances	9,041	3.4
Transportation vehicles	635	0.2
Precision machinery	10,081	3.8
Others	5,201	1.9
Sub-total	90,183	33.7
Non-manufacturing industries		
Fisheries	221	0.1
Mining	14	0.0
Construction	10,235	3.8
Retailers and wholesalers	13,650	5.1
Financial services/insurance	97,090	36.3
Securities	19,955	7.5
Real estate	336	0.1
Ground transportation	9,001	3.4
Water and air transportation	8	0.0
Warehouses	87	0.1
Telecommunications	40	0.0
Electric utilities	13,124	4.9
Service companies	13,406	5.0
Sub-total	177,170	66.3
Total	267,354	100.0

	As of September 30, 2003		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Fisheries, agriculture and forestry	658	0.2%	662	0.3%
Mining	14	0.0	14	0.0
Construction	12,095	4.3	8,827	4.4
Manufacturing industries				
Food products	6,077	2.2	5,384	2.7
Textiles and clothing	2,358	0.8	1,601	0.8
Pulp and paper	614	0.2	435	0.2
Chemicals	21,143	7.6	6,080	3.0
Medicals	17,011	6.1	13,526	6.7
Oil and coal products	-	-	255	0.1
Rubber products	5,886	2.1	5,431	2.7
Glass and stone products	349	0.1	300	0.1
Steel	1,327	0.5	887	0.4
Non-steel metals	-	-	-	-
Metal products	381	0.1	312	0.2
Machinery	20,046	7.2	15,152	7.5
Electric appliances	4,979	1.8	3,691	1.8
Transportation vehicles	691	0.2	441	0.2
Precision machinery	6,097	2.2	12,611	6.3
Others	1,557	0.6	2,947	1.5
Electric and gas utilities	14,588	5.2	13,756	6.8
Transportation / information telecommunications				
Ground transportation	7,669	2.7	7,462	3.7
Water transportation	8	0.0	8	0.0
Air transportation	-	-	-	-
Warehouses / transportation	94	0.0	91	0.0
Information / telecommunications	9,377	3.4	0	0.0
Commerce				
Wholesalers	5,839	2.1	4,368	2.2
Retailers	5,544	2.0	4,220	2.1
Financial services / insurance				
Banking	77,490	27.7	38,184	18.9
Securities and commodity futures trading	26,657	9.5	16,162	8.0
Insurance	18,946	6.8	20,734	10.3
Other financial services	5,282	1.9	4,915	2.4
Real estate	1,508	0.5	1,120	0.6
Service companies	5,304	1.9	12,128	6.0
Total	279,604	100.0	201,720	100.0

Notes:
1. From March 31, 2003, categories of stock holdings by industry are based on the classification by Securities Identification Code Committee.
2. The figure of "Information / telecommunications" as of March 31,, 2003 represents the figure of "Telecommunications".

(11) Municipal bonds by region

(Millions of Yen)

	As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
Hokkaido	29,437	31,458	31,605
Tohoku	169,151	184,803	178,305
Kanto	227,368	270,923	258,268
Chubu	210,199	246,377	235,098
Kinki	162,635	202,782	193,625
Chugoku	110,248	121,235	116,413
Shikoku	96,983	105,648	101,967
Kyushu	154,392	186,623	171,176
Total	1,160,416	1,349,852	1,286,461

(12) Loans

(Millions of Yen)

	As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
Policy loans	79,093	72,647	78,248
Policyholder loans	77,169	70,953	76,589
Premium loans	1,924	1,693	1,658
Commercial loans	1,086,070	1,092,855	1,103,410
Loans to non-residents	18,422	16,508	18,525
Loans to corporations	767,504	761,842	778,871
Loans to domestic corporations	762,267	759,355	774,031
Loans to Japanese government, government-related organizations and international organizations	31,004	28,722	27,729
Loans to Japanese local governments and public entities	17,193	12,906	17,303
Mortgage loans	26,089	30,042	28,118
Consumer loans	176,139	184,987	180,206
Others	68,137	74,353	71,180
Total Loans	1,165,163	1,165,502	1,181,658

(13) Loans to domestic companies by company size

(Millions of Yen, %)

		As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
			Percentage		Percentage		Percentage
Large corporations	Number of debtors	159	48.3	172	45.5	165	46.7
	Amount of loans	687,833	90.2	697,015	91.8	703,733	90.9
Medium-sized corporations	Number of debtors	3	0.9	5	1.3	4	1.1
	Amount of loans	8,135	1.1	11,052	1.5	10,197	1.3
Small corporations	Number of debtors	167	50.8	201	53.2	184	52.1
	Amount of loans	66,298	8.7	51,288	6.7	60,100	7.8
Total	Number of debtors	329	100.0	378	100.0	353	100.0
	Amount of loans	762,267	100.0	759,355	100.0	774,031	100.0

Notes:

1. Large corporations are defined, for purposes of the above table, as corporations with paid-in capital of at least 1 billion yen and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the case of service companies; more than 100 employees in the case of wholesalers).

2. Medium-sized corporations are defined, for purposes of the above table, as corporations with paid-in capital of more than 300 million yen and less than 1 billion yen (more than 50 million yen and less than 1 billion yen in the case of retailers, restaurants and service companies; more than 100 million yen and less than 1 billion yen in the case of wholesalers) and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the case of service companies and wholesalers).

3. Small corporations are defined, for purposes of the above table, as all other corporations.

4. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(14) Loans by region

(Millions of Yen, %)

	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Hokkaido	7,474	0.9%	7,682	1.0%	7,555	0.9%
Tohoku	8,785	1.1	11,748	1.5	9,256	1.1
Kanto	499,949	61.7	468,761	58.4	487,568	59.5
Chubu	78,743	9.7	83,806	10.4	75,782	9.2
Kinki	200,888	24.8	216,362	26.9	224,647	27.4
Chugoku	2,657	0.3	2,821	0.3	2,674	0.3
Shikoku	1,642	0.2	1,666	0.2	1,552	0.2
Kyushu	10,233	1.3	10,264	1.3	10,935	1.3
Total	810,373	100.0	803,113	100.0	819,972	100.0

Notes:

1. The above figures do not include loans to individuals, non-residents, policy loans, etc.

2. Geographic areas are classified by the places where debtors' head offices are.

(15) Loans by industry

(Millions of Yen, %)

	As of September 30, 2002	
	Amount	Percentage
Domestic Loans		
Manufacturing Industries		
Food products	8,825	0.8%
Textiles and clothing	8,792	0.8
Pulp and paper	571	0.0
Chemicals	11,672	1.1
Oil and coal products	3,485	0.3
Rubber products	6,177	0.6
Glass and stone products	706	0.1
Steel	31,747	2.9
Non-steel metals	3,175	0.3
Metal products	1,843	0.2
Machinery	6,849	0.6
Electric appliances	25,552	2.3
Transportation vehicles	2,700	0.2
Others	6,229	0.6
Sub-total	118,326	10.8
Non-manufacturing Industries		
Construction	3,018	0.3
Retailers and wholesalers	107,007	9.8
Financial services / insurance / securities	302,517	27.7
Real estate	41,446	3.8
Ground transportation	8,161	0.7
Water and air transportation	11,827	1.1
Electric utilities	67,564	6.2
Gas utilities	12,445	1.1
Service companies	75,475	6.9
Others	11,565	1.0
Sub-total	641,029	58.6
Government-related organizations	21,400	2.0
Local governments and public entities	6,406	0.6
Mortgage and consumers	215,030	19.7
Other	74,153	6.8
Total	1,076,346	98.5
Foreign Loans		
Governments, etc.	13,821	1.3
Financial institutions	-	-
Commerce and industry companies	2,486	0.2
Other	200	0.0
Total	16,508	1.5
Total	1,092,855	100.0

(Millions of Yen, %)

	As of September 30, 2003		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage
Domestic Loans				
Manufacturing Industries	116,052	10.7%	121,550	11.0%
Food products	8,388	0.8	8,556	0.8
Textiles and clothing	7,310	0.7	7,724	0.7
Timber and wood products	545	0.1	726	0.1
Pulp and paper	550	0.1	550	0.0
Printing	-	-	8	0.0
Chemicals	13,937	1.3	13,624	1.2
Oil and coal	3,091	0.3	3,260	0.3
Ceramic and stone products	700	0.1	700	0.1
Steel	28,772	2.6	30,546	2.8
Non-steel metals	3,045	0.3	3,110	0.3
Metal products	1,418	0.1	1,639	0.1
Machinery	7,594	0.7	7,045	0.6
Electric appliances	25,875	2.4	29,385	2.7
Transportation vehicles	2,000	0.2	2,100	0.2
Precision machinery	2,918	0.3	3,021	0.3
Others	9,905	0.9	9,551	0.9
Agriculture	-	-	-	-
Forestry	-	-	-	-
Fisheries	7	0.0	8	0.0
Mining	-	-	-	-
Construction	3,766	0.3	4,636	0.4
Utilities	85,807	7.9	86,476	7.8
Telecommunications	8,254	0.8	11,242	1.0
Transportation	47,767	4.4	41,566	3.8
Wholesalers	87,502	8.1	95,567	8.7
Retailers	11,232	1.0	11,232	1.0
Financial services/insurance	321,834	29.6	318,507	28.9
Real estate	57,537	5.3	52,644	4.8
Service companies	69,176	6.4	75,703	6.9
Local governments	763	0.1	794	0.1
Mortgage and consumer and others	257,291	23.7	264,954	24.0
Other	655	0.1	-	-
Total	1,067,647	98.3	1,084,884	98.3
Foreign Loans				
Governments, etc.	13,185	1.2	13,685	1.2
Financial institutions	2,737	0.3	2,840	0.3
Commerce and industry companies	2,500	0.2	2,000	0.2
Other	-	-	-	-
Total	18,422	1.7	18,525	1.7
Total	1,086,070	100.0	1,103,410	100.0

Note: From March 31, 2003, categories of domestic loans by industry are based on the classification of Bank of Japan's survey.

(16) Loans by collateral type

(Millions of Yen, %)

	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Collateral	24,400	2.2%	33,358	3.1%	29,328	2.7%
Stocks and other securities	11,878	1.1	15,047	1.4	13,530	1.2
Real and personal estate	12,522	1.2	18,311	1.7	15,798	1.4
Loans collateralized with receivables	-	-	-	-	-	-
Guarantees	36,090	3.3	28,916	2.6	33,458	3.0
Unsecured	768,305	70.7	757,347	69.3	775,710	70.3
Others	257,274	23.7	273,232	25.0	264,912	24.0
Total Loans	1,086,070	100.0	1,092,855	100.0	1,103,410	100.0
Subordinated loans	156,671	14.4	168,657	15.4	156,664	14.2

(17) Foreign investments

a. Investments by asset category

(a) Denominated in foreign currency (yen amount not fixed) (Millions of Yen, %)

	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	413,016	45.0%	199,263	32.3%	91,281	18.8%
Foreign stocks	2,241	0.2	8,102	1.3	1,913	0.4
Non yen-denominated cash, cash equivalents and other assets	100,941	11.0	102,305	16.6	99,477	20.5
Total	516,200	56.3	309,671	50.2	192,672	39.7

(b) Denominated in foreign currency (yen amount fixed with forward currency exchange contracts) (Millions of Yen, %)

	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	4,178	0.5%	4,270	0.7%	4,223	0.9%
Non yen-denominated cash, cash equivalents and other assets	131,187	14.3	76,660	12.4	44,481	9.2
Total	135,366	14.8	80,930	13.1	48,705	10.0

(c) Denominated in yen (Millions of Yen, %)

	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Loans to borrowers located outside of Japan	18,422	2.0%	16,508	2.7%	18,525	3.8%
Foreign stocks	60,000	6.5	60,000	9.7	60,000	12.4
Foreign bonds	140,147	15.3	118,692	19.2	120,147	24.8
Other foreign securities	19,522	2.1	18,760	3.0	16,991	3.5
Other	28,018	3.1	12,926	2.1	27,910	5.8
Total	266,110	29.0	226,889	36.7	243,576	50.2

(d) Total (Millions of Yen, %)

	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Total foreign investments	917,677	100.0%	617,491	100.0%	484,953	100.0%

b. Foreign currency denominated assets by currency (Millions of Yen, %)

	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Euro	298,896	57.9%	128,401	41.4%	67,416	35.0%
U.S. dollar	181,600	35.2	151,362	48.9	109,655	56.9
British pound	24,109	4.7	20,331	6.6	10,437	5.4
Canadian dollar	10,587	2.1	7,442	2.4	3,573	1.9
Australian dollar	538	0.1	515	0.2	500	0.3
Swiss franc	468	0.1	1,616	0.5	1,087	0.6
Swedish krone	0	0.0	0	0.0	0	0.0
Norwegian krone	0	0.0	0	0.0	0	0.0
Denmark krone	0	0.0	0	0.0	0	0.0
Hong Kong dollar	0	0.0	0	0.0	0	0.0
Singapore dollar	0	0.0	0	0.0	0	0.0
Total	516,200	100.0	309,671	100.0	192,672	100.0

c. Investments by region

(Millions of Yen, %)

	As of September 30, 2003							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks and Other Securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	170,898	24.2%	140,470	25.4%	30,427	20.0%	6,500	35.3%
Europe	265,630	37.7	261,000	47.2	4,630	3.0	3,500	19.0
Oceania	5,594	0.8	5,594	1.0	-	-	-	-
Asia	-	-	-	-	-	-	200	1.1
Latin America	199,290	28.3	82,085	14.8	117,205	77.0	3,237	17.6
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	64,012	9.1	64,012	11.6	-	-	4,985	27.1
Total	705,427	100.0	553,164	100.0	152,263	100.0	18,422	100.0

	As of September 30, 2002							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks and Other Securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	135,944	29.3%	98,807	31.1%	37,136	25.3%	6,500	39.4%
Europe	146,560	31.5	143,494	45.1	3,065	2.1	3,500	21.2
Oceania	5,627	1.2	5,627	1.8	-	-	-	-
Asia	-	-	-	-	-	-	200	1.2
Latin America	171,617	36.9	65,036	20.4	106,581	72.6	486	2.9
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	4,991	1.1	4,991	1.6	-	-	5,821	35.3
Total	464,740	100.0	317,956	100.0	146,783	100.0	16,508	100.0

	As of March 31, 2003							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks and Other Securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	90,317	25.6%	60,064	28.4%	30,253	21.5%	6,500	35.1%
Europe	76,641	21.8	72,602	34.3	4,038	2.9	3,500	18.9
Oceania	5,651	1.6	5,651	2.7	-	-	-	-
Asia	-	-	-	-	-	-	200	1.1
Latin America	176,135	50.0	69,688	33.0	106,446	75.6	2,840	15.3
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	3,421	1.0	3,421	1.6	-	-	5,485	29.6
Total	352,167	100.0	211,429	100.0	140,738	100.0	18,525	100.0

(18) Fair value information on securities and others

a. Fair value information on securities

(a) Valuation gains (losses) on trading securities (Millions of Yen)

	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
	Current Fair Value and Carrying Value	Valuation Gains (Losses)	Current Fair Value and Carrying Value	Valuation Gains (Losses)	Current Fair Value and Carrying Value	Valuation Gains (Losses)
Trading securities	79,071	3,988	57,082	(6,555)	68,794	(8,039)
Domestic bonds	-	-	-	-	-	-
Domestic stocks	-	-	-	-	-	-
Foreign bonds	-	-	-	-	-	-
Foreign stocks, etc.	43,718	(1,768)	37,307	(4,103)	35,891	(4,065)
Monetary trusts	35,352	5,756	19,775	(2,452)	32,903	(3,973)

(b)-1. Securities with market value (Millions of Yen)

	As of September 30, 2003				
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,583,076	1,635,607	52,531	60,200	7,669
Domestic bonds	1,509,301	1,560,447	51,145	58,433	7,287
Foreign Bonds	73,775	75,160	1,385	1,766	381
Available -for-sale securities	2,119,551	2,245,188	125,636	144,521	18,884
Domestic bonds	1,031,430	1,068,508	37,077	38,369	1,291
Domestic stocks	165,322	250,217	84,895	87,516	2,621
Foreign securities	520,582	512,805	(7,777)	4,364	12,142
Bonds	485,695	479,389	(6,306)	3,716	10,022
Stocks, etc.	34,886	33,416	(1,470)	648	2,119
Others	282,137	291,909	9,771	10,998	1,227
Monetary claims purchased	59,998	59,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	40,080	41,749	1,668	3,271	1,602
Total	3,702,627	3,880,795	178,167	204,721	26,553
Domestic bonds	2,540,731	2,628,955	88,223	96,803	8,579
Domestic stocks	165,322	250,217	84,895	87,516	2,621
Foreign securities	594,357	587,965	(6,391)	6,131	12,523
Bonds	559,470	554,549	(4,921)	5,482	10,404
Stocks, etc.	34,886	33,416	(1,470)	648	2,119
Others	282,137	291,909	9,771	10,998	1,227
Monetary claims purchased	59,998	59,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	40,080	41,749	1,668	3,271	1,602

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a loss of 80 million yen as of September 30, 2003.

(b)-2. Securities without market value (Carrying value) (Millions of Yen)

	As of September 30, 2003
Stocks of subsidiaries and affiliates	19,023
Available-for-sale securities	90,129
Unlisted domestic stocks (excluding over-the-counter stocks)	10,364
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	19,765
Total	109,153

Note: Securities included in jointly operated designated monetary trusts are not included herein.

(b)-1. Securities with market value (Millions of Yen)

	As of September 30, 2002				
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,504,471	1,593,416	88,944	90,503	1,558
Domestic bonds	1,451,258	1,538,776	87,518	88,746	1,228
Foreign Bonds	53,213	54,639	1,426	1,757	330
Available -for-sale securities	2,150,389	2,223,323	72,933	101,421	28,488
Domestic bonds	1,354,969	1,420,519	65,550	66,820	1,270
Domestic stocks	230,504	239,506	9,001	22,941	13,939
Foreign securities	292,848	297,463	4,615	7,531	2,916
Bonds	259,843	264,743	4,900	6,912	2,012
Stocks, etc.	33,005	32,720	(284)	618	903
Others	198,329	197,181	(1,148)	3,063	4,212
Monetary claims purchased	11,998	11,998	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	61,738	56,653	(5,085)	1,064	6,149
Total	3,654,861	3,816,739	161,878	191,925	30,047
Domestic bonds	2,806,227	2,959,296	153,068	155,567	2,498
Domestic stocks	230,504	239,506	9,001	22,941	13,939
Foreign securities	346,061	352,103	6,041	9,288	3,247
Bonds	313,056	319,383	6,326	8,670	2,343
Stocks, etc.	33,005	32,720	(284)	618	903
Others	198,329	197,181	(1,148)	3,063	4,212
Monetary claims purchased	11,998	11,998	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	61,738	56,653	(5,085)	1,064	6,149

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a gain of 61 million yen as of September 30, 2002.

(b)-2. Securities without market value (Carrying value) (Millions of Yen)

	As of September 30, 2002
Stocks of subsidiaries and affiliates	23,337
Available-for-sale securities	84,121
Unlisted domestic stocks (excluding over-the-counter stocks)	10,911
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	13,209
Total	107,458

Note: Securities included in jointly operated designated monetary trusts are not included herein.

(b)-1. Securities with market value (Millions of Yen)

	As of March 31, 2003				
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,538,461	1,642,486	104,024	104,452	428
Domestic bonds	1,488,056	1,590,145	102,089	102,284	194
Foreign Bonds	50,405	52,340	1,935	2,168	233
Available -for-sale securities	2,157,307	2,231,216	73,908	99,798	25,890
Domestic bonds	1,472,609	1,547,313	74,703	74,952	249
Domestic stocks	168,600	172,240	3,639	14,198	10,559
Foreign securities	189,955	193,012	3,057	6,429	3,371
Bonds	156,564	161,023	4,459	5,633	1,174
Stocks, etc.	33,391	31,989	(1,401)	796	2,197
Others	195,458	192,096	(3,361)	3,129	6,490
Monetary claims purchased	40,897	40,897	-	-	-
Certificates of deposit	33,000	33,000	-	-	-
Monetary trusts	56,785	52,655	(4,130)	1,088	5,219
Total	3,695,769	3,873,702	177,932	204,251	26,318
Domestic bonds	2,960,665	3,137,458	176,792	177,236	443
Domestic stocks	168,600	172,240	3,639	14,198	10,559
Foreign securities	240,360	245,353	4,992	8,597	3,605
Bonds	206,969	213,364	6,394	7,801	1,407
Stocks, etc.	33,391	31,989	(1,401)	796	2,197
Others	195,458	192,096	(3,361)	3,129	6,490
Monetary claims purchased	40,897	40,897	-	-	-
Certificates of deposit	33,000	33,000	-	-	-
Monetary trusts	56,785	52,655	(4,130)	1,088	5,219

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a gain of 54 million yen as of March 31, 2003.

(b)-2. Securities without market value (Carrying value) (Millions of Yen)

	As of March 31, 2003
Stocks of subsidiaries and affiliates	18,888
Available-for-sale securities	87,576
Unlisted domestic stocks (excluding over-the-counter stocks)	10,591
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	16,985
Total	106,465

Note: Securities included in jointly operated designated monetary trusts are not included herein.

(c) Fair value information consisting of those stated in the previous table (b)-1. and foreign exchange and other gains (losses) for (b)-2.

(Millions of Yen)

	As of September 30, 2003				
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,583,076	1,635,607	52,531	60,200	7,669
Domestic bonds	1,509,301	1,560,447	51,145	58,433	7,287
Foreign Bonds	73,775	75,160	1,385	1,766	381
Stocks of subsidiaries and affiliates	19,023	19,023	-	-	-
Available-for-sale securities	2,209,681	2,335,304	125,623	145,081	19,458
Domestic bonds	1,031,430	1,068,508	37,077	38,369	1,291
Domestic stocks	175,686	260,581	84,895	87,516	2,621
Foreign securities	595,928	587,933	(7,994)	4,684	12,679
Bonds	485,695	479,389	(6,306)	3,716	10,022
Stocks, etc.	110,232	108,544	(1,688)	968	2,656
Others	286,557	296,533	9,975	11,239	1,263
Monetary claims purchased	59,998	59,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	40,080	41,749	1,668	3,271	1,602
Total	3,811,781	3,989,935	178,154	205,281	27,127
Domestic bonds	2,540,731	2,628,955	88,223	96,803	8,579
Domestic stocks	194,709	279,604	84,895	87,516	2,621
Foreign securities	669,703	663,094	(6,609)	6,450	13,060
Bonds	559,470	554,549	(4,921)	5,482	10,404
Stocks, etc.	110,232	108,544	(1,688)	968	2,656
Others	286,557	296,533	9,975	11,239	1,263
Monetary claims purchased	59,998	59,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	40,080	41,749	1,668	3,271	1,602

(Millions of Yen)

	As of September 30, 2002				
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,504,471	1,593,416	88,944	90,503	1,558
Domestic bonds	1,451,258	1,538,776	87,518	88,746	1,228
Foreign Bonds	53,213	54,639	1,426	1,757	330
Stocks of subsidiaries and affiliates	23,337	23,338	1	767	766
Available-for-sale securities	2,234,511	2,307,752	73,240	101,786	28,546
Domestic bonds	1,354,969	1,420,519	65,550	66,820	1,270
Domestic stocks	241,416	250,418	9,001	22,941	13,939
Foreign securities	362,913	367,819	4,906	7,842	2,936
Bonds	259,843	264,743	4,900	6,912	2,012
Stocks, etc.	103,069	103,075	6	929	923
Others	201,475	200,342	(1,132)	3,117	4,250
Monetary claims purchased	11,998	11,998	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	61,738	56,653	(5,085)	1,064	6,149
Total	3,762,320	3,924,507	162,186	193,057	30,871
Domestic bonds	2,806,227	2,959,296	153,068	155,567	2,498
Domestic stocks	258,352	267,354	9,001	22,941	13,939
Foreign securities	422,527	428,861	6,334	10,367	4,033
Bonds	313,056	319,383	6,326	8,670	2,343
Stocks, etc.	109,470	109,478	7	1,697	1,690
Others	201,475	200,342	(1,132)	3,117	4,250
Monetary claims purchased	11,998	11,998	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	61,738	56,653	(5,085)	1,064	6,149

(Millions of Yen)

	As of March 31, 2003				
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)	Gains	Losses
Held-to-maturity securities	1,538,461	1,642,486	104,024	104,452	428
Domestic bonds	1,488,056	1,590,145	102,089	102,284	194
Foreign Bonds	50,405	52,340	1,935	2,168	233
Stocks of subsidiaries and affiliates	18,888	18,888	-	-	-
Available-for-sale securities	2,244,884	2,319,354	74,470	100,434	25,963
Domestic bonds	1,472,609	1,547,313	74,703	74,952	249
Domestic stocks	179,192	182,831	3,639	14,198	10,559
Foreign securities	262,495	265,870	3,374	6,802	3,428
Bonds	156,564	161,023	4,459	5,633	1,174
Stocks, etc.	105,931	104,846	(1,084)	1,169	2,254
Others	199,903	196,786	(3,116)	3,391	6,507
Monetary claims purchased	40,897	40,897	-	-	-
Certificates of deposit	33,000	33,000	-	-	-
Monetary trusts	56,785	52,655	(4,130)	1,088	5,219
Total	3,802,234	3,980,729	178,494	204,886	26,392
Domestic bonds	2,960,665	3,137,458	176,792	177,236	443
Domestic stocks	198,080	201,720	3,639	14,198	10,559
Foreign securities	312,901	318,211	5,309	8,971	3,662
Bonds	206,969	213,364	6,394	7,801	1,407
Stocks, etc.	105,931	104,846	(1,084)	1,169	2,254
Others	199,903	196,786	(3,116)	3,391	6,507
Monetary claims purchased	40,897	40,897	-	-	-
Certificates of deposit	33,000	33,000	-	-	-
Monetary trusts	56,785	52,655	(4,130)	1,088	5,219

b. Fair value information on monetary trusts

(Millions of Yen)

	As of September 30, 2003				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)	Gains	Losses
Monetary Trusts	183,025	183,025	-	-	-
Investment type focused on domestic bonds	10,850	10,850	-	-	-
Investment type focused on domestic stocks	55,023	55,023	-	-	-
Investment type focused on foreign stocks	16,851	16,851	-	-	-
Investment type focused on collaterized short term money trust	100,000	100,000	-	-	-
Jointly operated designated monetary trusts	300	300	-	-	-

	As of September 30, 2002				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)	Gains	Losses
Monetary Trusts	81,972	81,972	-	-	-
Investment type focused on domestic bonds	10,832	10,832	-	-	-
Investment type focused on domestic stocks	32,654	32,654	-	-	-
Investment type focused on foreign stocks	38,185	38,185	-	-	-
Jointly operated designated monetary trusts	300	300	-	-	-

	As of March 31, 2003				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)	Gains	Losses
Monetary Trusts	150,393	150,393	-	-	-
Investment type focused on domestic bonds	11,086	11,086	-	-	-
Investment type focused on domestic stocks	45,406	45,406	-	-	-
Investment type focused on foreign stocks	38,599	38,599	-	-	-
Investment type focused on collaterized short term money trust	55,000	55,000	-	-	-
Jointly operated designated monetary trusts	300	300	-	-	-

(a) Monetary trusts within trading securities

(Millions of Yen)

	As of September 30, 2003		As of September 30, 2002	
	Current Fair Value and Carrying Value	Net Valuation Gains (Losses)	Current Fair Value and Carrying Value	Net Valuation Gains (Losses)
Trading securities	35,352	5,756	19,775	(2,452)
Domestic stocks	35,352	5,756	19,775	(2,452)

	As of March 31, 2003	
	Current Fair Value and Carrying Value	Net Valuation Gains (Losses)
Trading securities	32,903	(3,973)
Domestic stocks	32,903	(3,973)

(b) Monetary trusts within available-for-sale securities (Millions of Yen)

	As of September 30, 2003				
	Carrying Value Prior to Mark-to-Market	Current Fair Value and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Available-for-sale securities	40,080	41,749	1,668	3,271	1,602
Domestic bonds	10,668	10,778	109	188	78
Domestic stocks	12,888	14,632	1,744	1,978	234
Foreign stocks	16,523	16,338	(185)	1,104	1,289
Total	40,080	41,749	1,668	3,271	1,602

	As of September 30, 2002				
	Carrying Value Prior to Mark-to-Market	Current Fair Value and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Available-for-sale securities	61,738	56,653	(5,085)	1,064	6,149
Domestic bonds	10,330	10,714	383	418	34
Domestic stocks	8,953	8,902	(50)	458	509
Foreign stocks	42,455	37,036	(5,418)	187	5,606
Total	61,738	56,653	(5,085)	1,064	6,149

	As of March 31, 2003				
	Carrying Value Prior to Mark-to-Market	Current Fair Value and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Available-for-sale securities	56,785	52,655	(4,130)	1,088	5,219
Domestic bonds	10,578	11,003	425	443	18
Domestic stocks	7,734	7,299	(434)	220	655
Foreign stocks	38,473	34,351	(4,121)	424	4,545
Total	56,785	52,655	(4,130)	1,088	5,219

Notes:

1.Securities included in jointly operated designated monetary trusts are not included herein.

2.Other than the above, net valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credited to income, showed a loss of 80 million yen as of September 30, 2003, a gain of 61 million yen as of September 30, 2002, and a gain of 54 million yen as of March 31, 2003, respectively.

c. Fair value information on real estate (Millions of Yen)

	As of September 30, 2003				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Land	96,338	82,625	(13,713)	27,574	41,288
Leasehold	1,038	638	(399)	324	724
Total	97,376	83,263	(14,112)	27,899	42,012

	As of September 30, 2002				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Land	99,229	91,242	(7,986)	30,549	38,535
Leasehold	1,038	723	(314)	363	677
Total	100,267	91,966	(8,301)	30,912	39,213

	As of March 31, 2003				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Land	97,711	85,250	(12,461)	28,216	40,677
Leasehold	1,038	673	(365)	335	700
Total	98,749	85,923	(12,826)	28,552	41,378

Note: Figures for current fair value are based on posted prices.

d. Fair value information on derivative transactions

(a) Gains (losses) on derivatives

(Millions of Yen)

	As of September 30, 2003					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	-	-	-	-	-	-
Hedge accounting not applied	(831)	1,424	1,228	(2,093)	-	(272)
Total	(831)	1,424	1,228	(2,093)	-	(272)

	As of September 30, 2002					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	-	-	-	-	-	-
Hedge accounting not applied	(1,388)	(3,221)	94	-	-	(4,515)
Total	(1,388)	(3,221)	94	-	-	(4,515)

	As of March 31, 2003					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	-	-	-	-	-	-
Hedge accounting not applied	(1,354)	(614)	(853)	-	-	(2,822)
Total	(1,354)	(614)	(853)	-	-	(2,822)

Notes:

1. Gains (losses) on derivatives not applied to hedge accounting are recorded in the income statements.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclosure.

(b) Interest-related transactions

(Millions of Yen)

	As of September 30, 2003				As of September 30, 2002			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over One Year				Over One Year		
Over-the-counter transactions								
Interest rate swaps:								
Receipts fixed, payments floating	-	-	-	-	-	-	-	-
Receipts floating, payments fixed	59,200	6,600	(831)	(831)	61,800	59,200	(1,388)	(1,388)
Receipts floating, payments floating	-	-	-	-	-	-	-	-
Others:								
Sold	-	-	-	-	-	-	-	-
Bought	-	-	-	-	-	-	-	-
Total				(831)				(1,388)

	As of March 31, 2003			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over One Year		
Over-the-counter transactions				
Interest rate swaps:				
Receipts fixed, payments floating	-	-	-	-
Receipts floating, payments fixed	61,800	29,200	(1,354)	(1,354)
Receipts floating, payments floating	-	-	-	-
Others:				
Sold	-	-	-	-
Bought	-	-	-	-
Total				(1,354)

Interest rate swaps by contractual maturity dates:

(Millions of Yen, %)

	As of September 30, 2003				As of September 30, 2002			
	Total	One year or shorter	One year to three years	Over three years	Total	One year or shorter	One year to three years	Over three years
Receipts fixed, payments floating:								
Notional amount	-	-	-	-	-	-	-	-
Average fixed rate (receipt)	-	-	-	-	-	-	-	-
Average fixed rate (payment)	-	-	-	-	-	-	-	-
Receipts floating, payments fixed								
Notional amount	59,200	52,600	5,200	1,400	61,800	2,600	55,200	4,000
Average fixed rate (receipt)	0.46	0.51	0.07	0.07	1.10	0.07	1.23	0.07
Average fixed rate (payment)	2.21	2.24	1.97	1.97	2.20	1.97	2.22	1.97

(Millions of Yen, %)

	As of March 31, 2003			
	Total	One year or shorter	One year to three years	Over three years
Receipts fixed, payments floating:				
Notional amount	-	-	-	-
Average fixed rate (receipt)	-	-	-	-
Average fixed rate (payment)	-	-	-	-
Receipts floating, payments fixed				
Notional amount	61,800	32,600	25,200	4,000
Average fixed rate (receipt)	0.76	0.87	0.74	0.07
Average fixed rate (payment)	2.20	2.19	2.24	1.97

(c) Currency-related transactions

(Millions of Yen)

	As of September 30, 2003				As of September 30, 2002			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions								
Foreign exchange contracts:								
Sold:	405,749	-	404,325	1,424	161,564	-	164,786	(3,221)
U.S. dollar	134,204	-	131,935	2,269	87,545	-	89,565	(2,020)
Euro	253,455	-	254,271	(815)	61,230	-	62,192	(962)
British pound	18,089	-	18,118	(29)	12,788	-	13,027	(239)
Canadian dollar	-	-	-	-	-	-	-	-
Bought:	311	-	311	(0)	155	-	156	0
U.S. dollar	311	-	311	(0)	146	-	147	0
Euro	-	-	-	-	9	-	9	0
British pound	-	-	-	-	-	-	-	-
Canadian dollar	-	-	-	-	-	-	-	-
Total				1,424				(3,221)

	As of March 31, 2003			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions				
Foreign exchange contracts:				
Sold:	70,271	-	70,885	(613)
U.S. dollar	42,279	-	42,344	(64)
Euro	22,087	-	22,589	(502)
British pound	5,904	-	5,950	(46)
Canadian dollar	-	-	-	-
Bought:	204	-	204	(0)
U.S. dollar	204	-	204	(0)
Euro	-	-	-	-
British pound	-	-	-	-
Canadian dollar	-	-	-	-
Total				(614)

Notes:

1. Forward exchange rates are used as the term end exchange rates.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclosure.

(d) Stock-related transactions

(Millions of Yen)

	As of September 30, 2003				As of September 30, 2002			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions								
Stock index futures:								
Sold	54,633	-	53,405	1,228	98,060	-	97,966	94
Bought	-	-	-	-	-	-	-	-
Stock options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				1,228				94

	As of March 31, 2003			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions				
Stock index futures:				
Sold	82,825	-	83,679	(853)
Bought	-	-	-	-
Stock options:				
Sold				
Call	-	-	-	-
Put	-	-	-	-
Bought				
Call	-	-	-	-
Put	-	-	-	-
Total				(853)

(e) Bond-related transactions

(Millions of Yen)

	As of September 30, 2003				As of September 30, 2002			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions								
Bond futures contracts:								
Sold	203,513	-	205,606	(2,093)	-	-	-	-
Bought	-	-	-	-	-	-	-	-
Bond futures options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				(2,093)				-

	As of March 31, 2003			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions				
Bond futures contracts:				
Sold	-	-	-	-
Bought	-	-	-	-
Bond futures options:				
Sold				
Call	-	-	-	-
Put	-	-	-	-
Bought				
Call	-	-	-	-
Put	-	-	-	-
Total				-

(f) Others

The Company held no other derivative instruments as of September 30, 2003, 2002 and March 31, 2003.

3. Status of Separate Account Assets for the Six Months Ended September 30, 2003 (Non-Consolidated)

(1) Balance of separate account assets

(Millions of Yen)

	As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
Individual Variable Insurance	25,326	26,377	24,206
Individual Variable Annuities	14,037	13,499	13,306
Group Insurance	123,326	169,039	137,540
Total	162,690	208,916	175,054

(2) Status of individual variable insurance and annuities (separate accounts)

a. Total number of policies and total policy amount in force

Individual variable insurance

(Number, Millions of Yen)

	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
	Number	Amount	Number	Amount	Number	Amount
Variable Insurance (term life)	420	1,490	480	1,737	431	1,544
Variable Insurance (whole life)	10,051	81,632	10,398	85,225	10,233	83,466
Total	10,471	83,123	10,878	86,963	10,664	85,011

Individual variable annuities

(Number, Millions of Yen)

	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
	Number	Amount	Number	Amount	Number	Amount
Variable Annuities (variable investment type)	235	1,074	205	969	229	1,018
Variable Annuities (guaranteed investment type)	178	542	151	434	164	486
Total	413	1,616	356	1,403	393	1,504

b. Asset Composition

Individual variable insurance

(Millions of Yen, %)

	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	1	0.0	1	0.0	1,308	5.4
Securities	22,430	88.6	24,126	91.5	21,503	88.8
Domestic bonds	6,865	27.1	9,120	34.6	7,133	29.5
Domestic stocks	9,477	37.4	9,163	34.7	8,140	33.6
Foreign securities	6,087	24.0	5,842	22.2	6,229	25.7
Foreign bonds	3,131	12.4	2,970	11.3	3,098	12.8
Foreign stocks and other securities	2,956	11.7	2,871	10.9	3,130	12.9
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	2,894	11.4	2,250	8.5	1,395	5.8
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	25,326	100.0	26,377	100.0	24,206	100.0

Individual variable annuities (Millions of Yen, %)

	As of September 30, 2003					
	Variable investment type				Guaranteed investment type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	1	0.0	0	0.0	0	0.0
Securities	4,194	86.5	3,778	91.1	4,551	90.3
Domestic bonds	3,044	62.8	802	19.4	2,374	47.1
Domestic stocks	495	10.2	1,928	46.5	1,327	26.3
Foreign securities	654	13.5	1,046	25.2	850	16.9
Foreign bonds	413	8.5	491	11.9	632	12.5
Foreign stocks and other securities	240	5.0	554	13.4	217	4.3
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	652	13.5	367	8.9	490	9.7
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	4,848	100.0	4,146	100.0	5,043	100.0

	As of March 31, 2002					
	Variable investment type				Guaranteed investment type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	0	0.0	1	0.0	1	0.0
Securities	4,346	90.9	3,680	94.1	4,646	96.6
Domestic bonds	3,234	67.7	958	24.5	2,655	55.2
Domestic stocks	495	10.4	1,697	43.4	1,148	23.9
Foreign securities	616	12.8	1,025	26.2	842	17.5
Foreign bonds	399	8.3	516	13.2	646	13.4
Foreign stocks and other securities	217	4.5	508	13.0	196	4.1
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	433	9.1	227	5.9	161	3.4
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	4,780	100.0	3,909	100.0	4,809	100.0

	As of March 31, 2003					
	Variable investment type				Guaranteed investment type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	469	9.7	242	6.5	282	5.9
Securities	4,321	89.8	3,456	92.8	4,457	93.5
Domestic bonds	3,173	65.9	835	22.4	2,470	51.8
Domestic stocks	507	10.6	1,608	43.2	1,167	24.5
Foreign securities	641	13.3	1,012	27.2	819	17.2
Foreign bonds	417	8.7	498	13.4	617	13.0
Foreign stocks and other securities	223	4.6	514	13.8	201	4.2
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	23	0.5	25	0.7	28	0.6
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	4,814	100.0	3,724	100.0	4,768	100.0

c. Net investment gains / losses

Individual variable insurance

(Millions of Yen)

	Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
Interests, dividends and income from real estate for rent	233	279	541
Gains on sale of securities	280	325	530
Gains on redemption of securities	-	-	-
Valuation gains on securities	3,067	-	-
Foreign exchange gains, net	-	3	3
Gains from derivatives, net	-	-	-
Other investment income	0	0	0
Losses on sale of securities	1,584	1,090	2,100
Amortization of securities	-	-	-
Devaluation losses on securities	-	2,105	2,508
Foreign exchange losses, net	1	-	-
Losses from derivatives, net	-	-	-
Other investment expenses	0	0	0
Net investment gains/losses	1,994	(2,586)	(3,532)

Individual variable annuities

(Millions of Yen)

	Six Months Ended September 30, 2003			Six Months Ended September 30, 2002		
	Variable investment type		Guaranteed investment type	Variable investment type		Guaranteed investment type
	Emphasis on stable return	Emphasis on high return		Emphasis on stable return	Emphasis on high return	
Interests, dividends and income from real estate for rent	50	36	49	60	42	60
Gains on sale of securities	25	38	45	23	34	22
Gains on redemption of securities	-	-	-	-	-	-
Valuation gains on securities	103	557	304	-	-	-
Foreign exchange gains, net	-	0	0	0	0	0
Gains from derivatives, net	-	-	-	-	-	-
Other investment income	0	0	0	0	0	0
Losses on sale of securities	142	218	175	62	153	101
Amortization of securities	-	-	-	-	-	-
Devaluation losses on securities	-	-	-	132	410	186
Foreign exchange losses, net	0	-	-	-	-	-
Losses from derivatives, net	-	-	-	-	-	-
Other investment expenses	0	0	0	0	0	0
Net investment gains/losses	35	413	223	(111)	(486)	(204)

	Year Ended March 31, 2003		
	Variable investment type		Guaranteed investment type
	Emphasis on stable return	Emphasis on high return	
Interests, dividends and income from real estate for rent	116	83	118
Gains on sale of securities	60	65	69
Gains on redemption of securities	-	-	-
Valuation gains on securities	-	-	-
Foreign exchange gains, net	0	0	0
Gains from derivatives, net	-	-	-
Other investment income	0	0	0
Losses on sale of securities	113	290	191
Amortization of securities	-	-	-
Devaluation losses on securities	139	539	270
Foreign exchange losses, net	-	-	-
Losses from derivatives, net	-	-	-
Other investment expenses	0	0	0
Net investment gains/losses	(76)	(681)	(273)

Note: Net investment gains/losses stated above are recorded in lump sum as an item of "gains (losses) from separate accounts, net" in the income statement.

d. Fair value information on securities

Valuation gains (losses) on trading securities

Individual variable insurance (Millions of Yen)

	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
	Current Fair Value and Carrying Value	Valuation Gains (Losses)	Current Fair Value and Carrying Value	Valuation Gains (Losses)	Current Fair Value and Carrying Value	Valuation Gains (Losses)
Trading securities	22,430	3,067	24,126	(2,105)	21,503	(2,508)
Domestic bonds	6,865	(161)	9,120	56	7,133	94
Domestic stocks	9,477	3,040	9,163	(892)	8,140	(1,571)
Foreign bonds	3,131	(215)	2,970	(23)	3,098	34
Foreign stocks, etc.	2,956	403	2,871	(1,245)	3,130	(1,066)
Monetary trusts	-	-	-	-	-	-

Individual variable annuities (Variable investment type / Emphasis on stable return) (Millions of Yen)

	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
	Current Fair Value and Carrying Value	Valuation Gains (Losses)	Current Fair Value and Carrying Value	Valuation Gains (Losses)	Current Fair Value and Carrying Value	Valuation Gains (Losses)
Trading securities	4,194	103	4,346	(132)	4,321	(139)
Domestic bonds	3,044	(65)	3,234	21	3,173	44
Domestic stocks	495	166	495	(69)	507	(122)
Foreign bonds	413	(22)	399	14	417	23
Foreign stocks, etc.	240	25	217	(99)	223	(85)
Monetary trusts	-	-	-	-	-	-

Individual variable annuities (Variable investment type / Emphasis on high return) (Millions of Yen)

	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
	Current Fair Value and Carrying Value	Valuation Gains (Losses)	Current Fair Value and Carrying Value	Valuation Gains (Losses)	Current Fair Value and Carrying Value	Valuation Gains (Losses)
Trading securities	3,778	557	3,680	(410)	3,456	(539)
Domestic bonds	802	(21)	958	6	835	12
Domestic stocks	1,928	542	1,697	(198)	1,608	(371)
Foreign bonds	491	(25)	516	13	498	18
Foreign stocks, etc.	554	61	508	(232)	514	(198)
Monetary trusts	-	-	-	-	-	-

Individual variable annuities (Guaranteed investment type) (Millions of Yen)

	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
	Current Fair Value and Carrying Value	Valuation Gains (Losses)	Current Fair Value and Carrying Value	Valuation Gains (Losses)	Current Fair Value and Carrying Value	Valuation Gains (Losses)
Trading securities	4,551	304	4,646	(186)	4,457	(270)
Domestic bonds	2,374	(66)	2,655	15	2,470	39
Domestic stocks	1,327	383	1,148	(137)	1,167	(265)
Foreign bonds	632	(35)	646	24	617	31
Foreign stocks, etc.	217	23	196	(88)	201	(76)
Monetary trusts	-	-	-	-	-	-

e. Fair value information on derivative transactions

(a) Interest-related transactions

The Company held no interest-related derivative instruments as of September 30, 2003, 2002 and March 31, 2003.

(b) Currency-related transactions

The Company held no currency-related derivative instruments as of September 30, 2003, 2002 and March 31, 2003.

(c) Stock-related transactions

The Company held no stock-related derivative instruments as of September 30, 2003, 2002 and March 31, 2003.

(d) Bond-related transactions

The Company held no bond-related derivative instruments as of September 30, 2003, 2002 and March 31, 2003.

(e) Others

The Company held no other derivative instruments as of September 30, 2003, 2002 and March 31, 2003.

4. Total of General Account Assets and Separate Account Assets (Non-Consolidated)

(1) Asset composition

(Millions of Yen)

	As of September 30, 2003		
	General Account	Separate Account	Total
Cash and deposits, call loans	364,821	10	364,831
Securities repurchased under resale agreements	-	-	-
Pledged money for bond borrowing transaction	-	-	-
Monetary claims purchased	59,998	-	59,998
Securities under proprietary accounts	-	-	-
Monetary trusts	183,025	-	183,025
Securities	3,859,375	147,458	4,006,834
Domestic bonds	2,577,809	54,723	2,632,532
Domestic stocks	279,604	51,313	330,918
Foreign securities	705,427	41,421	746,849
Foreign bonds	553,164	19,216	572,380
Foreign stocks and other securities	152,263	22,205	174,468
Other securities	296,533	-	296,533
Loans	1,165,163	-	1,165,163
Property and equipment	167,672	-	167,672
Deferred tax asset	41,112	-	41,112
Other assets	66,762	760	67,523
Reserve for possible loan losses	(4,492)	-	(4,492)
Total assets	5,903,439	148,229	6,051,668
Foreign currency denominated assets	516,200	41,863	558,063

Note: The figure of other assets of separate accounts dose not include the amount of due from general accounts. Other assets and total assets including due from general accounts are 15,211 million yen and 162,690 million yen, respectively.

(2) Fair value information on securities and others

a. Fair value information on securities

(a) Valuation gains (losses) on trading securities (Millions of Yen)

	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
	Current Fair Value and Carrying Value	Valuation Gains (Losses)	Current Fair Value and Carrying Value	Valuation Gains (Losses)	Current Fair Value and Carrying Value	Valuation Gains (Losses)
Trading securities	226,530	23,491	257,028	(27,437)	232,421	(29,419)
Domestic bonds	54,723	(1,273)	82,886	373	63,323	1,055
Domestic stocks	51,313	17,991	66,862	(8,132)	55,071	(12,266)
Foreign bonds	19,216	(1,163)	21,033	(42)	20,012	16
Foreign stocks, etc.	65,924	2,180	66,471	(17,183)	61,110	(14,252)
Monetary trusts	35,352	5,756	19,775	(2,452)	32,903	(3,973)

(b)-1. Securities with market value (Millions of Yen)

	As of September 30, 2003				
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,583,076	1,635,607	52,531	60,200	7,669
Domestic bonds	1,509,301	1,560,447	51,145	58,433	7,287
Foreign Bonds	73,775	75,160	1,385	1,766	381
Available-for-sale securities	2,119,551	2,245,188	125,636	144,521	18,884
Domestic bonds	1,031,430	1,068,508	37,077	38,369	1,291
Domestic stocks	165,322	250,217	84,895	87,516	2,621
Foreign securities	520,582	512,805	(7,777)	4,364	12,142
Bonds	485,695	479,389	(6,306)	3,716	10,022
Stocks, etc.	34,886	33,416	(1,470)	648	2,119
Others	282,137	291,909	9,771	10,998	1,227
Monetary claims purchased	59,998	59,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	40,080	41,749	1,668	3,271	1,602
Total	3,702,627	3,880,795	178,167	204,721	26,553
Domestic bonds	2,540,731	2,628,955	88,223	96,803	8,579
Domestic stocks	165,322	250,217	84,895	87,516	2,621
Foreign securities	594,357	587,965	(6,391)	6,131	12,523
Bonds	559,470	554,549	(4,921)	5,482	10,404
Stocks, etc.	34,886	33,416	(1,470)	648	2,119
Others	282,137	291,909	9,771	10,998	1,227
Monetary claims purchased	59,998	59,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	40,080	41,749	1,668	3,271	1,602

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a loss of 80 million yen as of September 30, 2003.

(b)-2. Securities without market value (Carrying value) (Millions of Yen)

	As of September 30, 2003
Stocks of subsidiaries and affiliates	19,023
Available-for-sale securities	90,129
Unlisted domestic stocks (excluding over-the-counter stocks)	10,364
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	19,765
Total	109,153

Note: Securities included in jointly operated designated monetary trusts are not included herein.

(b)-1. Securities with market value (Millions of Yen)

	As of September 30, 2002				
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)	Gains	Losses
Held-to-maturity securities	1,504,471	1,593,416	88,944	90,503	1,558
Domestic bonds	1,451,258	1,538,776	87,518	88,746	1,228
Foreign Bonds	53,213	54,639	1,426	1,757	330
Available-for-sale securities	2,150,389	2,223,323	72,933	101,421	28,488
Domestic bonds	1,354,969	1,420,519	65,550	66,820	1,270
Domestic stocks	230,504	239,506	9,001	22,941	13,939
Foreign securities	292,848	297,463	4,615	7,531	2,916
Bonds	259,843	264,743	4,900	6,912	2,012
Stocks, etc.	33,005	32,720	(284)	618	903
Others	198,329	197,181	(1,148)	3,063	4,212
Monetary claims purchased	11,998	11,998	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	61,738	56,653	(5,085)	1,064	6,149
Total	3,654,861	3,816,739	161,878	191,925	30,047
Domestic bonds	2,806,227	2,959,296	153,068	155,567	2,498
Domestic stocks	230,504	239,506	9,001	22,941	13,939
Foreign securities	346,061	352,103	6,041	9,288	3,247
Bonds	313,056	319,383	6,326	8,670	2,343
Stocks, etc.	33,005	32,720	(284)	618	903
Others	198,329	197,181	(1,148)	3,063	4,212
Monetary claims purchased	11,998	11,998	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	61,738	56,653	(5,085)	1,064	6,149

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a gain of 61 million yen as of September 30, 2002.

(b)-2. Securities without market value (Carrying value) (Millions of Yen)

	As of September 30, 2002
Stocks of subsidiaries and affiliates	23,337
Available-for-sale securities	84,121
Unlisted domestic stocks (excluding over-the-counter stocks)	10,911
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	13,209
Total	107,458

Note: Securities included in jointly operated designated monetary trusts are not included herein.

(b)-1. Securities with market value (Millions of Yen)

	As of March 31, 2003				
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,538,461	1,642,486	104,024	104,452	428
Domestic bonds	1,488,056	1,590,145	102,089	102,284	194
Foreign Bonds	50,405	52,340	1,935	2,168	233
Available-for-sale securities	2,157,307	2,231,216	73,908	99,798	25,890
Domestic bonds	1,472,609	1,547,313	74,703	74,952	249
Domestic stocks	168,600	172,240	3,639	14,198	10,559
Foreign securities	189,955	193,012	3,057	6,429	3,371
Bonds	156,564	161,023	4,459	5,633	1,174
Stocks, etc.	33,391	31,989	(1,401)	796	2,197
Others	195,458	192,096	(3,361)	3,129	6,490
Monetary claims purchased	40,897	40,897	-	-	-
Certificates of deposit	33,000	33,000	-	-	-
Monetary trusts	56,785	52,655	(4,130)	1,088	5,219
Total	3,695,769	3,873,702	177,932	204,251	26,318
Domestic bonds	2,960,665	3,137,458	176,792	177,236	443
Domestic stocks	168,600	172,240	3,639	14,198	10,559
Foreign securities	240,360	245,353	4,992	8,597	3,605
Bonds	206,969	213,364	6,394	7,801	1,407
Stocks, etc.	33,391	31,989	(1,401)	796	2,197
Others	195,458	192,096	(3,361)	3,129	6,490
Monetary claims purchased	40,897	40,897	-	-	-
Certificates of deposit	33,000	33,000	-	-	-
Monetary trusts	56,785	52,655	(4,130)	1,088	5,219

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a gain of 54 million yen as of March 31, 2003.

(b)-2. Securities without market value (Carrying value) (Millions of Yen)

	As of March 31, 2003
Stocks of subsidiaries and affiliates	18,888
Available-for-sale securities	87,576
Unlisted domestic stocks (excluding over-the-counter stocks)	10,591
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	16,985
Total	106,465

Note: Securities included in jointly operated designated monetary trusts are not included herein.

(c) Fair value information consisting of those stated in the previous table (b)-1. and foreign exchange and other gains (losses) for (b)-2.

(Millions of Yen)

	As of September 30, 2003				
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,583,076	1,635,607	52,531	60,200	7,669
Domestic bonds	1,509,301	1,560,447	51,145	58,433	7,287
Foreign Bonds	73,775	75,160	1,385	1,766	381
Stocks of subsidiaries and affiliates	19,023	19,023	-	-	-
Available-for-sale securities	2,209,681	2,335,304	125,623	145,081	19,458
Domestic bonds	1,031,430	1,068,508	37,077	38,369	1,291
Domestic stocks	175,686	260,581	84,895	87,516	2,621
Foreign securities	595,928	587,933	(7,994)	4,684	12,679
Bonds	485,695	479,389	(6,306)	3,716	10,022
Stocks, etc.	110,232	108,544	(1,688)	968	2,656
Others	286,557	296,533	9,975	11,239	1,263
Monetary claims purchased	59,998	59,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	40,080	41,749	1,668	3,271	1,602
Total	3,811,781	3,989,935	178,154	205,281	27,127
Domestic bonds	2,540,731	2,628,955	88,223	96,803	8,579
Domestic stocks	194,709	279,604	84,895	87,516	2,621
Foreign securities	669,703	663,094	(6,609)	6,450	13,060
Bonds	559,470	554,549	(4,921)	5,482	10,404
Stocks, etc.	110,232	108,544	(1,688)	968	2,656
Others	286,557	296,533	9,975	11,239	1,263
Monetary claims purchased	59,998	59,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	40,080	41,749	1,668	3,271	1,602

(Millions of Yen)

	As of September 30, 2002				
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,504,471	1,593,416	88,944	90,503	1,558
Domestic bonds	1,451,258	1,538,776	87,518	88,746	1,228
Foreign Bonds	53,213	54,639	1,426	1,757	330
Stocks of subsidiaries and affiliates	23,337	23,338	1	767	766
Available-for-sale securities	2,234,511	2,307,752	73,240	101,786	28,546
Domestic bonds	1,354,969	1,420,519	65,550	66,820	1,270
Domestic stocks	241,416	250,418	9,001	22,941	13,939
Foreign securities	362,913	367,819	4,906	7,842	2,936
Bonds	259,843	264,743	4,900	6,912	2,012
Stocks, etc.	103,069	103,075	6	929	923
Others	201,475	200,342	(1,132)	3,117	4,250
Monetary claims purchased	11,998	11,998	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	61,738	56,653	(5,085)	1,064	6,149
Total	3,762,320	3,924,507	162,186	193,057	30,871
Domestic bonds	2,806,227	2,959,296	153,068	155,567	2,498
Domestic stocks	258,352	267,354	9,001	22,941	13,939
Foreign securities	422,527	428,861	6,334	10,367	4,033
Bonds	313,056	319,383	6,326	8,670	2,343
Stocks, etc.	109,470	109,478	7	1,697	1,690
Others	201,475	200,342	(1,132)	3,117	4,250
Monetary claims purchased	11,998	11,998	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	61,738	56,653	(5,085)	1,064	6,149

(Millions of Yen)

	As of March 31, 2003				
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,538,461	1,642,486	104,024	104,452	428
Domestic bonds	1,488,056	1,590,145	102,089	102,284	194
Foreign Bonds	50,405	52,340	1,935	2,168	233
Stocks of subsidiaries and affiliates	18,888	18,888	-	-	-
Available-for-sale securities	2,244,884	2,319,354	74,470	100,434	25,963
Domestic bonds	1,472,609	1,547,313	74,703	74,952	249
Domestic stocks	179,192	182,831	3,639	14,198	10,559
Foreign securities	262,495	265,870	3,374	6,802	3,428
Bonds	156,564	161,023	4,459	5,633	1,174
Stocks, etc.	105,931	104,846	(1,084)	1,169	2,254
Others	199,903	196,786	(3,116)	3,391	6,507
Monetary claims purchased	40,897	40,897	-	-	-
Certificates of deposit	33,000	33,000	-	-	-
Monetary trusts	56,785	52,655	(4,130)	1,088	5,219
Total	3,802,234	3,980,729	178,494	204,886	26,392
Domestic bonds	2,960,665	3,137,458	176,792	177,236	443
Domestic stocks	198,080	201,720	3,639	14,198	10,559
Foreign securities	312,901	318,211	5,309	8,971	3,662
Bonds	206,969	213,364	6,394	7,801	1,407
Stocks, etc.	105,931	104,846	(1,084)	1,169	2,254
Others	199,903	196,786	(3,116)	3,391	6,507
Monetary claims purchased	40,897	40,897	-	-	-
Certificates of deposit	33,000	33,000	-	-	-
Monetary trusts	56,785	52,655	(4,130)	1,088	5,219

b. Fair value information on derivative transactions

(a) General information

1. Types of transaction

   i) Interest-related : interest rate swap transactions

      For a certain portion of fixed interest loans extended at interest levels lower than the assumed interest rate of insurance policies, the Company conducts interest rate swap transactions (in which the Company receives variable interest rates and pays fixed interest rates) to pursue gains when interest rates rise.

   ii) Currency-related : foreign exchange contract transactions

      The Company uses foreign exchange contracts as a means of hedging currency risks of foreign currency denominated assets.

   iii) Stock-related : stock index futures trading

      The Company uses stock index futures as a means of hedging against price fluctuation risks of domestic stocks.

   iv) Bond-related : bond futures contract transactions

      The Company uses bond futures as a means of hedging against price fluctuation risks of yen-denominated bonds.

2. Transaction policy

   The Company uses derivative transactions for the purpose of hedging market risk exposures of underlying assets in the interest of efficient asset management and does not engage in speculative transactions for the purpose of profit taking.

3. Purposes of use

   In line with the transaction policy, the use of derivative transactions is limited to the following four purposes:

   i) Hedging transactions against underlying asset price fluctuation risks
   ii) Transactions to supplement or replace underlying assets to eliminate time-related problems and liquidity problems until said underlying assets are incorporated into the Company's portfolio
   iii) Transactions to adjust duration and interest type (fixed, variable) of underlying assets
   iv) Transactions to hedge against, or disperse, underlying asset credit risks

4. Risk profile

   As the derivative transactions in which the Company is engaged are in principle for purposes of hedging against underlying asset price fluctuation and credit risks, the Company is exposed to only limited risks related to derivative transactions.

   The risk of nonperformance by counterparties is also limited because the Company only conducts transactions through exchanges or carefully selected OTC dealings with partners with high credit ratings.

5. Risk management

   The transaction policy and purposes of use are stipulated by the Company's internal regulations governing asset management, and the Company thoroughly conducts tightly controlled operations in this respect. Conducting of new derivative transactions that are not stipulated by these regulations requires deliberation by the management committee and final approval by the Board of Directors.

   In the Company's approach to risk management, the front office and middle/back offices are respectively separated into the investment and clerical & administrative sections, which mutually supervise each other. The Total Risk Management Division also ascertains and analyzes all kinds of risks, including derivative transaction risk and regularly reports to the Investment Policy Committee and the ALM Committee, which are responsible for the management of asset management returns and risks in terms of risk volume, position, and profit/loss level.

6. Supplemental information

i) Supplemental information of derivative transaction credit risks

Notional principals and contractual amounts of interest rates swap transactions and forward exchange contracts are of a nominal nature, with settlement conducted at the differential, not the nominal amount, and hence the amount itself is not an indicator of credit risk volume. Derivative transaction credit risk refers to the sum of the capital required to regain the original market position in the event of a transaction partner default (also referred to as "replacement cost") plus the potential for future increase in that capital amount ("potential exposure").

※Derivative transaction credit risks (Millions of Yen)

	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
	Contracted value or notional principal amount	Credit risk value	Contracted value or notional principal amount	Credit risk value	Contracted value or notional principal amount	Credit risk value
Interest-related	59,200	0	61,800	2	61,800	1
Currency-related	579,325	163	259,189	26	159,262	15
Stock-related	-	-	-	-	-	-
Bond-related	-	-	-	-	-	-
Total	638,525	163	320,989	29	221,062	17

Notes:

1. Credit risk value is calculated using the current exposure method.

2. Currency-related transactions include separate account contracts (3,883 million yen as of September 30, 2003, and 681 million yen as of September 30, 2002) and credit risk values (0 million yen as of September 30, 2003, and 0 million yen as of September 30, 2002).

ii) Supplemental information of derivative transaction differential gain and loss

Items to which the hedging account has been applied are omitted from disclosure.

(b) Fair value information

1. Gains (losses) on derivatives (Millions of Yen)

	As of September 30, 2003					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	-	-	-	-	-	-
Hedge accounting not applied	(831)	1,429	1,228	(2,093)	-	(266)
Total	(831)	1,429	1,228	(2,093)	-	(266)

	As of September 30, 2002					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	-	-	-	-	-	-
Hedge accounting not applied	(1,388)	(3,222)	94	-	-	(4,516)
Total	(1,388)	(3,222)	94	-	-	(4,516)

	As of March 31, 2003					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	-	-	-	-	-	-
Hedge accounting not applied	(1,354)	(614)	(853)	-	-	(2,822)
Total	(1,354)	(614)	(853)	-	-	(2,822)

Notes:

1. Gains (losses) on derivatives not applied to hedge accounting are recorded in the income statements.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclosure.

2. Interest-related transactions

(Millions of Yen)

	As of September 30, 2003				As of September 30, 2002			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over One Year				Over One Year		
Over-the-counter transactions								
Interest rate swaps:								
Receipts fixed, payments floating	-	-	-	-	-	-	-	-
Receipts floating, payments fixed	59,200	6,600	(831)	(831)	61,800	59,200	(1,388)	(1,388)
Receipts floating, payments floating	-	-	-	-	-	-	-	-
Others:								
Sold	-	-	-	-	-	-	-	-
Bought	-	-	-	-	-	-	-	-
Total				(831)				(1,388)

	As of March 31, 2003			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over One Year		
Over-the-counter transactions				
Interest rate swaps:				
Receipts fixed, payments floating	-	-	-	-
Receipts floating, payments fixed	61,800	29,200	(1,354)	(1,354)
Receipts floating, payments floating	-	-	-	-
Others:				
Sold	-	-	-	-
Bought	-	-	-	-
Total				(1,354)

Interest rate swaps by contractual maturity dates:

(Millions of Yen, %)

	As of September 30, 2003				As of September 30, 2002			
	Total	One year or shorter	One year to three years	Over three years	Total	One year or shorter	One year to three years	Over three years
Receipts fixed, payments floating:								
Notional amount	-	-	-	-	-	-	-	-
Average fixed rate (receipt)	-	-	-	-	-	-	-	-
Average fixed rate (payment)	-	-	-	-	-	-	-	-
Receipts floating, payments fixed								
Notional amount	59,200	52,600	5,200	1,400	61,800	2,600	55,200	4,000
Average fixed rate (receipt)	0.46	0.51	0.07	0.07	1.10	0.07	1.23	0.07
Average fixed rate (payment)	2.21	2.24	1.97	1.97	2.20	1.97	2.22	1.97

	As of March 31, 2003			
	Total	One year or shorter	One year to three years	Over three years
Receipts fixed, payments floating:				
Notional amount	-	-	-	-
Average fixed rate (receipt)	-	-	-	-
Average fixed rate (payment)	-	-	-	-
Receipts floating, payments fixed				
Notional amount	61,800	32,600	25,200	4,000
Average fixed rate (receipt)	0.76	0.87	0.74	0.07
Average fixed rate (payment)	2.20	2.19	2.24	1.97

3. Currency-related transactions (Millions of Yen)

	As of September 30, 2003				As of September 30, 2002			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions								
Foreign exchange contracts:								
Sold:	409,639	-	408,208	1,430	162,244	-	165,467	(3,222)
U.S. dollar	138,093	-	135,819	2,274	88,225	-	90,246	(2,021)
Euro	253,455	-	254,271	(815)	61,230	-	62,192	(962)
British pound	18,089	-	18,118	(29)	12,788	-	13,027	(239)
Canadian dollar	-	-	-	-	-	-	-	-
Bought:	311	-	311	(0)	155	-	156	0
U.S. dollar	311	-	311	(0)	146	-	147	0
Euro					9	-	9	0
British pound					-	-	-	-
Canadian dollar					-	-	-	-
Total				1,429				(3,222)

	As of March 31, 2003			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions				
Foreign exchange contracts:				
Sold:	70,271	-	70,885	(613)
U.S. dollar	42,279	-	42,344	(64)
Euro	22,087	-	22,589	(502)
British pound	5,904	-	5,950	(46)
Canadian dollar	-	-	-	-
Bought:	204	-	204	(0)
U.S. dollar	204	-	204	(0)
Euro	-	-	-	-
British pound	-	-	-	-
Canadian dollar	-	-	-	-
Total				(614)

Notes:

1. Forward exchange rates are used as the term end exchange rates.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclosure.

4. Stock-related transactions

(Millions of Yen)

	As of September 30, 2003				As of September 30, 2002			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions								
Stock index futures:								
Sold	54,633	-	53,405	1,228	98,060	-	97,966	94
Bought	-	-	-	-	-	-	-	-
Stock options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				1,228				94

	As of March 31, 2003			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions				
Stock index futures:				
Sold	82,825	-	83,679	(853)
Bought	-	-	-	-
Stock options:				
Sold				
Call	-	-	-	-
Put	-	-	-	-
Bought				
Call	-	-	-	-
Put	-	-	-	-
Total				(853)

5. Bond-related transactions

(Millions of Yen)

	As of September 30, 2003				As of September 30, 2002			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions								
Bond futures contracts:								
Sold	203,513	-	205,606	(2,093)	-	-	-	-
Bought	-	-	-	-	-	-	-	-
Bond futures options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				(2,093)				-

	As of March 31, 2003			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions				
Bond futures contracts:				
Sold	-	-	-	-
Bought	-	-	-	-
Bond futures options:				
Sold				
Call	-	-	-	-
Put	-	-	-	-
Bought				
Call	-	-	-	-
Put	-	-	-	-
Total				-

6. Others

The Company held no other derivative instruments as of September 30, 2003, 2002 and March 31, 2003.

5. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Consolidated)

(Millions of Yen, %)

	As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
Loans to bankrupt companies	288	482	293
Past due loans	6,004	8,703	8,405
Loans overdue for three months or more	406	389	234
Restructured loans	485	2,244	885
Total: a	7,185	11,820	9,818
[% of total loans]	[0.62]	[1.01]	[0.83]
Specific reserve for possible loan losses: b	3,169	3,700	3,703
General reserve for possible loan losses: c	1,322	4,411	3,136
Amount covered by collateral and guarantees: d	3,621	6,211	5,311
Sub-total =a-b-c-d	(928)	(2,503)	(2,332)
Coverage ratio A = (b+c) / a	[62.5]	[68.6]	[69.7]
Coverage ratio B = (b+c+d) / a	[112.9]	[121.2]	[123.8]

Notes:

1. A portion of past due loans and loans to bankrupt companies was written off. Write-offs relating to bankrupt companies for the six months ended as of September 30, 2003, September 30, 2002 and March 31, 2003 amounted to 591million yen, 3,955 million yen and 986 million yen, respectively. Past due loans also decreased due to write-offs in the amounts of 5,485 million yen, 4,659 million yen and 4,122 million yen as of September 30, 2003, September 30, 2002 and March 31, 2003, respectively.

2. "Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to the significant delay in payment of principal or interest or for some other reason.

3. "Past due loans" are loans other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of reconstruction or support of the borrower, on which the Company has stopped accruing interest based on its self-assessment.

4. "Loans overdue for three months or more" are loans other than the loans described in notes 2 or 3 above for which principal and/or interest are in arrears for three months or more.

5. "Restructured loans" are loans other than the loans described in notes 2, 3 or 4 above for which agreements have been made between the relevant parties providing a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favour of the borrower for purposes of reconstruction or support of the borrower.

(Non-Consolidated)

(Millions of Yen, %)

	As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
Loans to bankrupt companies	288	482	293
Past due loans	6,004	8,703	8,405
Loans overdue for three months or more	406	389	234
Restructured loans	485	2,242	885
Total: a	7,185	11,818	9,818
[% of total loans]	[0.62]	[1.01]	[0.83]
Specific reserve for possible loan losses: b	3,169	3,657	3,703
General reserve for possible loan losses: c	1,322	4,413	3,136
Amount covered by collateral and guarantees: d	3,621	6,211	5,311
Sub-total =a-b-c-d	(928)	(2,463)	(2,332)
Coverage ratio A = (b+c) / a	[62.5]	[68.3]	[69.7]
Coverage ratio B = (b+c+d) / a	[112.9]	[120.8]	[123.8]

Notes:

1. A portion of past due loans and loans to bankrupt companies was written off. Write-offs relating to bankrupt companies as of September 30, 2003, September 30, 2002 and March 31, 2003 amounted to 591 million yen, 3,955 and 986 million yen, respectively. Past due loans also decreased due to write-offs in the amounts of 5,485 million yen, 4,659 million yen and 4,122 million yen as of September 30, 2003, September 30, 2002 and March 31, 2003, respectively.

2. "Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to the significant delay in payment of principal or interest or for some other reason.

3. "Past due loans" are loans other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of reconstruction or support of the borrower, on which the Company has stopped accruing interest based on its self-assessment.

4. "Loans overdue for three months or more" are loans other than the loans described in notes 2 or 3 above for which principal and/or interest are in arrears for three months or more.

5. "Restructured loans" are loans other than the loans described in notes 2, 3 or 4 above for which agreements have been made between the relevant parties providing a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favour of the borrower for purposes of reconstruction or support of the borrower.

6. Disclosed Claims Based on Insurance Business Law Standard

(Consolidated)

(Millions of Yen, %)

	As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
Claims against bankrupt and quasi-bankrupt obligors	1,776	4,210	3,632
Claims with collection risk	4,520	4,976	5,066
Claims for special attention	900	2,640	1,124
Sub-total	7,196	11,827	9,823
[% of Total]	[0.61]	[1.01]	[0.83]
Claims against normal obligors	1,165,697	1,161,557	1,177,928
Total	1,172,894	1,173,385	1,187,752

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

5. From the fiscal year ended March 31, 2003, above claims exclude those related to security lending contracts with cash collateral. For comparison purpose, the figures shown above as of September 30, 2002 excluded 97,878 million yen of claims against normal obligors related to security lending, which was included in the previous statement.

(Non-Consolidated)

(Millions of Yen, %)

	As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
Claims against bankrupt and quasi-bankrupt obligors	1,776	4,210	3,632
Claims with collection risk	4,520	4,976	5,066
Claims for special attention	900	2,639	1,124
Sub-total	7,196	11,825	9,823
[% of Total]	[0.61]	[1.01]	[0.83]
Claims against normal obligors	1,165,697	1,161,522	1,177,928
Total	1,172,894	1,173,348	1,187,752

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

5. From the fiscal year ended March 31, 2003, above claims exclude those related to security lending contracts with cash collateral. For comparison purpose, the figures shown above as of September 30, 2002 excluded 97,878 million yen of claims against normal obligors related to security lending, which was included in the previous statement.

(Reference) Reserves for possible loan losses (non-consolidated)

(Millions of Yen)

		Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
1.	Reserve for possible loan losses			
	a. General reserve	1,322	4,413	3,136
	b. Specific reserve	3,169	3,657	3,703
	c. Specific reserves for loans to refinancing countries	-	-	-
2.	Net provision for specific reserve			
	a. Provision	3,169	3,657	7,360
	b. Reversal	3,214	3,942	7,595
	c. Net provision	(44)	(284)	(234)
3.	Specific reserves for loans to refinancing countries			
	a. Number of countries	-	-	-
	b. Amount of loans	-	-	-
	c. Net provision	-	-	-
4.	Write-off of loans	1,268	58	69

7. Core Profit and Reconciliation to Non-Consolidated Ordinary Profit

(Millions of Yen)

		Six Months Ended September 30, 2003	Six Months Ended September 30, 2002	Year Ended March 31, 2003
Core profit (A)		48,056	38,788	88,729
Capital gains		27,441	28,390	53,788
	Gains from monetary trusts, net	5,025	-	-
	Gains on investments in trading securities, net	-	-	-
	Gains on sale of securities	22,415	13,254	32,676
	Gains from derivatives, net	-	15,135	21,111
	Foreign exchange gains, net	-	-	-
	Others	-	-	-
Capital losses		8,002	47,112	94,601
	Losses from monetary trusts, net	-	6,696	11,748
	Losses on investments in trading securities, net	1,618	3,826	3,018
	Losses on sale of securities	1,068	7,270	19,657
	Devaluation losses on securities	485	28,952	58,713
	Losses from derivatives, net	3,571	-	-
	Foreign exchange losses, net	1,259	366	1,462
	Others	-	-	-
Capital gains/losses (B)		19,438	(18,721)	(40,812)
(A+B)		67,495	20,066	47,917
Other one-time gains		(325)	-	-
	Ceding reinsurance commissions	-	-	-
	Reversal of contingency reserve	(325)	-	-
	Others	-	-	-
Other one-time losses		1,268	1,239	1,890
	Reinsurance premiums	-	-	-
	Provision for contingency reserve	-	1,181	1,820
	Provision for specific reserve for possible loan losses	-	-	-
	Provision for specific reserves for loans to refinancing countries	-	-	-
	Write-off of loans	1,268	58	69
	Others	-	-	-
Other one-time gains/losses (C)		(1,593)	(1,239)	(1,890)
Ordinary profit (A+B+C)		65,901	18,827	46,027

8. Solvency Margin Ratio

(Non-Consolidated) (Millions of Yen)

	As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
Total solvency margin (A)	515,795	416,603	424,846
Equity (less certain items)	148,768	116,080	122,186
Reserve for price fluctuation	30,005	28,726	29,242
Contingency reserve	75,667	74,702	75,341
Reserve for possible loan losses	1,322	4,413	3,136
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)	113,060	65,916	67,023
Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	(14,112)	(8,301)	(12,826)
Excess of amount of policy surrender payment	111,378	107,842	109,281
Unalloted portion of reserve for policyholder dividends	7,843	7,634	7,634
Future profits	16,553	12,240	13,284
Deferred tax assets	40,308	22,348	25,541
Subordinated debt	-	-	-
Deductible items	(15,000)	(15,000)	(15,000)
Total risk (B) $\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4$	96,432	101,008	98,773
Insurance risk R_1	34,585	35,055	34,895
Assumed investment yield risk R_2	22,071	23,199	22,543
Investment risk R_3	65,327	68,816	67,191
Business risk R_4	2,439	2,541	2,492
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$	1,069.7%	824.9%	860.2%

Notes:

1. The above ratio is calculated in accordance with Articles 86, 87, 161, 162 and 190 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. Equity as of September 30, 2003 and 2002 represent equity on the balance sheet less net unrealized gains on securities, deferred gain on sale of real estate and estimated appropriation paid in cash.

3. Equity as of March 31, 2003 represents equity on the balance sheet less net unrealized gains on securities, deferred gain on sale of real estate and appropriation paid in cash.

4. Deductible items in the total solvency margin include the capital contribution to T&D Financial Life Insurance Company.

(T&D Financial Life Insurance Company)

(Millions of Yen)

		As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
Total solvency margin (A)		23,997	30,462	26,815
Equity (less certain items)		21,682	27,022	23,891
Reserve for price fluctuations		158	38	101
Contingency reserve		353	104	174
Reserve for possible loan losses		18	381	355
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)		569	904	641
Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		-	70	9
Subordinated debt		-	-	-
Others		1,214	1,941	1,641
Total risk (B)	$\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4$	5,003	4,742	5,197
Insurance risk	R_1	3,627	3,765	3,788
Assumed investment yield risk	R_2	456	507	477
Investment risk	R_3	2,687	2,050	2,764
Business risk	R_4	203	189	210
Solvency margin ratio	$\frac{(A)}{(1/2) \times (B)} \times 100$	959.1%	1,284.8%	1,031.9%

Notes:

1. The above ratio is calculated in accordance with Articles 86, 87, 161, 162 and 190 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. Equity represents equity on the balance sheet less net unrealized gains on securities.

(Reference)

Performance Forecast for the Year Ending March 31, 2004

The Company revised its performance forecasts for the year ending March 31, 2004, which were announced on May 22, 2003, as stated below.

(Consolidated) (Billions of Yen, %)

	Previous Forecast	Revised Forecast	% Changes from the previous forecast
Ordinary Revenue	1,127	1,203	6.7 %
Ordinary Profit	66	97	47.0
Net Income	19	30	57.9

(Non- Consolidated) (Billions of Yen, %)

	Previous Forecast	Revised Forecast	% Changes from the previous forecast
Ordinary Revenue	1,124	1,200	6.8 %
Ordinary Profit	70	101	44.3
Net Income	23	34	47.8
Annual Dividends per Share	(Year-End) ¥3,000.00	(Year-End) ¥3,000.00	0.0
Income from Insurance Premiums	994	921	(7.3)
Core Profit	88	95	8.0
Negative Spread	25	19	(24.0)
New Policy Amount	4,760	4,490	(5.7)
Individual Term Life	4,450	4,300	(3.4)
Policy Amount in Force	39,630	39,200	(1.1)
Individual Term Life	35,230	34,930	(0.9)
Surrender & Lapse Rate	8.5%	9.0%	0.5

Notes:

1. Percentage changes are rounded to the nearest relevant percentage point.

2. Policy amount in force and new policy amount include individual insurance and annuities. The new policy amount includes increase from conversion.

3. The above forecasts for the year ending March 31, 2004 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Supplementary Data for Six Months Ended September 30, 2003
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

(Millions of Yen, %)

	Six Months Ended Sept. 30, 2003	% Change from Fiscal Year Ended Mar. 31, 2003	% Change from Six Months Ended Sept. 30, 2002	Fiscal Year Ended Mar. 31, 2003	Six Months Ended Sept. 30, 2002
New Policy Amount	2,109,438	-	(8.1)	4,673,514	2,296,478
Policy Amount in Force	39,075,896	(0.7)	(0.0)	39,342,682	39,086,303
Surrender & Lapse Amount	1,823,480	-	10.7	3,290,656	1,646,574
Surrender & Lapse Rate	4.64%	-	-	8.5%	4.23%
Income from Insurance Premiums	480,795	-	(6.8)	989,420	515,888
Individual Insurance and Annuities included	317,454	-	(8.1)	684,990	345,260
Group Insurance and Annuities included	161,494	-	(4.4)	300,730	168,879

Notes:

1. New policy amount and policy amount in force include individual insurance and annuities.

2. New policy amount includes increase from conversion.

3. Surrender and lapse amount does not include reinstatement.

4. Surrender and lapse rates for six months ended September 30, 2003 and 2002 are not annualized.

(2) Assets

(Millions of Yen, %)

	As of Sept. 30, 2003	% Change from Mar. 31, 2003	% Change from Sept. 30, 2002	As of Mar. 31, 2003	As of Sept. 30, 2002
Total Assets	6,051,668	0.7	1.2	6,007,183	5,982,225
Adjusted Net Asset	541,542	5.1	9.9	515,471	492,706
Solvency Margin Ratio	1,069.7%	209.5points	244.8points	860.2%	824.9%

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Negative Spread

(Millions of Yen, %)

	Six Months Ended Sept. 30, 2003	% Change from Fiscal Year Ended Mar. 31, 2003	% Change from Six Months Ended Sept. 30, 2002	Fiscal Year Ended Mar. 31, 2003	Six Months Ended Sept. 30, 2002
Core Profit	48,056	-	23.9	88,729	38,788

	Fiscal Year Ending Mar. 31, 2004 (Forecast)	Fiscal Year Ended Mar. 31, 2003
Negative Spread	19,000	20,479

(4) Policy and Other Reserves

(Millions of Yen)

	As of Sept. 30, 2003	Change from Mar. 31, 2003	Change from Sept. 30, 2002	As of Mar.31, 2003	As of Sept. 30, 2002
Policy Reserve	5,310,530	(8,845)	(19,343)	5,319,376	5,329,873
General Accounts included	5,161,337	4,223	26,993	5,157,113	5,134,344
Separate Accounts included	149,192	(13,069)	(46,336)	162,262	195,529
Reserve for Price Fluctuations	30,005	763	1,278	29,242	28,726
Contingency Reserve	75,667	325	964	75,341	74,702
"Contingency Reserve 1" included	43,465	48	311	43,417	43,154
"Contingency Reserve 2" included	32,201	276	652	31,924	31,548

Note: The amount of policy reserve excludes the amount of contingency reserve.

(5) Unrealized Gains / Losses

(Millions of Yen)

	As of Sept. 30, 2003	Change from Mar. 31, 2003	Change from Sept. 30, 2002	As of Mar.31, 2003	As of Sept. 30, 2002
Securities	178,167	235	16,289	177,932	161,878
Domestic Stocks included	84,895	81,255	75,893	3,639	9,001
Yen Denominated Bonds included	88,223	(88,569)	(64,844)	176,792	153,068
Foreign Securities included	(6,391)	(11,384)	(12,433)	4,992	6,041

Note: These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.

(6) Devaluation Losses

(Millions of Yen, %)

	As of Sept. 30, 2003			As of Mar.31, 2003	As of Sept. 30, 2002
		Change from Mar. 31, 2003	Change from Sept. 30, 2002		
Securities: a	452	(99.1)	(97.5)	49,540	18,108
Domestic Stocks included	148	(99.6)	(98.5)	40,714	10,214
Yen Denominated Bonds included	-	(100.0)	(100.0)	174	174
Other Domestic Securities included	62	(99.2)	(99.1)	7,883	6,910
Foreign Securities included	241	(68.5)	(70.1)	768	808
Foreign Bonds	-	-	-	-	-
Foreign Stocks, etc.	241	(68.5)	(70.1)	768	808
Monetary Trusts: b	32	(99.6)	(99.7)	9,173	10,843
Total: a + b	485	(99.2)	(98.3)	58,713	28,952

Standards for Calculating Devaluation Losses on Domestic Stocks:
All losses when the rate of decline of the market value is 30% or more of the book value.

(7) Investment for Six Months Ended September 30, 2003

(Millions of Yen)

	Net Increase (decrease) from Mar. 31, 2003	2nd. Half Year Ending Mar. 31, 2004 (Planned)
Domestic Stocks	47,477	- Slightly increase net exposure to domestic stocks - Regarding other investments, primarily maintain current asset composition - Possible change depending on market prospects
Domestic Bonds	(432,622)	
Foreign Stocks, etc.	(9,363)	
Foreign Bonds	351,783	
Other Securities	86,837	
Real Estate	(1,306)	

Notes:

1. Domestic stocks and foreign stocks include those held in monetary trusts and alternative investments.

2. Net increase (decrease) indicates net of the total executed amount including stock futures contracts. As for monetary trusts the amount is the net cash inflow (outflow) due to newly setup or cancellation.

(8) Level of Indices where Unrealized Gains/Losses on Assets are Break-even as of September 30, 2003

Nikkei Average		6,800 Yen
Topix		670 Points
Yen-Denominated Bonds	Parallel-shift case	2.2%
	Steepening case	2.6%
Foreign Securities		113.3 Yen

Notes:

1. The indices for Yen-Denominated Bonds are calculated on a 10-Year JGB yield basis. The indice for Foreign Securities is calculated on a U.S. dollar/yen rate basis.

2. These figures are calculated based on asset holdings as of September 30, 2003 assuming that our asset portfolio is the same as those of the Nikkei average and Topix. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

3. Regarding the Yen-Denominated Bonds calculation, the "parallel-shift case" is based on the assumption that any shifts in the yield curve as of September 30, 2003 will be parallel shifts, while the "Steepening case" is based on the assumption that the current near-zero short- term interest rates of 10-Year JGB yield will remain, and future long-term interest rates will rise relative to the short- term interest rates.

(9) Performance Forecast for the Fiscal Year Ending March 31, 2004

(Billions of Yen)

	Fiscal Year Ending Mar. 31, 2004 (Current Forecast)	Fiscal Year Ending Mar. 31, 2004 (Previous Forecast)
Income from Insurance Premiums	921	994
Core Profit	95	88
Ordinary Profit	101	70
Unappropriated Retained Earnings	-	-
Policy amount in Force	39,200	39,630

Notes:
1. Policy amount in force includes individual insurance and annuities.
2. The above forecasts for the year ending March 31, 2004 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

(10) Cross Holdings with Domestic Banks at September 30, 2003

i) Contributions from Domestic Banks

(Millions of Yen)

	Amount
Funds	None
Subordinated Debt	None

ii) Contributions to Domestic Banks

(Millions of Yen)

	Amount
Bank Stocks Held	77,490
Preferred Stocks issued by Foreign Subsidiaries	60,000
Preferred Securities issued by Foreign Subsidiaries	14,437
Subordinated Loans and Debentures	203,301

(11) Number of Employees and Agents

	As of Sept. 30, 2003			As of Mar.31, 2003	As of Sept. 30, 2002
		Change from Mar. 31, 2003	Change from Sept. 30, 2002		
In-house Sales Representatives	5,295	1.9	2.3	5,194	5,178
Sales Agents	13,089	0.9	0.3	12,970	13,055
Administrative Personnel	3,185	2.0	0.0	3,122	3,185

(12) Other Questions

i) Future plans for capital raising

- We believe that Daido is currently maintaining an ample capital level. Therefore, we have no plans to seek third-party funds to raise capital.

ii) The Company's position related to the reduction of assumed investment yields for existing individual insurance policies and annuities

- According to the Insurance Business Law, assumed investment yield reductions may be implemented "only when there is a possibility of a failure in continuing insurance business operations" and the proceeding of a given yield reduction must be initiated by that particular insurance company.
- Daido maintains sufficient financial soundness to conduct current operations.
- Consequently, we have no plan to apply to proceed with a yield reduction.

iii) Future restructuring plans

- We will further enhance operational efficiency through the use of information technology and rationalization of operations.
- As part of the management integration with Taiyo Life, we will continue to pursue enhanced joint operations and integration of affiliates in areas and functions where cooperation between the two companies are deemed feasible and thereby further streamline our operations.

(13) OTC Sales through Banks (October 2002 – September 30, 2003)

Not applicable, as Daido does not sell its products OTC through banks.